03032729

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ABSA Group Limited

*CURRENT ADDRESS 3rd Floor, Absa Towers East
170 Main Street, Johannesburg 2001
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 4569 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/22/03

Annual Report 2001

ABSA

WEBSITE: www.absa.co.za
Information regarding the Absa Group's products, services, financial performance, latest news releases and share price are available on the internet at the address above.

MARKET SEGMENT BUSINESS UNITS

Absa Corporate and Merchant Bank
Business Banking Services
Absa Private Bank
Personal Financial Services
Retail Banking Services
Flexi Banking Services
- UniFer Group (53%)

MLS Bank

ASSET-BASED AND PRODUCT BUSINESS UNITS

Absa Home Loans
Bankfin
Absa Card
Cutfin

DELIVERY CHANNELS

Delivery Channel Services

INTERNATIONAL BANKING AND AFRICA DESK

Absa Bank London
Absa Asia (Hong Kong)
Absa Bank Singapore
Bankhaus Wölbern (Hamburg)
National Bank of Commerce (Tanzania) (55%)
Bank Windhoek Holdings (Namibia) (36,3%)
Commercial Bank of Zimbabwe (Zimbabwe) (26%)

ABSA BANK





Absa Life

Absa Insurance Company

Absa Brokers

Absa Trust and Investment Services

ABSA FINANCIAL SERVICES

Absa Consultants and Actuaries

Absa Health Care Consultants

Absa Investment Management Services

Absa Syndicate Investments

On 26 January 1991, the largest merger in South African banking history brought into being Amalgamated Banks of South Africa Limited, the largest banking group in Africa, with R50 billion in assets.

Mammoth strides have been taken in the 10 years since then. The Group was renamed Absa Group Limited in 1997, and assets have grown to R197 billion in tandem with major initiatives designed to ensure the Group's future. These included building a computer system now rated as one of the best in the world, re-engineering the credit and risk management systems and then merging the 300 years of combined brand equity vested in our historic commercial banking brands into the Absa brand. To be globally competitive while fulfilling the financial services needs of a diverse South Africa, a further stride was taken on 31 March 2001. On this date, the commercial bank, the Group's largest operating division, was replaced by a number of smaller, focused banking business units serving specific market segments.

While implementing these sometimes testing changes, Absa remained the country's leading provider of personal banking and financial services. It has an established infrastructure and offers the complete range of retail and corporate banking, insurance and financial products and services as well as extensive local and international networks. This enables the Group to interact with its customers via a combination of physical and electronic channels. Each customer is offered a choice of banking and financial products and services – from basic offerings for the low-income personal market to customised solutions for the corporate market.

The Group has largely been reinvented over the past 10 years, but our vision and goals of today – to be a customer-focused financial services group in targeted market segments, to be partners in growing South Africa's prosperity and to serve all our stakeholders – largely correspond with those we decided to pursue in 1991.

sa Group



OTHER ACTIVITIES

Group Specialist Services

Absa Asset Management

Absa Securities

Absa Development Company

AllPay

Information on the Group's legal structure is provided on page 133.
Group activities are described in more detail on page 146.

Our mission is . . .


ABSA

Today Tomorrow Together

To be partners in growing

South Africa's prosperity by

being the leading financial

services group, serving

all our stakeholders

Group Salient Features

YEAR ENDED 31 MARCH	**2001**	2000	1999	1998	1997
Headline earnings (Rm)	**2 456**	1 988	1 968	1 692	1 319
Headline earnings per share (cents)	**378,7**	310,3	309,7	271,3	222,2
Dividends per share (cents)	**116,0**	96,5	96,5	86,0	72,0
Dividend cover (times)	**3,3**	3,2	3,2	3,2	3,1
Return on average equity (%)	**19,3**	17,1	18,5	18,9	17,8
Return on average assets, excluding acceptances (%)	**1,32**	1,16	1,23	1,19	1,07
Net interest margin (%)	**4,23**	3,99	4,26	4,30	4,33
Charge for bad and doubtful advances (%)	**1,09**	1,21	1,11	0,86	0,75
Non-interest income as % of operating income	**44,9**	43,6	40,5	38,8	37,0
Cost-to-income ratio (%)	**63,0**	63,5	63,3	65,4	67,2
Total assets (Rm)	**196 755**	177 461	168 737	152 821	134 470
Net asset value per share (cents)	**2 106**	1 840	1 801	1 548	1 342
Total advances (Rm)	**156 396**	144 824	137 607	125 920	108 305
Advances growth (%)	**8,00**	5,24	9,28	16,26	12,60
Non-performing advances to total advances (%)	**4,4**	4,9	4,3	3,3	3,9
Capital to risk-weighted assets (%)	**11,2**	10,9	10,4	9,8	8,3
Permanent staff complement	**36 520**	34 313	33 729	36 491	37 844


HEADLINE EARNINGS
(Rm)
2 500
2 000
1 500
1 000
500
0
97
98
99
00
01
COMPOUND ANNUAL GROWTH
OVER PAST FIVE YEARS: 19,1%


HEADLINE EARNINGS AND
DIVIDENDS PER SHARE
(cents)
400
350
300
250
200
150
100
50
0
97
98
99
00
01
HEADLINE EARNINGS PER SHARE
DIVIDENDS PER SHARE

ABSA



Merger agreement
Bankkorp acquired
Dave Brink becomes chairman, Danie Cronjé chief executive
Absa Foundation formed
Bankhaus Wölbern acquired
Absa offers home banking on the Internet
Name chan
Absa Group
January 1991
January 1992
August 1993
April 1994
May 1995
November 1996
Se

ABSA – THEN AND NOW

1991

January — UBS Holdings Limited, Volkskas Group Limited, Allied Group Limited and Sage Financial Services Limited merge and establish Amalgamated Banks of South Africa Limited. Chairman of the board Herc Hefer, chief executive Piet Badenhorst.

March — Name changed from UBS Holdings Limited to Amalgamated Banks of South Africa Limited.

March — Total assets R51,8 billion, share price 725 cents.

1992

January — Absa acquires entire shareholding of Bankorp Holdings Limited for R1,2 billion with effect 1 April 1992. Following implementation of the merger, control of Absa is vested jointly in Sanlam and Universa (Proprietary) Limited.

March — Total assets R56,2 billion, share price 1 010 cents.



TEN YEARS OF STABILIT


New business model introduced
Acquisition of 51% of UniFer
70% of NBC (Tanzania) acquired
Commercial banking brands integrated into Absa
1997
October 1998
December 1999
June 2000
April 2001


AND GROWTH

ABSA – THEN AND NOW *continued*

1993

March	Total assets R82,5 billion, share price 885 cents.
August	Dave Brink is appointed as chairman of the board, Dr Danie Cronjé as chief executive with effect 1 November.

1994

March	Total assets R86 billion, share price 700 cents.
April	Absa Foundation formed as a vehicle for corporate social investment.

1995

31 March	Total assets R99,5 billion, share price 1 180 cents.
May	Acquisition of Bankhaus Wölbern & Co, a registered bank in Hamburg, Germany. Stockbroker Edey Rogers & Co – now Absa Securities – is acquired.

1996

February	NuBANK, established to cater for the needs of inappropriately banked persons, opens its first branch.
March	Total assets R115,1 billion, share price 2 100 cents.
November	Absa is the first to offer home banking on the Internet.

1997

March	Total assets R134,9 billion, share price 2 800 cents.
July	Global Depository Receipts listed on the London Stock Exchange, raising R628,7 million for the Group's offshore activities.
September	The name of the holding company is changed from Amalgamated Banks of South Africa Limited to Absa Group Limited.
November	Dr Danie Cronjé becomes chairman of the board and Nallie Bosman Group managing director.

1998

March	Total assets R152,8 billion, share price 4 500 cents.
April	Share price at an all-time high of 5 130 cents, closes at 5 090 cents.
June	Acquisition of 26% of Commercial Bank of Zimbabwe.
October	Allied, United, TrustBank and Volkskas brand names integrated into Absa and the Group's new corporate identity launched.

1999

March	Total assets R168,7 billion, share price 2 950 cents.
December	Acquisition of 70% of National Bank of Commerce (Tanzania).

2000

March	Total assets R177,5 billion, share price 2 390 cents.
June	Acquisition of 51% of UniFer.

2001

January	Free Internet access offered as part of the e-commerce strategy.
March	Total assets R196,8 billion, share price 3 210 cents.
April	Segment- and product-focused business units replace the commercial bank as the Group's new business model is introduced.

A focus on our customers . . .



Today Tomorrow Together

We differentiate ourselves

by focusing strongly on the

requirements of our customers,

thereby satisfying the expectations

of our shareholders


RETURN ON
AVERAGE EQUITY (ROE)
(%)
20
19
18
17
16
15
97
98
99
00
01


RETURN ON
AVERAGE ASSETS (ROA)
(%)
1,35
1,30
1,25
1,20
1,15
1,10
1,05
1
97
98
99
00
01


NET INTEREST INCOME AND
NET INTEREST MARGIN (%)
(R'bn)
9
8
7
6
5
4
3
2
1
0
97
98
99
00
01

ABSA GROUP OBJECTIVES

The Group's objective is to achieve an ROE of approximately 21% by 2002 and 23% over the medium term.

The Group's objective is to achieve a 1,5% return on average assets over the next two years. The objective of 1,3% set for 2001 was achieved.

The restructuring of the micro-lending industry and the highly competitive South African market are expected to result in continued pressure on margins. The Group aspires to achieve a margin of at least 4%.

ABSA GROUP ACHIEVEMENTS

The increase in ROE was achieved owing to good contributions from all major business units, with exceptional performances by retail banking and insurance operations.

The Group has made good progress towards its stated goal of achieving a 1,5% return on assets. Asset growth of 10,9% was achieved for the year under review.

The highly competitive market and consumerisation exerted further pressure on interest margins during the year. Income from asset-liability management initiatives and the improved quality of the advances book enabled the Group to improve this margin from 3,99% to 4,02%. The higher margins on micro-lending increased it further, to 4,23%.

ABSA


CHARGE FOR DOUBTFUL ADVANCES AS A % OF AVERAGE ADVANCES
(R'bn)
2,00
1,75
1,50
1,25
1,00
0,75
0,50
0,25
0
0,75%
0,86%
1,11%
1,21%
1,09%
0,8
1,0
1,5
1,7
1,6
97
98
99
00
01


NON-INTEREST INCOME AS A % OF OPERATING INCOME
(R'bn)
7
6
5
4
3
2
1
0
37,0%
38,6%
40,5%
43,6%
44,9%
3,2
3,9
4,6
5,3
6,4
97
98
99
00
01
COMMISSIONS AND FEES
NET TRADING PROFIT
OTHER
INSURANCE


OPERATING EXPENDITURE AND COST-TO-INCOME RATIO
(R'bn)
12
10
8
6
4
2
0
67,2%
65,4%
63,9%
63,5%
63,0%
5,7
6,5
7,2
7,7
9,0
97
98
99
00
01
STAFF COSTS
OTHER
COST-TO-INCOME RATIO

The objective for 2002 is a ratio of below 1,0% whereas a ratio of 0,9% is considered optimal over the short to medium term.

Good progress has been made towards the longer-term goal of 47%. Growth in this category of income will counter the effect of pressure on net interest margins.

The cost-to-income objectives are 61% for 2002 and 60% for the year thereafter.

The quality of the advances book improved significantly during the year, with non-performing advances as percentage of total advances decreasing from 4,9% in 2000 to 4,4% in 2001. The reduction in the bad debt ratio from 1,21% to 1,09 was achieved despite the Group's entry into the micro-lending market.

The Group achieved a 20,5% growth in non-interest income. Transaction-based fees increased by 33,1% and about 70% of non-interest income is now annuity based. Income from short-term insurance activities and the net life fund surplus grew by 95,7% and 49,0% respectively.

Operating cost for the Group, excluding new acquisitions, increased by 9,4% during the year. The focus for the year was on income generation, the improvement of service levels and the implementation of the new business model. The increase in operating expenditure exceeded the inflation rate, largely as a result of the Group's investment in intellectual capital.


GROSS ADVANCES
(R'bn)
180
150
120
90
60
30
0
110,7
128,3
140,5
148,6
161,1
97
98
99
00
01
RETAIL
WHOLESALE


STAFF COMPLEMENT AND CONTRIBUTION
(R'000)
70
60
50
40
30
20
10
0
37,8
34,8
45,5
56,1
58,4
69,3
36,5
33,7
34,3
36,5
97
98
99
00
01
STAFF COMPLEMENT ('000)
CONTRIBUTION PER STAFF MEMBER (R'000)


CAPITAL ADEQUACY
(%)
12
10
8
6
4
2
0
8,3
9,8
10,4
10,9
11,2
97
98
99
00
01
PRIMARY
SECONDARY
REGULATED REQUIRED

The Group's objective is to maintain its market share in those products in which it has a major share, and to increase its market share in products and markets where the Group is less prominent. Growth will be pursued at a price commensurate with risk, without compromising the quality of advances.

Staff numbers are expected to decline gradually over the next three years, with further process efficiency improvements remaining high on the agenda.

In view of anticipated changes in the regulatory minimum capital requirement, the Group's objective is to maintain a minimum ratio of 11% and to reduce the level of Tier II to total capital with regards to its banking operations to 25% over the next three to four years.

Retail advances growth of 14,1% and a reduction in bad debts provided the catalyst for the excellent performance of retail banking. Wholesale advances declined by 7,7% and credit demand in this area remained low throughout the year.

The increase in staff numbers is attributable to acquisitions, most notably UniFer and NBC. Staff productivity in terms of contribution to headline earnings improved by 18,7%. The focus for the year was on improved service levels. The success of this strategy is borne out by positive external customer surveys and customer retention.

The Group's capital adequacy ratio improved from 10,9% to 11,2% during the year. The current ratio of Tier II to total capital is 34,9%, compared with the regulatory maximum of 50%. The Group's capital position is sound and the anticipated growth over the medium term can be accommodated without raising additional capital.

Major initiatives concluded . . .





Today Tomorrow Together

Substantial changes

were essential

for the Group's

future strength



strong growth and significant

It gives me great pleasure in this, the 10th year since Absa's formation, to report that the Absa Group overcame tough trading conditions in the year under review, returning to a strong growth path and significant value creation for shareholders.

Our 2000/2001 results are a gratifying reward for steadfastly focusing on our customers while putting exceptional effort into rejuvenating the Group. As I will point out in more detail later, operating conditions remained tough and increasingly competitive. Despite this, headline earnings grew by 23,5% to R2 456 million and headline earnings per share by 22,1% to 378,7 cents per share, resulting in a five-year compound growth in headline earnings of 19,1%. By posting a 19,3% return on shareholders' funds, the Group also continued its steady improvement in this area.

During the 2000/2001 financial year, the initiatives referred to in my review last year were concluded. These substantial projects, essential for our future financial strength, were successfully delivered without negative impact on the achievement of excellent financial results. The most challenging of these projects – the fine-tuning of a new business model for the commercial bank – was completed and implemented with energy and innovation. I am therefore pleased to report that the commercial bank's momentum was restored in tandem with this major restructuring exercise. It contributed substantially to the Group's excellent earnings growth.

Since its formation in 1991, the Group has largely been reinvented and continues to transform itself to meet the diverse challenges of the financial services

value creation for shareholders

industry. As a service-oriented organisation, we differentiate ourselves by focusing strongly on the requirements of our customers, thereby satisfying the expectations of our shareholders.

This philosophy has stood the Group in good stead over time. When the boards of directors of Allied, United, Volkskas and Sage announced on 29 January 1991 that they would seek permission to establish a new, diversified financial services group, pertinent undertakings were given to shareholders. The following were the most notable: "the improvement of the level of service to customers, the harnessing of exceptional management skills and the strategic positioning of the Group to meet the challenges of the next ten to twenty years".

Whereas the past 10 years required some major surgery and recuperation, the year under review signalled delivery and recovery. We established our position as the country's premier retail banking franchise by our renewed focus and by delivering on various major initiatives. I have already alluded to the transformation of commercial banking and reaching milestones in information technology, credit-risk management, e-business and other areas supported our improved performance.

Our progress in various spheres was recognised, attracting a gratifying rerating by stakeholders. Last year, I noted that Absa's share price did not reflect the Group's inherent value. When interim earnings were announced in November 2000, the share price was 2 415 cents, but this improved steadily to 3 630 cents by early May. Market capitalisation increased from R15,8 billion in April 2000 to R23,5 billion – an improvement of some 48%. It is also pleasing to note the significant rerating of the Group's share price premium over net asset value per share – leaping from 52,4% at end March 2000 to more than 60% by early May 2001.

Other recognition followed this rerating by the market. The Absa brand name, introduced for the Group's commercial banking in 1998, was adjudged one of South Africa's leading brands within 18 months of its launch, to become one of only two bank brands in the top ten of the "Brands and Branding" report. Absa's corporate social investment efforts also won us a rating as the country's second most caring company by Corporate Care Check.

Economic overview and outlook

Over the past few years, many policy measures have been aligned with the aim of improving economic fundamentals to enable South Africa to achieve a higher sustainable economic growth rate. Unfortunately, the weakness in the United States (US) economy comes at an inopportune time for South Africa.

The outlook for global economic growth in 2001/2002 is regressing, and world trade is bound to suffer. Although South Africa's exports to the US amount to only 2% of our GDP, investor sentiment towards emerging markets, deemed to be at risk from recessionary conditions in the US, has already affected the value of the rand. However, the greatest risk to South Africa is that growth in other regions, most notably Europe and Asia, will also succumb to the weaker US economy, with negative consequences for our country's export performance.

In the first quarter of 2001, many emerging market countries also experienced currency weakness against a strong dollar – mostly because their economies are at risk from a weaker US economy. In addition, Argentina's debt problems and the Turkish banking crisis have again increased awareness of the risks associated with emerging markets. The constant downward pressure on the rand probably represents a ripple effect on perceptions about South Africa. In addition to this, escalating crime and corruption – real and perceived – lingering concerns over Zimbabwe and Aids, and slow progress on privatisation are probably contributing significantly to unwanted speculation against the rand.

There is general agreement that a stable macroeconomic environment is a necessary condition for sustained high levels of economic growth. The ability of the economy to sustain higher levels of growth and employment has been significantly improved by the reduction in the government budget deficit to less than 2% of GDP, combined with the reduction in the government debt-to-GDP ratio, and the running of a primary surplus and lower dissaving. The South African Reserve Bank's resolve to ensure a lower inflation environment is also aiding the perception that macroeconomic stability remains an important focus area for the authorities.

A stable macroeconomic environment is a necessary condition for sustained high levels of economic growth

A number of factors should keep the economy – excluding the foreign sector – strong. International oil prices are likely to stabilise at around current levels. This together with lower food price escalation should benefit inflation, thereby creating the climate that made a midyear interest rate cut possible. In addition, further tax relief for individuals announced in the 2001 National Budget, should underpin consumption expenditure by households. Gross fixed capital formation, which suffered in 2000 following the high interest rates of 1998/99, should recover significantly, while real consumption expenditure by government may also record positive growth after a few years of real declines.

A low savings level remains a pressing economic problem. Although household debt as a percentage of disposable income has improved from 61% in early 1998 to 56% during 2000, household savings have remained below 1% of disposable income since the second quarter of 1998. The precarious financial position of households remains an obstacle to credit uptake at banks.

Although the tax reduction across the income spectrum is likely to increase personal savings by the middle- to higher-income groups, the negative effect on wealth of a non-inflation-indexed capital gains tax may exert a contrary effect. The higher amount of tax-free interest income announced in the 2001 Budget is unlikely to have a major impact on aggregate saving.

Nevertheless, during 2001, the financial sector is expected to benefit from cyclical factors and their delayed effect on domestic demand. Despite the world economic slowdown and its negative impact on South African exports, the dampening effect on domestic consumption and investment demand should be delayed for some time. Household real disposable income has risen by 3,4% in 2000, compared with 0,6% in 1999. Much of the positive effect of this stronger rise in 2000 is only expected to manifest itself in higher household consumption expenditure growth during 2001.

Regulatory environment

A number of far-reaching legislative and regulatory issues came to the fore during the year. The most significant is the concern over the perceived low tax paid by banks that the Minister of Finance raised in his 2001 Budget speech. The ensuing debate was notable for its temporary negative effect on the share prices of banks because of possible legislative changes.

This issue requires that government should weigh control over direct annual revenue flows from the banking sector against the indirect advantages of increased economic output and taxation from companies benefiting from reduced interest rates emanating from banks' structuring activities.

Constructive engagement has been initiated between the banking sector and the relevant authorities to address in the most satisfactory manner a problem that is not merely a banking industry issue, but affects the principle of deferred tax. Imposing a minimum tax on banks, mooted as a possibility by the Minister, is addressing the symptoms and does not deal with the principal problem

our progress depends on retaining

of making the South African banking industry less competitive at national and international level. Other solutions will have to be sought or the real issues reviewed entirely.

The solidity of South Africa's banking system plays an important role in determining the country's international standing and the investment climate. If continued international best practice is South Africa's goal, then a fine balance is needed between populist demands and healthy banking practice. Being one of the most regulated industries in the country, banking is particularly exposed to any changes on the financial regulatory front. Such regulatory changes usually impact directly on the competitive position of banks and/or their operating costs, and are therefore closely observed by the industry.

Competition practices also came under scrutiny when political and regulatory intervention prevented Nedcor's hostile take-over bid of Stanbic. This interpretation of competition legislation will play a guiding role in the weighing of future major mergers. Because increasing globalisation will force South African businesses to be internationally competitive, further mergers are bound to follow. When that occurs, business considerations need to play the decisive role.

Important legislation affecting financial services is nearing completion. *The Promotion of Access to Information Act, No 2 of 2000, The Home Loan and Mortgage Disclosure Act, No 63 of 2000* and *The Bills of Exchange Amendment Act, No 56 of 2000* are among the most notable legislation likely to have administrative and cost implications. The proposed legislation has been subjected to lengthy negotiations with the banking and insurance industries. No big surprises are expected and Absa is fully prepared for the changes.

Another important regulatory change that will affect banks relates to the new Basel Capital Accord. Progress has already been made in this regard and the new bank capital requirements are expected to be implemented in early 2004. The Banking Supervisor of the South African Reserve Bank has announced that the minimum capital requirement for banks will increase from 8% to 10%, effective from 1 October 2001.

ABSA

and increasing momentum

This is in line with the international trend, although the Basel committee's recently published Capital Accord recommends that this requirement be maintained at 8%. Absa's capital adequacy level is already in excess of 10% and the implementation of an increased requirement would not have any significant impact on the Group.

The South African Reserve Bank (SARB) is in the process of overhauling and improving the local refinancing and interbank market. One item under consideration is that vault cash held by banks should no longer qualify to reduce a bank's reserve balance requirements. Although the implementation date is uncertain, the current dispensation is expected to be phased out over a three-year period.

The banking sector currently holds approximately R7 billion in cash in branch networks to satisfy customers' cash requirements. If the mooted measure is implemented, banks will have to deposit, interest free, an additional R7 billion with the SARB. The potential impact on the banking sector is significant and a solution will have to be found to minimise the impact on the consumer. Absa on average holds about R2,2 billion in cash in its outlets.

Crime and corruption

Although the crime and corruption levels remain high, law-enforcement agencies have enjoyed some success in dealing with the worst incidences in various parts of the country. However, several violent taxi disputes in the Eastern Cape, Gauteng and KwaZulu-Natal, farm murders and attacks on tourists remain of concern and negatively affect South Africa's tourism profile. Unless government actively works to repair the damage done during the past year, the cost to South Africa will keep escalating.

Banks remain major targets of both violent and white-collar crime. I welcome the decision by the industry to make a decisive shift towards pro-actively preventing crime rather than merely reacting after the event. The Banking Council, South Africa has instructed a task team to make proposals. There is a good deal of support from member banks for integrating communications to a much greater degree than in the past. Once banks share information effectively, more effective preventative measures will become possible.

initiatives implemented without

Prospects

I am extremely heartened by developments in Absa during 2000/2001. Absa successfully overcame the lingering effects of the high interest rates caused by the Asian crisis and the temporary setback of a disappointing 1999/2000 financial year. The Group's continued progress depends on retaining and increasing our business momentum, working towards improved efficiency and adapting to the economic and political factors influencing the industry. Competition from the traditional big banks and from new entrants to the financial services market – niche players and non-traditional institutions such as retailers and e-commerce undertakings – will continue.

Top-line growth in a highly competitive market will be challenging to achieve, but I believe Absa's restructured retail banking activities will greatly assist in that challenge. The new business model facilitates more effective focus on the needs of our customers, the businesses within it will be more competitive and flexible and overall profitability should improve. These business units, described in detail on page 146, became fully operational on 1 April 2001 without inconvenience to customers or negative effects on income or cost.

Excellent early results from this business model indicate that Absa will be in a more advantageous position to defend traditional strongholds, whereas the specialised skills and attention allocated to highly profitable but underrepresented segments should facilitate retention and improve market share.

A comprehensive e-commerce strategy was announced early in 2001. Absa's free Internet access, an industry first, had a profound effect on the market for Internet service providers. The strength of the Absa brand, an effective marketing campaign and the state of readiness of the market enhanced the initiative, which attracted some 134 000 users in three months. Strategic alliances with a number of prominent technology partners further strengthen Absa's prominent position. We will continue to position Absa at the forefront of technology.

Some hard work remains to be done to sustain profitability that enhances Absa's return on equity and return on assets, bringing them more in line with the industry's benchmarks. Becoming more efficient and lowering the cost-to-income ratio strongly is also high on our priority list. Cost-saving measures include back office reorganisation, the continued rationalisation of outlets and making the best of the opportunities offered by e-commerce.

ABSA

losing sight of customer service

Directorate

The pace of change in financial services produces new challenges daily. It demands that management and staff should embrace change in order to remain competitive. I thank Nallie Bosman, our Group chief executive, for the way he and his executive team led by example in energising staff to embrace the challenge. Thank you to our management and staff for successfully implementing major initiatives without losing sight of customer service and for generating returns for our stakeholders.

I thank the directors on the various Group boards for their support and input. Their collective wisdom contributed extensively to Absa's swift return to strength.

During the year, we lost a capable director, a valued member of the executive committee and a friend. I refer to Jéan Brown, who retired in January 2001 owing to ill health and passed away on 24 February 2001. Behind his casual façade was a supreme dealmaker who possessed a rare insight into corporate and merchant banking. We will miss his loyalty and wit and extend our condolences to his family.

Alwyn Noëth retired from his position as a Group executive director and from the board of Absa Group at the end of March 2001 after 32 years of service. After the formation of Absa, he held numerous positions in areas of high responsibility. I commend him on a job well done and on a distinguished career.

Mr J L Pamensky retired during the year, having reached retirement age. To him, and to Mr M H Daling who resigned during the year, I extend the Group's sincere appreciation for their valued input and support throughout a difficult decade.

I welcome Mr T M G Sexwale, and Dr N B Bam, who joined the boards of Absa Group and Absa Bank respectively in May 2001. Mr F J du Toit was appointed to the board of Absa Group, while Messrs J P van der Merwe and L L von Zeuner joined the board of Absa Bank. Our new directors have much to offer in the further development of the Group and I look forward to their participation.

D C Cronjé

Chairman

28 May 2001

ABSA

D C Cronjé (54)
(Chairman)

Appointed 1987, has 25 years of service with Absa and is a director of Sage Group Limited, Sage Life Holdings Limited, KWV Group Limited and Idion Technology Holdings Limited.

L Boyd (64)

Appointed 1988, is executive vice-chairman of Anglo American Plc, chairman of Anglo American Platinum Corporation Limited and Highveld Steel and Vanadium Corporation Limited. In addition, he is a director of numerous companies listed on the JSE.

B P Connellan (60)

Appointed 1994, is chairman of Nampak Limited, and a director of Illovo Sugar Limited, Tiger Brands Limited, Reunert Limited, Sasol Limited and Oceana Group Limited.

A S du Plessis (57)

Appointed 1992, is an executive director of Sanlam Limited and various other companies in the Sanlam group.

T M G Sexwale (48)

Appointed 2001, is executive chairman of Mvelaphanda Holdings (Proprietary) Limited, chairman of Northam Platinum Limited, deputy chairman of Trans Hex Group Limited, director of Gold Fields of South Africa Limited, Voltex Holdings Limited and a chairman and director of various other companies.

H L Shill (70)

Appointed 2000, is chairman of Sage Group Limited, chairman of Sage Insurance Group Inc (USA) and chairman and director of various other companies in the Sage group.

. . . a wealth of experience

D C Brink (61)
(Deputy chairman)

Appointed 1992, is a director of Sanlam Limited, chairman of Murray & Roberts Holdings Limited, chairman of Unitrans Limited, and a director of Sappi Limited and Billiton plc.

E R Bosman* (56)
(Group chief executive)

Appointed 1997, has 38 years of service with Absa, is a director of the Banking Council, South Africa and UniFer Holdings Limited.

N B Bam (68)

Appointed 2001, is the chairperson of the Independent Electoral Commission and a director of Murray & Roberts Holdings Limited.

F J du Toit* (56)

Appointed 2001, has 13 years of service with Absa and is a director of various subsidiaries in the Absa Group.

L N Jonker (61)

Appointed 1996, is chairman of KWV Group Limited and KWV International Limited, a director of Naspers Limited and Distell Limited.

P du P Kruger (64)

Appointed 1996, is chairman of Sasol Limited and numerous Sasol subsidiaries.

D F Mostert (64)

Appointed 1998, is chairman of the Sasol and Mine Employees' and Mine Officials' Pension Funds and a director of several subsidiaries of Sasol Limited and of various Sage companies.

F A Sonn (61)

Appointed 1999, is a director of Pioneer Food Group Limited, Re-insurance Group of America (Proprietary) Limited, Africa Group Employee Benefits Limited, Metropolitan Life Limited, Sappi Limited and Western Province Rugby (Proprietary) Limited.

P E I Swartz (59)

Appointed 1994, is a director of Distiller's Corporation Limited, New Clicks Holdings Limited, Sanlam Limited, Ellerine Holdings Limited and Sanlam Health (Proprietary) Limited.

T van Wyk (53)

Appointed 1991, is an executive director of Remgro Limited and holds directorships in various other companies.

*executive director

GROUP AUDIT AND COMPLIANCE COMMITTEE **A S du Plessis (Chairman), P du P Kruger, D F Mostert, T van Wyk**

GROUP REMUNERATION COMMITTEE **D C Brink (Chairman), E R Bosman, L Boyd, B P Connellan, D C Cronjé, T van Wyk**

GROUP RISK COMMITTEE **P du P Kruger (Chairman), E R Bosman, D C Cronjé, H L Shill, P E I Swartz**

ABSA

Group Executive Committee


Bert Griesel
Group executive director
Dolf Wright
Group executive director
Charles Erasmus
Group executive director
Pieter van der Merwe
Executive director
Nallie Bosman
Group chief executive
Frans du Toit
Group executive director
Santie Botha
Group executive director
Louis von Zeuner
Executive director

ABSA



operational transformation

Two years ago, the Absa Group embarked on a strategy designed to position it for growth in the rapidly changing banking and financial services landscape. This entailed a transformation from being a large, diversified financial services group to becoming one with a much more focused approach to its customers.

The challenges and opportunities offered by global change and our quest to create wealth for our shareholders underpinned the far-reaching operational transformation we undertook during the year under review. This substantial process was completed successfully – on time, without inconvenience to customers and accompanied by an excellent set of financial results.

The Group produced a solid financial performance for the 2000/2001 financial year. The backbone of this excellent effort was the commercial bank's 49,3% improvement in income over last year's and excellent performances by other business units. Among these were an impressive improvement in the contribution from bancassurance, highlighted by an underwriting surplus of R168 million from short-term insurance activities and strong growth in life assurance. Income streams from Absa Corporate and Merchant Bank improved towards year-end. Our overseas interests are improving after a significant strengthening of management and the introduction of new products and services. The Group's acquisitions in Africa benefited greatly from our operational assistance. To round off a very satisfying year, Absa made a successful entry into microlending through its acquisition of an interest in UniFer.

ABSA

accompanied by excellent results

In my review last year, I alluded to a number of major projects and senior management changes. These changes were all aimed at the customer-focused business model we introduced to grow Absa's retail banking franchise. The work has been concluded and these undertakings will stand us in good stead this coming year. During the year, we re-engineered the information technology function with accompanying cost savings, segmented our customer base and introduced an innovative financial model to measure product, customer and segment profitability. Our credit risk management processes are now complete and embody the strategic imperatives of standardisation, centralisation and automation. This has resulted in improved process efficiency, asset quality and customer satisfaction.

Absa's vision of being a customer-focused financial services group encompasses more than sales campaigns, customer satisfaction surveys and internal communication programmes. Establishing staff awareness that the customer is king demanded a total transformation of the organisation. We have not gone for a quick fix but have embarked on a journey to excellence.

In defining the Group's future business scope, Absa started with its customers. An in-depth analysis of the retail financial services market was conducted, using the internal database as well as external market information. Based on this, the market was divided into clearly defined segments, each with a differentiated set of needs, usage and behavioural patterns. Following that, the relative customer value of each of the respective retail customer segments was analysed and, based on product usage, a business case was established. This enabled us to gain a better understanding of our customer needs and behaviour as well as customer-product-delivery-profitability dynamics.

In designing and implementing a customer-focused business model, Absa applied the outputs of its market segmentation model in defining future strategic business units. The identified business units were structured according to our defined customer-focused business model framework.

The business model consists of four business groupings: segment- and product-focused businesses, delivery channel services and shared services.

ABSA

The primary objective of the segment-focused businesses is on managing relationships with their target customers profitably. These businesses use their own infrastructure, but acquire product, processing, sales, delivery and other services from other enterprise business units as well as third party suppliers. The following strategic business units (described in more detail in the Review of Operations starting on page 31) represent the relationship businesses, clustered according to the Group's market segmentation model:

- Absa Corporate and Merchant Bank (investment and corporate banking, treasury services and international banking);
- Business Banking Services (business market – small and medium-sized business, large business, agriculture, public sector and commercial property finance);
- Absa Private Bank (consumer market – high net worth market segment);
- Personal Financial Services (consumer market – affluent market segment);
- Retail Banking Services (consumer market – middle market segment);
- Flexi Banking Services (consumer market – mass market segment);
- MLS Bank (medical and dental professions and private hospitals).

The primary focus of product-focused businesses is gaining and sustaining advantages in products in a competitive environment where speed and efficiency, enabled by operational skills, marketing and sales, are of the essence. These businesses are:

- Home loans (residential mortgage lending);
- Bankfin (asset-based finance);
- Cards (debit and credit cards);
- Trust services and fund management;
- Payment solutions;
- Short-term insurance and life assurance; and
- Cutfin (factoring and invoice discounting).

In positioning Absa as a leading player in the new economy, a comprehensive Group-wide view of e-business was taken during the latter part of this year

Other services in the Group include financial services business units as well as the international banking operations and the Africa Desk.

To complete the business model, the generic physical and digital sales and delivery channels and processing operations were combined into an enterprise strategic business unit, Delivery Channel Services. This unit provides sales, customer and processing services to enterprise customers while ensuring the development, implementation and integration of existing and new sales and delivery channels.

Absa is well advanced on its journey towards becoming a customer-focused financial services group. Looking back on our original strategy, it is clear that we did not stick strictly to the blueprint. Although the destination remains the same, the road map has been redrawn to accommodate the rapid changes taking place in the environment.

In recent years, the e-economy, also called the new economy, accelerated at a significant pace. We call this "new reality" ALIVE *(Absa leads in the virtual economy)* and we believe it does not change our business principles, but requires a change in the tools and the way in which we conduct business. Our vision therefore remains the same but how we proceed has changed and will keep changing.

In positioning Absa as a leading player in the new economy, a comprehensive Group-wide view of e-business was taken during the latter part of last year. This entailed formalising an e-business strategy and roadmap with the emphasis on identifying, within the context of Absa's current e-readiness, feasible value-adding opportunities for the next 18 months.

These opportunities culminate in a portfolio of e-projects, with a process-centric end-to-end customer view falling into four core areas, namely Internet commerce, workforce optimisation, process optimisation and business-to-business or marketplace solutions. The biggest organisational barrier to e-business success is usually within an organisation. Therefore the majority of opportunities and e-projects have an internal process focus that contributes towards a paperless and technology-enabled environment.

Although various e-successes can be highlighted, it is worth mentioning the provision of the first free access to an Internet service in South Africa. Launched by Absa and a number of joint venture partners in January 2001, the venture has produced results far exceeding our expectations – in customer awareness, brand positioning and income generation. Further initiatives to expand this offering in the new economy are under way.

Results

Absa produced excellent results for the year ended 31 March 2001, despite difficult trading conditions. The restructuring activities together with an economic and financial environment that was more difficult than originally anticipated, did not preclude our retail bank from posting excellent results. Its 49,3% increase in income was the main driver of very pleasing Group results.

The Group's headline earnings increased by 23,5% to R2 456 million (378,7 cents per share) compared with R1 988 million (310,3 cents per share) in the previous financial year. Net income before taxation increased strongly by 67,5%, but this was partially eroded by increased taxation.

The return on average shareholder funds improved from 17,1% to 19,3% and a final dividend of 72,0 cents per share (2000: 59,0 cents) has been declared, increasing the total dividend to shareholders

earnings growth sustainable

for the year by 20,2% to 116,0 cents per share (2000: 96,5 cents).

Economic growth was somewhat lower than anticipated. Despite the stable interest rate environment, the lowest in twelve years, credit demand did not reach anticipated levels, although demand for mortgage loans and instalment finance improved.

The Group successfully maintained net interest margins above the previous year's levels and also absorbed the 0,25% increase in the repo rate in October 2000. Absa's margins benefited from quality advances growth, the repricing of some business in retail banking and sound asset-liability management initiatives. As a result, the interest rate margin improved from 3,99% to 4,02%, while the higher margin obtained from microlending further increased this ratio to 4,23%. Good gross retail advances growth of 14,1% was partially offset by a decline in wholesale advances of 7,7%. Total net advances increased by 8,0% during the year and net interest income increased by 14,5% from R6 865 million to R7 863 million.

The ratio of non-performing advances to total advances improved from 4,9% in March 2000 to 4,4% in March 2001. This improvement is also reflected in the 3,7% decrease in the charge for bad and doubtful advances during the year. The bad debt ratio, excluding the effect of new acquisitions, improved from 1,21% to 0,89%. However, higher bad debts in the microlending environment, caused by the government's cancellation of payroll deductions, affected UniFer negatively and increased this ratio to 1,09% for the Group.

Non-interest income for the year increased by 20,5% and now represents 44,9% (2000: 43,6%) of total income. Of total non-interest income, approximately 70% is considered annuity-based with year-on-year growth of 37,5%. In spite of difficult market conditions, successful treasury trading resulted in earnings growth of 64,3%.

The Group's cost-to-income ratio improved from 63,5% to 63,0% for the year under review. Operating expenditure increased by 16,2% (9,4% if UniFer and NBC are excluded).

The Group's ratio of capital to risk-weighted assets was 11,2% at 31 March 2001, while that of Absa Bank Limited was 10,9%. This is well above the current statutory minimum requirement of 8% and in excess of the 10% limit announced by the South African Reserve Bank to be incorporated on 1 October 2001.

ABSA

the Group context, there is every promise of sustainable high growth.

Because of the inclusion of the results of UniFer and NBC for the first time, year-on-year comparisons are somewhat distorted. The joint contribution of these subsidiaries, after deducting appropriate funding costs relating to the investments, was R67 million for the year under review.

Acknowledgements

Our non-executive directors have offered excellent guidance and have been very supportive over the 10 years of the Group's existence. In recent years, our customer service was disrupted by the implementation of the new business model but our customers have been loyal. Now they stand to benefit from the Group's renewed customer- and business-focused approach and we thank them for their support.

We applaud the sound fiscal and monetary policies pursued by the government and the various regulators and welcome the opportunities to contribute towards the ongoing strengthening of the economy and the banking system.

The year ahead

BUSINESS OUTLOOK

Absa anticipates a stable economic environment during 2001/2002, highlighted by the following:

- Underlying inflationary pressures are expected to decline, exerting lower pressure on interest rates.
- The rand is likely to be less volatile against major international currencies than it has been in the past year.
- The interest rate reduction in June 2001 is not expected to be followed by further cuts in 2001.
- Domestic credit extension is forecast to grow by 11,1% compared with 8,5% in 2000/2001.
- Credit growth should be mainly consumer-related, mostly in mortgages, leasing finance and credit cards. Overdrafts and loans credit, which is related more to investment and trade finance, is forecast to remain flat.

for the foreseeable future

Strategic acquisitions

During the year, Absa made a very successful entry into microlending through its acquisition of a 53% interest in UniFer. A reasonable return was achieved on this investment, despite the negative impact of customers unilaterally cancelling their payroll deductions when government decided to withdraw this facility.

During the year, Absa's 55% stake in the National Bank of Commerce Limited (NBC) in Tanzania proved successful and the positive contribution from this acquisition emphasises the success of the Group's Africa strategy. Although earnings from this source are still relatively immaterial in

ABSA

BUSINESS MODEL

I expect major benefits to flow from our customer-focused business model. It will further enhance our focus on the customer, thereby improving sales, service levels and customer retention, which should result in higher profitability. Since the initial implementation of the model last year, there has been a significant improvement in retail banking operations. As a result of the sharper customer focus, the Group is expected to gain market share in selected areas, most notably the business, affluent and microlending markets.

well positioned in retail

FINANCIAL PERFORMANCE

I am confident that all divisions will continue to produce good results and that headline earnings growth is sustainable for the foreseeable future. Small, focused niche players compete strongly with large financial services providers, but conventional banks, given their size, have an overriding competitive advantage over the smaller players with the prerequisite that their business models must enable them to operate as large, diversified, but focused organisations. In this respect, it is essential for Absa to capitalise on the relative advantages of size – a lower cost of funds, economies of scale and infrastructure.

CORPORATE BANKING

Income from corporate banking activities improved significantly during the second half of the financial year, after a first half marked by low demand for credit. It is evident that corporate South Africa remained under some stress as troubled enterprises were stabilised. However, Absa Corporate and Merchant Bank is poised to step up a gear. The division will be repositioned and initiatives in investment banking and improvements in offshore activities are expected to strengthen revenue streams from this source. To reflect the focus on merchant banking the division has changed its name to Absa Corporate and Merchant Bank. It already makes a significant contribution to Group income and will be a far more competitive player once all initiatives are complete.

COST INITIATIVES

The Group still lags international and national benchmarks in cost efficiency. I have already referred to e-commerce initiatives designed to assist with the lowering of costs, but an all-out effort to improve the Group's efficiency ratios substantially has already commenced. The appointed task team is expected to make significant progress in lowering the Group's cost-to-income ratio during the year.

PEOPLE

To achieve good returns for our stakeholders, we need world-class leaders and a motivated staff corps. The ongoing strengthening of our top management with well qualified, energetic executives and the increased use of variable remuneration have increased our momentum. Our staff members are highly motivated and have shown their resilience to change.

Jéan Brown and Alwyn Noëth retired as Group executive directors during the year and we were saddened by Jéan's death shortly after his retirement. Both were responsible for major portfolios and were key members of the executive committee (Exco). Their experience will be missed. We are pleased to welcome Pieter van der Merwe and Louis von Zeuner as new members of Exco.

I thank our management and staff for their loyalty and support over a change-rich decade. I appreciate their willingness to work relentlessly towards attaining our vision of being a customer-focused organisation.

Absa has positioned itself well in its retail domestic banking stronghold. Our new business model is well suited to grow quality advances from any upswing in domestic consumer expenditure, but diversification of the Group's income streams remains a priority. I expect the contribution from the Group's already successful bancassurance model to increase in line with the ability of the various businesses to data mine the Group's customer base and creating cross-selling opportunities. Our presence in Africa will be further consolidated and our overseas offices strengthened to bolster the Group's offshore earnings.

domestic banking

E-COMMERCE

Absa's e-commerce strategy has positioned the Group as a significant presence in this area. It involves a number of strategic enablers, ranging from the re-engineering of business processes to soft issues such as leadership and the establishment of an e-business mindset in the organisation. During the year, Internet commerce (website re-engineering), workforce optimisation (e-education for management and people), process optimisation (the re-engineering of business processes) and business-to-business and supply-chain management will receive close attention.

E R Bosman

Group chief executive

28 May 2001

ABSA


1 in 3 home owners choose Absa.
So what are the other 2 waiting for?
Call 0860 111 007
ABSA


ABSA
ATM


HEADLINE EARNINGS BY BUSINESS AREA
(%)
100
80
60
40
20
0
97
98
99
00
01
RETAIL
WHOLESALE BANKING
INSURANCE AND FINANCIAL SERVICES
OTHER

the new business model on 1 April 2001. The commercial bank was restructured into specialised strategic business units (SBUs) to focus more effectively on the needs of our customers and to enhance competitiveness, profitability and flexibility.

Initial balance sheet and income statement projections for the new business units confirm the present and potential benefits of the change of focus and restructuring. This positioning will enable the SBUs to differentiate themselves in order to provide long-term and sustainable competitive advantages.

The year was dominated by preparation for the implementation of the new business model

a market leader in home loans

Banking

In its final year as a single entity, the commercial bank produced an outstanding financial performance, despite expending considerable energy on constructing an entirely new business model and facing persistently stiff competition in financial services and modest growth in economic activity. Headline earnings increased by 49,3% over the previous financial year to R1 020 million. These results were built on an 8,8% growth in advances, net interest income of R5 519 million, non-interest income growth of 13,3% and a 23,3% drop in bad debts.

The year was dominated by preparation for the implementation of the new business model on 1 April 2001.

Careful planning and consultation went into determining the SBUs' positioning and their impact on customers and staff selection. New opportunities for staff to take up specialised and focused roles have been created.

ABSA HOME LOANS

Absa is the market leader in home loans. To retain this position in a highly competitive industry, all home loan activities were grouped into the Absa Home Loans business unit in September 2000.

The residential property market has shown a marked turnaround after the period of high interest rates in 1998. The asset quality of the mortgage loan product is currently viewed as the best ever.

ABSA

The accounts in arrears as a percentage of the performing book improved to 3,75% and arrears lasting more than three months improved to 0,39% in monetary terms. Since the peak in interest rates in September 1998, the monetary value of the performing book in arrears improved by R5,7 billion.

Property prices increased between 18% and 20% nationally, while consumer confidence and improved affordability combined with relatively stable interest rates to stimulate demand for quality homes. Consequently, volumes increased by some 30% over the comparable period last year.

The increased use of technology has permitted the centralisation of selected processing areas and a reduction in operating costs. It has also further streamlined processes. Customer service levels and turnaround times are constantly improving. The emergence of mortgage bond originators has made it possible to outsource the sales function and Absa has aligned itself with originators, producing pleasing referral levels.



Brendan O'Donnell
Managing executive:
Personal Financial Services

A renewed focus has been placed on product development, which has enabled the ongoing examination and implementation of offerings to specific target segments, such as first-time homebuyers. Absa has also investigated the merits of a securitised offering, but the South African appetite for this type of investment is yet to be gauged and there is uncertainty with regard to its regulatory status.

Absa Home Loans also seeks strong penetration into the lower income housing market through a variety of product offerings. Housing-related lending to disadvantaged areas totals R7,4 billion, with finance having been provided to 136 000 households. Absa also made a further R1,5 billion in funding available to the lower income market through intermediaries, benefiting 663 000 households. During the year, the government actively broadened its subsidy scheme to include rental and rent-to-buy housing options, thereby introducing more customers into the formal banking sector.

PERSONAL FINANCIAL SERVICES

Personal Financial Services (PFS) has been established to render financial services and advice to the affluent market. PFS provides financial solutions for customers with more specialised financial needs through wealth creation and preservation, advice and estate, tax and investment planning. It operates in selected branches, predominantly in the metropolitan areas.

The emphasis is on delivering holistic solutions through integrated financial products and services, underpinned by proper financial planning. Financial planners form an integral part of PFS and work closely with dedicated relationship managers.

An Advisory Services centre has been established to render specialist support to the PFS sales force and customers. The centre offers professional advice and services, such as retirement planning, investment planning, estate planning, offshore financial planning, tax planning and compliance.

ABSA PRIVATE BANK

Absa Private Bank continued to show good growth in revenue as well as in customer relationships and market awareness. The skills base and capability to deliver focused, tailored financial solutions has been extended and customer satisfaction and retention levels are high. Relationships have been formed with more than 1 000 families.

In line with the Group's segmented business unit strategy, the bank restricts its services to customers with a net asset value in excess of R5 million. Competition remains fierce in this small, but select, segment of the market, where foreign private banks and investment managers have a growing presence.

As a result, Absa Private Bank strives to offer a world class, comprehensive and internationally competitive service proposition.

Investment management solutions have been adversely affected by the change in offshore investment rules, resulting in a reduced capacity to enter into asset swaps. New ways of achieving rand hedge solutions are being sought. Assets under management (such as share portfolios) are growing well.

The quality of the on-balance-sheet advances book has improved significantly as a result of the improvement in the credit management processes. The pipeline of new business is healthy and the size of transactions is growing.

Other business units in the Group have benefited from the bank's relationship with customers, as non-private banking business is referred into the Group.



Jaco Grobler
Managing executive:
Retail Banking Services

RETAIL BANKING SERVICES

The Retail Banking Services market segment comprises primarily the formally employed sector of the economy and is diverse, encompassing the full range from the under-18 youth segment, through the student market, young adults, and senior citizens. It is the largest single sector of the economically active South African population by volume, numbering approximately 6,5 million people. Absa holds a 39% share of this market.

The customer base offers considerable potential to substantially leverage off the inherent interest and non-interest revenue. This, together with an aggressive drive to acquire new customers – primarily in the younger sector of the market, including the emerging black middle class – will achieve higher profitability and establish the required account numbers to sustain and grow the return on investment.

ABSA



Eric Tomlinson
Managing executive:
Flexi Banking Services

Savings and cheque account fees and commissions and revenue recovery have been re-engineered towards maximum yield within a positioning of fair pricing. The demand for innovative transactional capability in this market is growing in line with the increase in new entrants. This, coupled with the rising demand for credit as consumer confidence grows, augurs well for sustained asset and liability growth in a sector characterised by high margin/low average balance business.

The key to managing and aggressively driving down the considerable fixed and variable costs associated with doing business in this market lies in the migration of transactions, processes and sales to alternative electronic and e-business enabled solutions. By virtue of relatively uncomplicated product, price, rate and credit offerings that are essentially systems scored and driven, the sales strategy adopts a push rather than a pull approach, with sales staff's product knowledge the key to improved service standards.

FLEXI BANKING SERVICES

The lower income and underbanked market in South Africa offers an exciting challenge. Historical imbalances have created a legacy of unequal access to financial services. Flexi Banking Services offers services to the low-income sector sustainably and affordably.

Absa offers its services directly to customers with an existing relationship and indirectly through strategic alliance partners. By delivering non-traditional services such as fare collection, ticketing and third party payments through non-traditional channels and emerging payment systems, Absa can influence the lifestyles of this segment and expand the Group's non-interest income base.

Some key initiatives for the segment include the migration of in-branch counter-based transactions to more cost-effective and convenient electronic channels such as ATMs, point-of-sale terminals and debit cards.

...underbanked market

Microlending activity has been significantly increased through the acquisition of 53% of UniFer in 2000. There are also significant opportunities to leverage Absa's extensive group schemes relationships. In the medium to longer term, group schemes are expected to provide the bulk of the SBU's new sales.

Account growth in early 2001 exceeded expectations, partly because of the success of the NuPay system. This undertaking, 50% owned by Absa, secures repayments of microloans to microlenders. The government's decision to curtail payroll deductions boosted NuPay's success and has resulted in considerable customer growth.



Robert Emslie
Managing executive:
Business Banking Services

BUSINESS BANKING SERVICES

Business Banking Services offers services to small, medium and large business customers. It serves the public sector, agribusiness, franchising and new enterprise financial solutions. Small business customers will continue to make use of the retail branch network, where the relationship is more transaction oriented. Day-to-day transactions for all business customers can be facilitated at any outlet.

Business Banking Services has appointed quality staff, enabling the SBU to make a significant impact on the business market within a relatively short time. The level of service to large business customers has been improved through business centres and considerable emphasis will be placed on further improving the knowledge and skills base.

Absa's market leadership status in agribusiness and the public sector will be consolidated and selectively improved. A focused approach is envisaged, which should result in strong growth in the large, medium and small business market segments, as well as commercial property finance and new enterprise banking.

is an exciting challenge

banking markets. With the inclusion of the dedicated product areas of commercial property finance and debtor financing (through Cutfin) and the support of the various product houses within Absa, Business Banking Services offers a comprehensive range of banking products and services.

Seven business centres, which provide a high degree of relationship management and the solution of complex financial needs, have been established for service delivery to large business customers. For medium-sized business customers, dedicated areas within 60 outlets will provide relationship management and more conventional

Our business centres offer a high degree of relationship management and solution of complex financial needs

ABSA

ABSA CARD

Absa's Card division posted exceptional results in the financial year under review, mainly because of the significant acquisition of new high-value merchants and an increase in consumer spending. Sales of credit cards exceeded expectations, resulting in an improved market share and a further strengthening of the division's position as the leading dual issuer of both MasterCard International and Visa International products.

A customised card-based payment solution for use by community cellular telephone operators was successfully implemented in conjunction with Cointel and Vodacom, resulting in substantial turnover. Further initiatives include the distribution of prepaid cellular airtime at point of sale, launched with Autopage Cellular during the last quarter of 2000, and expected to contribute to income growth during the next financial year.

Enhancements to Absa Card's excellent behavioural scoring system (Triad) have improved the customer experience and continue to have a positive effect on delinquency levels. Advances have grown consistently and have bucked the seasonal trends evidenced in previous years.



Pieter van Wyk
Deputy managing executive: Absa Card

Personal market products performed well and good growth was recorded in loyalty and affinity products. The suite of corporate and commercial products was enhanced by a loyalty points option for corporate expenditure and the launch of a lodge card for use by travel agents.

An on-site review conducted by MasterCard International found that Absa Card currently has the best grasp of fraud in South Africa. As a percentage of turnover, fraud currently stands at 0,072% compared with 0,0946% for other South African banks.

As a 2000 finalist in the annual Excellence Awards presented by the South African Excellence Foundation, Absa Card has proven its commitment to continuous improvement in the delivery of products and services as well as satisfying and responding to customers' needs.

BANKFIN

Bankfin continued to deliver satisfactory results in the asset-based finance (ABF) field despite the narrowing of margins and intense competition. Its share of the ABF market improved further to 25,4% (2000: 24,8%) and its dominance of the second hand car market was retained (45%).

A steady growth in net loans and advances was maintained. The charge for doubtful advances was reduced to below industry average, whereas the quality of the debtor book continued to be enhanced.

New vehicle sales grew by 14,2% over the past 12 months to March 2001 and Bankfin's penetration during this period was 18,8%. The trend towards forward integration by manufacturers and the establishment of direct relationships with consumers and finance institutions is continuing and gaining strength at the



Peter Mageza
Deputy managing executive: Bankfin

higher end of the market. Service quality remains a dominant competitive differentiator, but price competition is assuming a greater role as more participants enter the market.

In line with the Absa model, Bankfin will continue to focus on exploiting the Absa database as well as retaining and growing relationships with existing customers, motor dealers and strategic partners. .

Bankfin supports the Absa e-business initiative. Internet loan applications have been automated and repossessed articles available for sale are being advertised on the web. An average of 560 Internet loan applications have been received per month with an average value per unit of R79 000 and 5 700 visits to the site advertising repossessions have been recorded since its inception. Significant further growth of Internet-generated business is expected.

Cost management is expected to benefit from the creation of technology-enabled delivery and the centralisation and standardisation of non-sales functions and processes. The current asset-based finance system will be replaced by a flexible multi-channel system, enabling Bankfin to grow commercial business to a significant percentage of total business and creating more opportunities for innovative market, product and process development.

Managing risk by monitoring customer behaviour was enhanced by the introduction of a behavioural scoring system in the first quarter of the new year.

MLS BANK LIMITED

MLS Bank's strategy over many years – to provide exceptional personal and responsive service – enabled it to conduct successful business operations during the year despite an eventful spell in the medical market.



Martin Croucamp
Managing director: MLS Bank

A significant increase in new business and advances growth was possible despite more intense competition, which continues to place pressure on margins. A steady improvement in the economy of MLS Bank's operating environment coupled with a strategy put into effect over the past five years further contributed to its success during the year.

The corporate medical market is showing a pleasing turnaround in its fortunes following a period of recovery and consolidation. This allowed MLS to convert certain activities in this market into business opportunities. The bank grew its market share during the year under review and significantly reduced its arrear accounts and doubtful debts.

Important initiatives include a concerted effort to increase non-interest income to counter the adverse trend in net interest margins and a drive to

visibility of merchant banking

position MLS correctly with respect to e-business, an important channel.

In its staff, MLS has a stable and knowledgeable platform, enabling the bank to remain the dominant player in medical market financing.

The year ahead will again be challenging, but MLS is well positioned to capitalise on its sound position, a solid customer base and committed staff to grow market share and remain the major player in financing in the medical market.

ABSA CORPORATE AND MERCHANT BANK



Fanie Leach
Managing executive: Absa Corporate and Merchant Bank

Absa Corporate and Merchant Bank produced satisfactory results in the financial year under review with attributable income increasing by 12,3%. However, the previous year's earnings included profit of R209 million on the sale of investments compared to R50 million in 2001. If this is excluded, year-on-year growth was 68%. International banking activities contributed 20,2% of income.

The low domestic asset growth experienced in corporate business was reflected by numerous profit warnings, a lack of capacity expansion by corporate companies and consolidation within industries. Excellent trading results and improved fee income from domestic operations countered the loss of income from low asset growth.

Absa Securities reflected the volatile nature of the equity markets and was refocused during the year to service mainly the retail/individual market. Continued good performances were registered by the custodial and securities lending activities servicing the institutional market.



Steve Booysen
Deputy managing executive: Absa Corporate and Merchant Bank

Absa Corporate and Merchant Bank's activities are under continuous scrutiny to improve the visibility of its merchant banking services and to strive for quality customer interaction, prompt reaction to deal opportunities and a continuous improvement of service levels.

INTERNATIONAL BANKING

The Group's offshore banking activities, which form part of Absa Corporate and Merchant Bank, produced year-on-year growth of 22,0% for the reporting period and are well placed to make a more meaningful contribution to Group income. International banking activities, in line with the Group's growth expectations, should perform well this year owing to the introduction of a number of new products and the strengthening of management. Further capacity has been generated through acquiring new skills and forming alliances with world class partners in order to deliver additional products and services.



Johan Geldenhuys
Deputy managing executive:
Absa Corporate and
Merchant Bank

services improved

UNIFER

The effect of the government's stance with regard to payroll deductions through Persal was the most significant event of the year and changed UniFer's business environment considerably. UniFer views these developments as part of the maturation process of the microfinance market.

Despite the trials of the past year, UniFer and Absa share a common vision that the provision of financial services to the underbanked market will become an important part of mainstream banking in future.

UniFer has been proactive in developing appropriate alternative collection mechanisms. The use of the Visa Axtion card and NuPay system assisted the growth of the personal loans book from R2,1 billion to R3,4 billion for the year under review.

To ensure sustainable growth, UniFer has broadened its range of products. These now include personal loan finance ("microloans"); retail credit services (given impetus by the acquisition of a majority stake in Blake Holdings); microenterprise finance (strongly endorsed by government); nonmortgage housing finance and asset finance origination. To complement the strategy, the organisational structure has been flattened and additional senior management appointed.

The market segment UniFer serves will play a major role in the future of banking and financial services

It is UniFer's belief that the market segment it serves will play a major role in the future of banking and financial services as it offers extensive growth opportunities. UniFer is a sustainable, dynamic business that is well positioned to show above average growth.

AFRICA DESK

Absa aims to actively expand its footprint in the financial services sector in other parts of Africa. Specifically, the Group is keen to utilise its proven banking technology and systems in its African investments in order to attain above average returns.

Investments are based on the size and growth of the economies of the countries concerned, significant trade flows, relative political stability and acceptable regulatory structures, ownership practices and legal systems. Owing to Absa's success in the privatisation of previously nationalised banks in both Tanzania and Zimbabwe, banks in countries that fit this profile and are currently involved in privatisation programmes will be seriously considered for acquisition. In the case of privatisation, Absa seeks to retain a government shareholding and will seek alliances with multilateral agencies when making investments.

BANK WINDHOEK LIMITED – NAMIBIA

Absa has an equity investment of 36,3% in Bank Windhoek Holdings Limited. Its wholly owned subsidiary, Bank Windhoek, has established itself as one of the top three banks in Namibia. During the year, Bank Windhoek transferred its operating systems from an external vendor to an internal system, but succeeded in sustaining its strong financial performance and gaining market share despite the change.

COMMERCIAL BANK OF ZIMBABWE – ZIMBABWE

Absa holds 26% of the issued share capital of the Commercial Bank of Zimbabwe Limited (CBZ), one of that country's top banks. In addition to an equity investment, Absa has an agreement with CBZ whereby Absa provides certain key staff and technical support. Despite Zimbabwe's hyperinflation and high interest rates, CBZ posted an 81% increase in net pre-tax income for the year ended 31 December 2000.

NATIONAL BANK OF COMMERCE LIMITED – TANZANIA

Absa acquired 70% of the National Bank of Commerce Limited (NBC) on 1 April 2000. Absa's desire to forge strategic alliances prompted the sale of 15% of the investment to the International Finance Corporation, a division of the World Bank.

A major modernisation programme was undertaken and includes the installation of computerised operating systems and extensive training. The programme is on schedule and full conversion is expected by the end of the current year.

NBC's financial position continues to improve. It is re-establishing itself as one of Tanzania's top banks. A well disciplined approach to credit since the privatisation has significantly increased the percentage of performing advances.

MEEG BANK

Meeg Bank, an empowerment vehicle in which Absa has a 28,7% effective interest, acquired the business of TNBS Mutual Bank as a going concern during the year. The transaction strengthened MEEG's advances book considerably and anticipated future synergies and other benefits should convert into improved future earnings potential and profitability.

During the year, virtually all MEEG's product-related banking systems were converted to the Absa system – an advantage that augurs well for further cost reductions and improved customer service.

Distribution planning and operations

The establishment of Delivery Channel Services has made integrated delivery possible. Based on customer needs, a careful mix of physical and electronic channels will be implemented during the year.

In the three years since the introduction of the Absa brand for retail banking, 446 outlets have been closed, reducing the traditional network to 753 outlets. While new outlets are opened to facilitate customer demand, unprofitable outlets in areas where support has declined will be closed during the 2002 financial year.

The reduction of physical outlets was offset by a strong growth in electronic delivery mechanisms and transactions. A further 113 ATMs were installed, bringing the ATM network to 2 217. Six multi-functional self-service centres are now available to customers. A prepaid cellular top-up facility on ATMs was successfully launched in November 2000.

The Saswitch transaction mix continued its positive trend and Absa's share of this market is 32%. Further expansion of the ATM network through alliances or partnerships with independent service operators is likely.

Centralisation, rationalisation and automation paid handsome dividends in cheque processing. Excellent control over staff numbers facilitated significant savings and emphasised high skill levels.

With the skills and capacity in place, Absa was in a position to contract to process the cheques of BOE, a major South African banking group, during the year. The project is progressing well and some 60% of branches have already been converted. Feedback is positive and further insourcing of processing contracts is being investigated.

Following on the realignment of the administrative function, a further cost efficiency will be gained by the closure of regional administration centres in Durban and Florida.

ABSA DIRECT

Absa Direct provides customers with a single interface for all their financial affairs. Product and service offerings are focused on developing long-term customer relationships and establishing an alternative channel for the Group. Special attention is being paid to achieving a consistent look and feel across all the electronic delivery channels to enhance the customer experience.

Direct banking usually evolves from information provision to transaction enabling and finally to customer service interaction. Absa Direct is into the third phase through consolidation of the various channels into a single customer interface – adding more functionality and capacity to the current average of 1,4 million per month.

The Absa web site has evolved from being an anonymous self-service site to become an early-stage financial service portal. During the year, Absa's web site received a four-star award from Lafferty for its linear and uncluttered site design without the extensive use of graphics. Ease of navigation and high quality of content and interactivity (such as calculators and application forms) were also commended. BMIT rated the site as the best in South Africa for online functionality. During the year, further functionality

Absa is a significant supplier of corporate banking solutions and this offering is likely to be further enhanced. Cell phone banking was launched during the year in conjunction with a major cellular network and further growth is expected since the other major network joined this initiative at the end of May 2001.

customers accepted banking

in the transaction enabling space. This evolution was assisted by customers' increased acceptance of alternative banking channels that use new technology.

Absa's 183 414 Internet banking customers at year-end represented some 33% of the market and conducted monthly transactions to the value of R4 billion. Since the introduction of free Internet access in January 2001, monthly registrations for Internet banking have doubled from normal levels and banking customers increased to over 200 000. Visits to the Absa web site have increased from approximately 900 000 per month

enhancement and customisation will exploit existing market opportunities.

Absa's e-Pin initiative is expected to eliminate the paper registration process for telephone banking and should substantially increase telephone banking customers from the year-end total of some 146 000.

GROUP PAYMENT SYSTEMS

Absa became the only dual issuer of debit cards in South Africa (i.e Maestro and Electron) during February 2000. By the end of January 2001, 955 000 Visa Electron cards had been issued.

Debit card transactions for December 2000 were 62% higher than in December 1999. The launch of Visa Electron as well as ongoing branch awareness has generated an increase in the conversion of old branded cards and the consequent number of Absa cards issued. The conversion of old branded cards is running at approximately 96 000 per month.

Absa is the market leader in issuing Maestro and Visa Electron debit

ABSA

Absa is the market leader in issuing Maestro and Visa Electron debit cards, with more than 4,5 million cards issued

channels using new technology

cards, with more than 4,5 million cards issued. Support received from the MasterCard and Visa Card associations has resulted in strategic joint marketing campaigns focused on growing the number of Maestro and Visa Electron debit cards and transactions. Present and future strategies are also focusing on changing the consumer mindset to foster a better understanding of the value of the debit card.

The National Payment System initiative of the South African Reserve Bank (SARB) has placed an obligation on clearing banks to accept new challenges in keeping payment systems abreast of growth and global developments. Over the past year, much has been done to establish legally sound payment clearing house agreements governing the clearing and settlement of interbank payments. Seven of these agreements have been finalised. The banks' main objective is to contain the risks inherent in interbank payments and settlements, to the ultimate benefit of customers.

Absa is one of the signatory banks to the interbank agreement on migration from magnetic stripe to chip cards and currently chairs the SA Inter-Bank EMV Forum. Projects to start the migration process for both issuing and acceptance have already commenced.



Friedel Meisenholl
Managing executive:
Credit and Risk
Management

CREDIT AND RISK MANAGEMENT ORGANISATION (CRMO)

The re-engineering of the retail banking credit risk management processes that commenced more than three years ago has been completed. Asset quality and customer satisfaction have improved considerably as a result of the consequent standardisation, centralisation and automation of processes.

ABSA

CRMO performance has shown sustained improvement. Bad and doubtful debt provisions in the commercial bank have decreased from 1,25% to 0,89% of average advances, whereas overdue accounts have decreased to 5% and overdue accounts over 90 days have decreased to 1%, their lowest level ever.

The benefits of the automated credit decision-making processes are clear from the quality of assets and the very satisfactory credit standing of customers. This is evidenced by the sharp decrease in the volatility of monthly provisions and the reduced levels of overdue accounts.

The credit and risk management platform consists of a number of credit centres – five for commercial and four for personal and small business credit – a centralised recovery centre and a risk management services department.

By June 2001, the automated credit approval process for personal loans, personal cheque accounts and residential home loans will also be implemented in rural branches. The behavioural scoring system, which determines the propensity of future default based on the conduct of a customer's various product accounts with Absa is being redesigned. This excellent risk-rating system is scheduled for implementation by June 2002.



Ryker Stoltz
Managing director: Cutfin

Legal recoveries have improved to the extent that capital tied up in this default portfolio decreased by more than 20%, while the number of accounts/groups decreased by 24,2%. The value of the properties in possession (PIP) portfolio came down by 11,1%.

The CRMO platform has provided the stability to enable the commercial bank to establish the new business model. It will be expanded in due course to provide credit assessment, monitoring, control and recovery services to additional business units. The future implementation of application scoring, accompanied by the existing behavioural scoring system, will have a positive impact on future asset quality and profitability. These initiatives are customer focused and will provide the foundation for future customer relationship management.

Other interests

CUTFIN

Cutfin has entrenched itself as a significant player in the debtor financing industry in South Africa. Its product range complements other products that Absa offers business customers. Cutfin's non-disclosed and disclosed invoice discounting products have recently been supplemented by the introduction of an international debtor-financing product.

In South Africa, debtor finance accounts for a low percentage of the total lending market, but Cutfin's positioning enables it to change methods adopted in the past, both in the local and international debtor finance arena. The company targets growth industries and its facilities are extended to corporate customers, with whom long-term partnerships are preferred.

ABSA ASSET MANAGEMENT

During the year, plans to merge the portfolio management services division of Absa Trust into Absa Asset Management were set in motion. Absa Securities will remain a separate company, but will form a combined business unit with Absa Asset Management. The restructuring became effective on 1 April 2001 and the closer alignment between the asset management and stockbroking operations is expected to yield significant synergies and enhanced growth prospects.

ALLPAY

In the year under review, AllPay increased its market share in paying social pensions and grants on behalf of a number of provincial governments from 4% to around 25%.

Despite consolidating its mobile and biometrically based operations to some extent, AllPay nevertheless grew its contribution to Absa's non-interest revenue by R92 million – an improvement of 360%. AllPay is confident that it has positioned itself for further expansion.

GLOBAL ACCESS

Global Access, in which Absa owns a 40% stake is on target to meet its financial objectives for the year. These translate into an increase of 50% over the actual results for 1999/2000 and will be achieved as a result of significant annuity business generated during the year. This business includes long-term multicasting contracts with Forecourt Television Network and Twilight Advertising. The joint venture with Connecting Africa – a premier satellite installation company – also generated considerable revenues during the year.

Global Access is confident that it will continue to grow in the 2001/2002 financial year.

EQUITY AFRICA

The Resource Initiative Trust, the specialist private equity fund established by Absa to contribute to sustainable business development and job creation in South Africa, has been in operation for two years. Under management of Equity Africa, a joint venture between Absa and Shanti Industries, the fund has grown its investment base to a total of eight investments. It continues to be recognised for the role it plays in the SME sector of the economy.

Investments range from a start-up partnership in an organic mushroom farm, which now produces five tons of mushrooms per week and employs 50 people, to a stake in a top-quality essential oils company which exports its total current production. The most recent investment has been into an operation that grows and distributes decorative green foliage locally, and is building a growing market in Europe.

emerging as the premier SME investment vehicle in South Africa, based on a new approach that is able to achieve sustainable SME business development and job creation.



Christo Botma
Managing director:
Absa Development Company

ABSA DEVELOPMENT COMPANY

Absa DevCo, the property development arm in the Absa Group, specialises in the development and sale of residential, commercial and industrial property. During the year, an improvement in market conditions resulted in a satisfactory performance. Recent increases in the sale of stands promise good rewards for the next financial year.

A very successful homes show at Cedar Lakes during May 2000 resulted in high profile exposure for the company and Absa's Home Loans division. With its abundance of water and bird life, Cedar Lakes has become one of the most sought after residential estates in the northern suburbs of Johannesburg.

further progress in marketing

The successes achieved during the year have been tempered by some hard learning experiences, notably in the field of information technology, where provisions had to be made for one investment that was affected by the wider malaise that struck the global IT industry.

This notwithstanding, the year was characterised by the building of a strong deal management and research capacity within Equity Africa, and growing brand awareness in the market. Local and international investors have expressed considerable interest in participating in the fund, which has spurred management to structure a focused capital raising strategy for the future. Equity Africa is

The Cedar Lakes Residential estate at Fourways near Johannesburg, the Welgevonden Estate outside Stellenbosch and the Wierda Glen development in Rooihuiskraal, Centurion continue to dominate the company's activities.

Absa Financial Services (AFS)

Absa Financial Services (AFS) performed well during the year under review. Most of the businesses in the company produced growth in excess of 20%. However, owing to the general state of the equity market, profits realised on the sale of investments during the previous financial year could not be repeated.

The various businesses within AFS made further progress in marketing AFS's wide variety of products and services to the Absa Group customer base, thereby enabling the Group to offer bancassurance in the full sense of the word.

ABSA

very large proportion of business can be rerated, should this be required, owing to a change in the claims experience.

Although the company's results of the past year have been affected by continued volatility in investment markets, the effect of this has not been material.

The implementation of the Policyholder Protection Rules under the Long-term Insurance Act will require changes to the system and product material of the company and may constrain the resources available to further expand the product range in the short term.

Absa Insurance Company continued to increase the profit contribution of non-fire lines of business, particularly motor and personal lines

AFS products to Group customers

ABSA LIFE

Absa Life continued to significantly increase premium income on single- and recurring-premium products during the year.

The product range is expanded continually. Profitable products exploit the mail, telephone and intermediary delivery channels, and these are marketed to specifically targeted segments of the Absa Group customer base. This approach has been particularly successful and will be continued.

With regard to exposure to Aids, the company has built up substantial reserves to cover the effect of claims arising from this cause. Furthermore, a



Willie Lategan
Managing director:
Absa Life



Coenraad de Jager
Managing director:
Absa Insurance Company

ABSA INSURANCE COMPANY

With the benefit of exceptionally good weather conditions, Absa Insurance Company produced a very good underwriting result with regard to fire business.

The company also continued to increase the profit contribution of nonfire lines of business, particularly motor and personal lines, as it deems it strategically important to expand its underwriting exposure beyond Absa's mortgage business. However, as high crime rates and deteriorating infrastructure may cause a worsening of claims experience, caution will be exercised in growing these lines of underwriting business.

ABSA

Other opportunities for growth in new commercially viable business directed towards the Absa retail customer base will be keenly pursued.

On the investment side, the volatile investment markets took their toll during the past year and investment yields were lower than in previous years.

ABSA BROKERS

The growth of both life and short-term insurance sales slowed during the 2000/2001 financial year. Absa Brokers felt the effect of gross sales increasing by only 7%. The volatility in the investment markets and the general economic climate contributed to this trend.

The pressure on intermediaries created by the Policyholder Protection Rules to be introduced in July 2001 also affected the activities of brokers. The introduction of the Financial Advisory and Intermediary Services Bill in 2002 will have a further influence on the industry. As a result, the shift towards the electronic delivery of financial products and services will continue.



Johan Reyneke
Managing director:
Absa Brokers



Andries Swart
Operating executive:
Absa Private Banking and Investment Services

The introduction of compliance as prescribed by the above legislation has cost implications because it demands the creation of a compliance department, the training and accreditation of brokers and the information technology systems to support these processes.

In line with its strategic focus, Absa Brokers will bed down a web site through which short-term insurance products will be sold. This site will be integrated with a call centre. More effective mining of the Absa customer base and the development of a data broker contract will expand capacity.

The enablement of brokers with an information technology system is a further key factor in achieving the projected growth of 15% in life business and over 20% in short-term business for the 2001/2002 financial year.

ABSA TRUST

During the year, significant changes were made to enhance the provision of will, trust and estate planning services to Absa Group customers. Central to this re-engineering process was the installation of "fiduciary desks" staffed by Absa Trust experts in selected Absa branches. Implementation was well advanced by the end of the financial year and customers, branch staff, Absa Brokers and Absa Trust are all expected to benefit considerably from this more focused approach.

Despite the lacklustre performance of the JSE Securities Exchange (JSE) over the past year, assets under administration in trusts grew satisfactorily. Absa Trust, the largest trust company in South Africa, now administers close to 14 000 trusts.

The introduction of capital gains tax could impact negatively on the creation of personal trusts for estate planning purposes. Representations calling for less onerous regulations have been made through the Association of Trust Companies.

AIMS launched a number of offshore guaranteed products that received good inflows from investors seeking to diversify their portfolios

Absa Trust achieved its profit budget for the year and the in-branch service points, together with an anticipated improvement in the performance of domestic financial markets, augur well for the year ahead.

ABSA TRUST PARTICIPATION BOND MANAGERS

A significant milestone was reached when the participation bond scheme breached the R1 billion mark during the year. Market share now exceeds 20%.

Despite difficult market conditions, the loan book grew well ahead of budget, mainly as a result of ongoing success in the provision of substantial financing to high quality, JSE-listed property investment companies.

The availability of loans enabled the company to market its investment product aggressively and the inflow of new investments was at an all-time high in the year under review.

The promulgation of the Collective Investment Schemes Act is anticipated during the second half of 2001. This Act, which will regulate participation bond schemes, will add impetus to the future growth of the Absa Trust Participation Bond Scheme.

ABSA FUND MANAGERS

The total assets of the Absa Money Market Fund topped R10 billion during the year, ending some 25% higher than a year ago. The fund remains the largest in the industry with a market share of over 30% among South African money market funds.

Despite the poor performance of equity markets worldwide, Absa Fund Managers' equity funds recorded a net inflow of R1,2 billion for the year under review.



Mel Harris
Managing director: AIMS

The Absa US Dollar Bond Fund was launched in November 2000 and attracted more than R180 million in its first five months. While the rapid growth of this fund is indicative of a general desire by South African investors to increase offshore exposure, it also reflects nervousness about global equity markets and a "flight to quality" in respect of currency choice. The fund has excellent growth prospects.

ABSA INVESTMENT MANAGEMENT SERVICES (AIMS)

In a year that was once again marked by fluctuating fortunes in the equity markets, AIMS experienced a strong inflow of new investments, both into its traditional linked product business, as well as into the special structures and offshore guarantees that it offered during the year.

AIMS bucked the industry trend during the financial year by generating positive net inflows at a time when the linked product industry was experiencing net outflows in respect of discretionary products. This contributed to AIMS increasing its market share. Several large deals, each in excess of R100 million, were secured and deals by individual investors averaged R255 000. New business inflows amounted to almost R1,8 billion. AIMS also launched a number of offshore guaranteed products that received good inflows from investors seeking to diversify their portfolios.

AIMS' excellent technology was further enhanced to meet the stringent and complex requirements of implementing capital gains tax in October 2001.

With AIMS' evolution from being a traditional linked product company to becoming a provider of financial solutions, it is well positioned to take advantage of the strategic developments within the Group regarding Absa Personal Financial Services, Absa Brokers and Absa Private Bank.



Johan Grobler
Managing director:
Absa Consultants and Actuaries

ABSA CONSULTANTS AND ACTUARIES

The company experienced another successful financial year, with net income growing by more than 70%. It reinforced its position as the second largest employee benefit consultancy in South Africa.

Areas of significant growth included the structuring of unique flexible options for individual members of retirement funds and the expansion of umbrella funds developed to cater for farm and domestic workers.

Further growth and service expansion is expected from the core business areas of administration, and actuarial and consultancy services provided to retirement funds. Asset consulting and investment monitoring, as well as the provision of unique administrative solutions to customers in areas not directly related to retirement funds, are other areas expected to perform well.

specialised health care



Louis Botha
Managing director:
Absa Healthcare Consultants

ABSA HEALTH CARE CONSULTANTS

By once again growing income by more than 45%, Absa Health Care Consultants continued to improve on its steady progress of previous years.

The company is rated as one of the top five in health care consulting and attributes its success to a dynamic team of specialists who provide a highly personalised service to customers. This focus on the customer results in high retention and a steady growth in business.

The current high growth rate is likely to continue, mainly because of high

1999 years of account will both produce small losses and will mark the bottom of the insurance cycle. At this early stage, a breakeven or small profit appears achievable for 2000. Results for all years will outperform the Lloyd's average by a substantial margin.

Underwriters in all sectors have reported rate increases since the beginning of the year and conditions will continue to improve into 2002. In view of this, Absil has increased its gross premium income limit to £32 million for the 2001 account and will look to expand further for 2002.

STONEHAGE FINANCIAL SERVICES

The Absa Group's 81,8% shareholding in the company was reduced to 50% from the end of February 2001. The company experienced continued growth in its trust activities through the acquisition of another trust operation in Jersey. Its financial results showed a marked improvement on the previous year.

consulting services

medical inflation and cost pressures on medical scheme contributions, changed legislation and constant fluctuations in the suppliers' market. These changes lead to uncertainty, which increases the need for reliable expert advice. Co-operation with Absa Brokers continues to improve and has led to further penetration of the Group's customer base. A start has also been made in delivering these services via electronic media.

ABSA SYNDICATE INVESTMENTS (ABSIL)

As predicted last year, the 1997 underwriting result declared under the Lloyd's three-year accounting system produced a small profit. The 1998 and

Co-operation with Absa Brokers has led to further penetration of the Group's customer base

The asset management operation produced good investment performances despite volatile market conditions. Strong investment inflows were experienced. Further expansion of the distribution network will be the main focus for the ensuing year.

Group specialist functions

GROUP INFORMATION TECHNOLOGY

The 18-month information technology (IT) transformation programme, the primary objective of which was to reposition IT in Absa and reduce costs, has been successfully completed. The programme featured substantial business involvement and some of the main outcomes include an IT model closely aligned to the Group's new business model and substantial cost savings for the 2000/2001 financial year.

Strategic alliances offer effective alternatives for companies in dealing with the increasing intensity of competition and the growing need to operate on a global scale. This is also a powerful strategy in coping with a fast-changing marketplace and the industry convergence in many markets, including the digital economy.



Jacques Schindehütte
Group executive:
Finance and Secretariat



Leon du Rand
Group executive:
Information Technology

As a result, Absa has adopted an IT model that provides for a number of select strategic alliances with external companies. Such alliances have been concluded with IBM and Cisco. Overall, Absa expects to benefit from the alliance with IBM through the effective positioning of its technology, improved technology services, and cost benefits from economies of scale and scope. Absa aims to use Cisco's e-business know-how and best practices to improve the implementation and operation of its e-business.

With respect to the AST-DTS (Advanced Software Technologies-Distributed Technology Services) initiative, progress is according to plan, with numerous desktop support efficiencies being realised.

An information management framework was approved in December 2000. Implementation is under way. The framework is aimed at ensuring an aligned and operationally efficient information management function, while simultaneously delivering the priority information requirements of the business.

Other major initiatives included in the information management programme are the data warehouse re-engineering and the enterprise-messaging project. The data warehouse project will ensure the supply of information to customer interaction platforms and act as the single point of entry for decision support and business intelligence applications. The purpose of the enterprise-messaging project is to create a single or unified information delivery mechanism consisting of enterprise e-mail, an enterprise intranet and an electronic document management system.

GROUP MARKETING

Group Marketing continued to build on the success of the "megabrand" philosophy. This success was highlighted by recent Markinor research that rated Absa among the top ten best-known brands in South Africa. The levels of awareness of Absa and

ABSA

its image in the Sunday Times' 'Brands and Branding Survey' have increased from 28% in 1999 to 40% in 2000.

A focus on the standardisation of merchandising is pivotal in ensuring the creation of a consistent brand image because of the economies of scale attained and the benefits of creating a singular Absa customer experience.

The strength of the Absa brand, coupled with an effective marketing campaign and the state of readiness of the market, played an important role in Absa's announcement of free Internet access earlier this year.

Absa's progress towards becoming a customer-focused organisation has required a major cleanup of customer information, involving 1,5 million changes and updates to the database.

A total of 3,96 million direct mailings were executed and the Absa Rewards Programme reached its target: more than 60 000 members and 82 000 accounts.

As part of its brand image building, Absa is involved in various sports sponsorships. Absa is the dominant sponsor of athletics and Bankfin of rugby in South Africa. These sponsorships include significant contributions to the development initiatives of both sports. Brand awareness of Absa is further enhanced by selected arts and culture sponsorships, the best known of these being the annual Atelier competition.

Absa One, a debt consolidation account, was officially launched during the year and has grown significantly, as have Absa's *professional and medical* cheque packages. The personal loans seasonal campaign was highly successful, generating R500 million new sales and travel related loans. Marketing Absa money packs through different distribution channels increased income substantially.



Dana Cooper
Group executive:
Group Marketing



Gert Dry
Group executive:
Logistics and Property



Izanne Beukes
Group executive:
Strategy Development

An important marketing challenge will be the alignment of the new retail banking SBUs with the Absa brand positioning. The aim is to grow a brand that houses the full spectrum of financial services products that are relevant to and required by the targeted market segments.

ABSA PROPS

Absa Props enjoyed a successful financial year, posting an improvement of R11 million in net operating income owing to improved letting and effective cost management of building expenditure.

Absa Props continued with the disposal of properties in excess of the Group's needs. Many of these are in the rural areas of South Africa, where markets are unpredictable. Nonetheless, Absa Props enjoyed considerable success and has sold property valued at R68 million.

A new provincial head office in Kimberley was completed and construction of the provincial head office in Nelspruit is on target for completion in November 2001.

ABSA


ABSA
Cellphone Banking
24 hours
How does it work

ABSA

nurturing human capital

In order to meet the changing requirements for human capital in the financial services industry, Absa undertook a number of initiatives to acquire, develop and retain human capital in the year under review. These included the redesign and implementation of the People Provision and Development Board Forum. Furthermore, a process has been initiated to establish a differentiating and recognisable employment brand for the Group.

The performance management process has been realigned with the strategic goals of the Group, and is supported by a more aggressive approach to variable pay.



Laetitia van Dyk
Group executive: People Management

Employment equity progressed from planning to implementation in 2000/2001. The focus has been on the development of a long-term organisational process to raise awareness, appreciation and understanding of differences for effective interaction and to ensure that diversity contributes positively to the business.

The pool of skilled people from previously disadvantaged communities is still relatively small and we persevered with efforts to engage people with potential to become the future bankers of South Africa. A number of accelerated development programmes, which include international exchange programmes, facilitated their development.

As part of a drive to save on costs and improve delivery, our Learning and Development department has adopted a strategy of sourcing and partnering with external service providers, as well as using technology as an alternative. One resulting initiative is a management programme that has been custom-designed around key Absa business initiatives such as the e-business strategy. A balanced learning experience is offered to ensure transfer of learning to the workplace.

Absa's Learning and Development department was also the first provider of education and training in the banking sector to be accredited by the Bank Sector Education and Training Authority Education and Training Quality Assurance body (Bank Seta ETQA). This makes a

ABSA

meaningful contribution to realising the aims of training legislation, gaining improved skills and recovering the maximum portion of the skills levy possible.

Our emphasis on the importance of Institute of Bankers (IOB) qualifications was retained. Courses offered by the IOB reflect the present and future trends in the industry.

During the implementation of the new operating model in the commercial bank, People Management ensured the smooth transition of staff into their new business units and roles through a seamless process that included union negotiations, the reassignment of people and the implementation of change-enablement initiatives.

The People Management Call Centre offers a centralised, one-stop information and advice service relating to people management policies and procedures to all staff. During the year, the call centre assisted various other business and Group support units with the launching or implementation of a variety of products and programmes.

People management practices are constantly measured against world standards, and care is taken to ensure that they are ethically and legally compliant. New legislative requirements are analysed and implemented in a practical manner.

Description	**31.03.2001**	31.03.2000
TOTAL NUMBER OF EMPLOYEES (includes employees at overseas offices and all subsidiaries)		
Full time	**36 520**	34 313
Temporary	**2 652***	2 618
The remainder of the figures are based on permanent employees of 100% held subsidiaries only, excluding international offices.		
AGE DISTRIBUTION		
Up to 25 years	**6 694**	5 544
25 – 35 years	**12 298**	12 940
35 – 45 years	**8 309**	8 741
45 – 55 years	**5 037**	5 349
Over 55 years	**1 256**	1 502
APPOINTMENTS PER ETHNIC GROUP		
African	**21,3%**	18,5%
Coloured	**19,7%**	20,9%
Indian	**10,7%**	9,4%
White	**48,3%**	51,3%
AVERAGE REMUNERATION PER EMPLOYEE (PER MONTH)	**R7 863**	R7 294
AVERAGE TRAINING COST PER EMPLOYEE (PER ANNUM)	**R2 280**	R2 140
EMPLOYEE TURNOVER	**12%**	14,2%

**The temporary figure of 2 652 includes 168 IT contract workers. IT contract workers were not included in the March 2000 figure (a total of 631 at the time).*

ABSA

JOB LEVEL	YEAR	MALE					FEMALE				
		Black	Coloured	Indian	White	Total	Black	Coloured	Indian	White	Total
Group executive directors	**2001**	**0**	**0**	**0**	**7**	**7**	**0**	**0**	**0**	**1**	**1**
	2000	0	0	0	7	7	0	0	0	1	1
Divisional heads and managing directors	**2001**	**2**	**0**	**0**	**19**	**21**	**0**	**0**	**1**	**1**	**2**
	2000	1	0	0	19	20	0	0	0	1	1
Executive management	**2001**	**1**	**6**	**0**	**189**	**196**	**0**	**2**	**1**	**17**	**20**
	2000	3	3	0	181	187	0	1	0	13	14
Senior specialists	**2001**	**6**	**1**	**3**	**88**	**98**	**0**	**1**	**0**	**15**	**16**
	2000	4	2	2	65	73	0	0	0	12	12
Middle management	**2001**	**22**	**19**	**29**	**1 538**	**1 608**	**1**	**15**	**19**	**467**	**502**
	2000	29	23	26	1 711	1 789	1	10	14	410	435
Specialists	**2001**	**79**	**38**	**60**	**2 011**	**2 188**	**38**	**26**	**41**	**755**	**860**
	1999	63	32	58	1 991	2 144	30	20	25	668	743
Supervisors and administrative	**2001**	**86**	**93**	**60**	**908**	**1 147**	**48**	**162**	**112**	**2,668**	**2 990**
	2000	98	89	64	1 145	1 396	59	160	115	2 957	3 291
Technical specialists	**2001**	**307**	**223**	**161**	**1 335**	**2 026**	**180**	**269**	**214**	**3 168**	**3 831**
	2000	273	170	148	1 253	1 844	126	170	165	2 719	3 180
Clerical	**2001**	**1 444**	**867**	**288**	**1 087**	**3 686**	**2 025**	**2 552**	**912**	**8 098**	**13 587**
	2000	1 460	842	260	1 254	3 816	1 819	2 377	860	9 079	14 135
Non-clerical	**2001**	**245**	**54**	**3**	**3**	**305**	**402**	**94**	**7**	**0**	**503**
	2000	301	66	10	4	381	462	132	9	3	606
TOTAL	**2001**	**2 192**	**1 301**	**604**	**7 185**	**11 282**	**2 694**	**3 121**	**1 307**	**15 190**	**22 312**
	2000	2 232	1 227	568	7 631	11 658	2 497	2 870	1 188	15 863	22 418

ABSA




ABSA

a potent commitment

Absa's relentless drive for business growth and competitiveness is matched by its potent commitment to enhancing human and organisational development, social cohesion and community sustainability.

Mainstreaming the philosophy of social upliftment through a diverse range of activities creates a virtuous cycle, maximising South Africa's potential to compete and develop in global terms. At the heart of our commitment are the constructive and legitimate relationships we build with the government, our staff, customers and communities. Many in the corporate sector still fear that those who commit themselves to good corporate citizenship will simply be undercut by less principled competitors. We hope that the partnerships we have built will serve as a beacon to others. With our partners, we will continue to embrace, support and enact our core values in social upliftment.

We hope that the partnerships we have built will serve as a beacon to others. With our partners, we will continue to embrace, support and enact our core values in social upliftment

Absa Foundation

The Absa Foundation is the development and social investment arm of the Absa Group. Established in 1994, the foundation operates as a trust, receiving a contribution from the Group of 2% of its annual declared dividend for investment in community programmes. Since the foundation's inception, almost R55 million has been invested in community development projects. In the 2001/02 financial year, approximately R13 million will be disbursed to 144 community projects.



Douglas Ramaphosa
Group executive: Group Corporate and Public Affairs

The foundation's mission is to grow partnerships by providing financial and other resources to disadvantaged communities to ensure the sustainable development of the communities Absa serves. Therefore the foundation is committed to funding projects fundamental to the development of the country. These key focus areas include:

1. Educational development in mathematics, science and technology.
2. Early childhood development (ECD).
3. Enhancing entrepreneurship among disadvantaged sectors of the community such as the disabled.

ABSA

4. Developing projects that target HIV/Aids affected and infected persons.

The foundation allocates its budget according to the poverty levels of provinces. By introducing a phase-out approach over a two-year period, it will ensure that there is greater focus on the more impoverished provinces such as the Eastern Cape, Northern Province, KwaZulu-Natal and the North West. There is a specific focus on developing communities that have poor infrastructure and limited access to resources, such as rural communities, townships and informal settlements.

The foundation also has a contingency fund, which is dedicated to funding community welfare organisations and community relief projects arising from natural disasters. In the year under review, the foundation has made the following developmental impact:


SPEND PER PROVINCE
NATIONAL
GAUTENG
EASTERN CAPE
WESTERN CAPE
NORTHERN CAPE
MPUMALANGA
NORTH WEST
NORTHERN PROVINCE
FREE STATE
KZN


SPEND PER KEY FOCUS AREA
MATHS, SCIENCE AND TECHNOLOGY
ECD
AIDS/CANCER
ENTREPRENEURSHIP
PHASE-OUTS
CONTINGENCY

- The focus of educational development relating to mathematics, science and technology has been on the training of primary and secondary school educators within these disciplines. The programme has benefited 1 550 educators and 75 442 learners. The visible impact has included increased pass rates and an increase in the number of learners choosing these courses at secondary school level.
- The primary target group of the foundation's ECD programme has been rural women. The focus of the programme has been on training practitioners who have established or are in the process of establishing community-based day-care centres for children under six years old. During the year under review, 1 500 women were trained, with over 40 000 children benefiting from the establishment of day-care centres. The programme has also had an indirect job creation benefit. The visible impact of this programme includes the sustained establishment of ECD centres as well as enhanced developmental milestones of children.
- In the sphere of entrepreneurship, the foundation occupies a niche, working with community-based initiatives in marginalised communities operating in the survivalist enterprise sector. In this focus area, the foundation has concentrated its efforts on developing income-generating projects at community level. The core target groups have been women, the youth and the disabled. The impact of the foundation's initiatives is evidenced by the 2 985 entrepreneurs who have been reached through 42 projects.

ABSA

- Absa has recognised that business needs to play a more engaging role in terms of community development projects relating to HIV/Aids. Through the Absa Foundation's flagship projects 80 510 volunteers, care-givers and people living with Aids (PWAs) have been reached. The foundation aims to expand its focus to target other sectors of the community affected by the pandemic, such as children who have been orphaned.
- The foundation has been involved in funding community-based cancer education projects with a specific focus on rural areas.

The Absa Foundation stands out in terms of best practice relating to corporate social investment. This is reflected in several external research studies that monitor good corporate citizenship and corporate social investment among the South African private sector. During the year under review, the foundation was awarded the PMR EmPower award for the banking and financial industry sector. In an annual research study that measures community perceptions of caring companies, Absa emerged as the second most caring company in South Africa and featured as the only bank among the top ten nominated companies.

Sustained transformation and continued socio-economic development in South Africa increasingly hinge on a range of commitments by all stakeholders in the country. Companies cannot survive as corporates or businesses in a society where the social fabric is disintegrating. At Absa we will continue to strive to make a meaningful, appropriate and sustained contribution to the development of South Africa's people.

Staff involvement

Absa cares, and this is nowhere more apparent than in the way its staff members show their commitment to helping their communities. The Absa Fundraising Challenge is an internal staff competition that was relaunched in 1995, based on the success of the Trust Bank Golden Heart Competition, which ran from 1986. The challenge encourages staff to become involved in their communities by raising funds for worthy causes. Since 1994, Absa staff members have raised more than R5 million. National beneficiaries have included the Cancer Association, Childline, the World Wildlife Foundation and the National Association of Child Minders.

Absa staff members are also a major force behind the Casual Day promotion that takes place each year on the first Friday in September. Absa partners the Association for the Physically Disabled in this project. Proceeds are distributed to six national organisations

we fund projects fundamental

that work with people who have disabilities. Absa branches throughout the country sell stickers for Casual Day. Last year, staff members sold stickers worth R5,5 million.

Sports development

Absa recognises the crucial role that sport plays in nation building, and in breaking down cultural and racial barriers. Absa sponsors sport to enhance the promotion and progression of sport in South Africa. The Group's sponsorship of youth athletics includes the Absa junior track and field SA championship and the Absa youth track and field SA championship.

The latest addition to the list of youth development initiatives sponsored is the athletics programme of the United Schools Sports Association of South Africa (USSASA). Absa is also a major sponsor of Athletics South Africa's talent identification and development programmes, which focus on finding and nurturing new talent in disadvantaged areas, training coaches and building the skills of future athletics administrators.

Arts and culture

The Group takes an active role in promoting and developing arts and culture, believing that showcasing the arts is a vehicle for natural cross-cultural exchange and education. It is also a means of preserving the country's heritage for future generations. Absa actively promotes, stimulates and develops the local talent of both emerging and established artists. Five years ago Absa launched an acquisition programme. Each year, it buys about 2 000 original artworks.

In addition, the Absa Gallery in the Absa Towers North complex in Johannesburg's central business district hosts exhibitions throughout the year. Local artists are invited to exhibit free of emerging talent. A recent exhibition of works by winners over the past 14 years shows the role the competition has played in helping artists to make a name for themselves.

Absa Museum

The Absa Museum, which houses an excellent collection of money used in South Africa, as well as historical records dating back to Johannesburg's origins, is an important cultural landmark in the city. Absa believes that the learners of today are the customers of tomorrow, and therefore strives to make our heritage accessible to the community. The museum offers free educational programmes, particularly aimed at economic literacy, numismatics and financial history. Over 3 400 learners visited the museum in the year under review. The museum also offers in-depth courses for pupils during school holidays. Learners are encouraged to discuss topics such as basic banking systems, the gold standard, inflation and exchange rates.

to the country's development

charge and exhibition openings are sponsored by Absa.

Absa believes in investing in the youth of South Africa and has gone out of its way to promote, stimulate and develop local artistic talent, especially among emerging artists. The Group started the Atelier Art Competition in 1986. Presented in association with SANAVA, but entirely financed by Absa, the contest has provided a platform for

ABSA





The overall objective of Enterprise-wide Risk Management ("ERM") in Absa is to ensure an integrated and effective risk management framework, where all risks are identified, quantified and managed in order to achieve an optimal risk-reward profile. ERM measures and aggregates all risks consistently across the whole enterprise and takes all known correlations and interrelationships into account.

ERM is a framework that manages risk and reward Group-wide. The presence of accurate measures of risk makes it possible to measure performance on a risk-adjusted basis, creating the potential to generate increased shareholder returns and allowing the risk-taking behaviour of Absa to be more closely aligned with strategic objectives. It is very important to develop a firm link between risk and the creation of shareholder value.

The presence of accurate measures of risk makes it possible to measure performance on a risk-adjusted basis, creating the potential to generate increased shareholder returns

...capital allocation

Group risk governance structure


Board of directors
ABSA GROUP LIMITED
ABSA BANK LIMITED
BUSINESS UNIT/ SUBSIDIARY BOARDS
GROUP AUDIT AND COMPLIANCE COMMITTEE (GACC)
GROUP RISK COMMITTEE (GRC)
GROUP REMUNERATION COMMITTEE
GROUP EXECUTIVE COMMITTEE (GROUP EXCO)
GROUP COMMITTEES/ SPECIALISTS
BUSINESS UNITS

The structure above indicates that the Absa board of directors via Group Exco has appointed various committees/specialists as well as business units to ensure that all risks in the Group are managed. Documented below is a table listing all the identified risk areas in the Group matched with the specific Group committees/specialists as well business units responsible for managing risk.

ABSA



ALL RISK AREAS
ERM DIVISION
CREDIT
Counterparty
Delivery
Sovereign
ABSA Group Board Lending Committee
ABSA Group Exco Lending Committee
Divisional/Subsidiary Lending Committees
MARKET
Interest rate
Trading and investment
liquidity
Underwriting of share issues
Group Asset and Liability Committee (Group Alco)
UNDERWRITING (INSURANCE)
Life assurance
Short-term insurance
Valuation Committee
OPERATIONAL
Strategic management
Marketing and sales
Customer products and services
Projects
People management
Information systems
Physical infrastructure
Procedures
Solvency
Economic
Socio-political
Reputation
Legal and regulatory
All SBUs
Group Strategy Council
Group Strategy Division
Group Marketing and Sales
Group Projects
People Management
Group IT
Logistical Services and Properties
Group Operations
Group Legal Services
Group Finance and Group Secretariat
Group Communication and Customer Care
Group Economist
Insurance Committee

THE ABSA BOARD OF DIRECTORS

The board is appointed by and accountable to the shareholders of the Group to lead, control and monitor the business of the Group and to provide effective corporate governance.

The board has the following main responsibilities:

- To satisfy itself that the risk processes and policies, including mandates and risk capital limits, are effectively implemented in the Group;
- To report on its risk-related activities in the annual financial statements; and
- To oversee Group compliance with legal and regulatory requirements.



Eddie Swanepoel
Group executive:
Enterprise-wide Risk Management

THE ABSA GROUP AUDIT AND COMPLIANCE COMMITTEE

This committee is established as a sub-committee of the board to assist in its evaluation of risk management processes. This committee's main responsibilities are:

- To review and approve the Group audit, compliance and forensic and investigations policies;
- To make the necessary enquiries to ensure that all risks to which the Group is exposed are identified and managed in a well defined control environment;
- To monitor the process and controls as delegated by the board; and
- To guard against any breakdown in the Group's internal control environment.

THE GROUP RISK COMMITTEE

The Group Risk Committee is established as a sub-committee of the board to review the Group's various risk profiles and to ensure that they are understood and appropriately managed. The Group Risk Committee focuses on the management of risk of the entire Group.

The committee has the following main responsibilities:

- To review and approve the enterprise-wide risk management policy;
- To deal with the following risk profiles and, where necessary, recommend improvement strategies:
  risk-reward profile; operational risk profile; compliance risk profile; control profile; and fraud profile;
- To review issues for consideration as identified by the Group Audit and Compliance Committee;
- To review and recommend improvements regarding outstanding actions on risk management plans at Group and divisional/subsidiary level;

The Group Risk Committee focuses on the management of risk of the entire Group

- To evaluate risks identified in those strategic plans of the Group that require Group board approval, to determine the impact on the Group's risk-reward profile; and
- To evaluate the risk profile and risk management plans drafted for major projects, acquisitions, new ventures and new products/services (those requiring Group board approval) to determine the impact on the Group's risk-reward profile.

GROUP CHIEF EXECUTIVE AND GROUP EXCO

The Group chief executive and Group Exco are appointed by the board to manage the Group's business within an acceptable risk profile and to achieve sustainable profits. Their main responsibilities include:

- Overseeing all risk processes at executive level;

ABSA

- Ensuring that risk is taken into account in long-term plans and investments; and
- Regularly reporting on risk to the board.

ENTERPRISE-WIDE RISK MANAGEMENT DIVISION

The Enterprise-wide Risk Management division has an independent function in the Group and monitors the consistency, adequacy and effectiveness of the ERM processes on a Group basis by participating in, co-ordinating and monitoring the total risk process. It reports to management, executive management, the Group Audit and Compliance Committee and the Group Risk Committee.

- Risk Management – this department performs the following monitoring and management activities: determining the differences between actual and allocated risk capital; calculating the risk-adjusted return on capital; compiling a risk-return profile per risk type and per entity; and devising risk reducing/increasing strategies.

risk is inherent because of

- Defining the total risk capital for the Group over a specified time frame;
- Monitoring that all risks are managed within acceptable qualitative and quantitative risk profiles;
- Satisfying themselves that appropriate internal controls are in place by developing and providing a strong control environment;
- Satisfying themselves that enterprise-wide risk management policies are approved and in place from a Group and divisional/subsidiary perspective;
- Satisfying themselves of the adequacy, accuracy and effectiveness of information and reporting systems pertaining to risk management and control;

The division consists of:

- Development – tasked with the development and refinement of quantitative risk techniques.
- Compliance – monitor the level of the Group's compliance with laws, regulations and supervisory requirements and ensure that these are effectively managed and that an acceptable compliance risk profile is achieved.
- Internal Audit – audit the adequacy and effectiveness of the control measures as applied by management. This provides a basis for formulating an opinion on the acceptability of the control environment.
- Forensic and Investigations – responsible for the investigation of losses affecting the Group as a result of illegal or criminal conduct or activities.

ABSA

the presence of uncertainty

DEFINITION OF RISK

Risk is inherent in our business because of the presence of uncertainty. It is measured as the variation from the expected or potential outcome of a given situation. Currently, all risks in the Group are classified into the following major categories: credit risk, market risk, business risk, underwriting risk and operational risk.

Enterprise-wide Risk Measurement

Absa applies an earnings-at-risk (EaR) approach to measuring and controlling quantifiable risks across risk types and business units enterprise-wide. EaR is defined as the amount of potential underachievement of earnings targets at a 99% confidence level over a 12-month horizon.

The graphs to the left and below report the marginal contributions of risk types and business units to the diversified Group pre-tax EaR for the 2001 financial year. Operations risk as reported here represents the residual part of total earnings risk that cannot be attributed to market, credit or insurance underwriting risk factors. It currently constitutes only a portion of operational risk as described elsewhere, and is presently measured top-down, based on operations-related earnings volatility arising in the normal course of business.

EaR measures also provide input into setting the risk premium components of business units' hurdle rates. These hurdle rates, which are a function of business units' own risks as well as Group-wide risk diversification, are used in measuring the economic value added contributions of business units.


RISK TYPE CONTRIBUTION
MARKET RISK
CREDIT RISK
OPERATIONS RISK
UNDERWRITING RISK


BUSINESS UNIT CONTRIBUTION
RETAIL
CORPORATE
ABSA FINANCIAL SERVICES
OTHER
BANKFIN

Absa applies an earnings-at-risk (EaR) approach to measuring and controlling quantifiable risks across risk types and business units enterprise-wide

ABSA

Credit risk

Credit risk can be defined as the risk that counterparties will fail to honour their financial obligations to the Group. Counterparties include governments, banks, non-bank financial institutions, corporations and individuals.

Credit risk arises in many of Absa's business activities through lending and trading transactions. These include loans, conditional contracts to lend money in future under specific terms (commitments), settlement receivables and unconditional contracts to support clients' obligations to third parties (derivatives, guarantees and standby letters of credit).

MANAGEMENT OF CREDIT RISK

Absa actively manages its credit risk at the individual transaction, counterparty and other portfolio levels using a variety of qualitative and quantitative measures.

Customers' creditworthiness is thoroughly assessed before credit is extended and exposure to customers is limited to acceptable levels of default risk and debt recovery potential. Concentration limits to borrower groups are set and overall, Absa aims to achieve a well-diversified credit portfolio across its target market segments.

The accompanying graph depicts the sector credit exposure profile of Absa Bank Limited as at 31 March 2001. Note that the reported profile relates to Absa Bank Limited only and excludes the credit exposures of non-wholly owned subsidiaries and associated companies.


SECTOR CREDIT
EXPOSURE PROFILE
Middle market: 37,7%
Affluent market: 14,3%
Other: 0,6%
Finance and insurance: 12,5%
Community, social and personal services: 10,4%
Real estate and business services: 6,3%
Trade and accommodation: 4,8%
Manufacturing: 4,6%
Agriculture, forestry and fishing: 3,9%
Other: 1,6%
Construction: 1,4%
Mining: 0,9%
Transport and communication: 0,8%
Electricity, gas and water: 0,2%
Consumer:
Wholesale:
47%
0
20
40
60
80
100

MEASUREMENT OF CREDIT RISK

Credit risk is measured in terms of exposure, expected loss (EL) and unexpected loss (UL).

EL provides a forward-looking measure and is a function of the probability of default and recovery in the case of default. EL is measured over a 12-month horizon and represents the expected amount of credit losses, based on historical default behaviour and debt recovery experience. UL, also a 12-month forward-looking measure, provides a 99% confidence level estimate of the potential worst-case losses over and above expected credit losses. Diversified UL estimates capture more than this. They measure risk offsetting related to the degree of diversification in the credit portfolio. The accompanying graph depicts EL per unit of exposure for Absa's



EXPECTED LOSS PER UNIT OF EXPOSURE
(%)
1,8
1,5
1,2
0,9
0,6
0,3
0
Credit card clients
Bankfin clients
Retail banking clients
Corporate clients
Business clients
Other
Group

major customer and business segments as at 31 March 2001.

In addition to satisfying regulatory requirements, total balance sheet provisions for credit losses in the Group are maintained to cover at least EL and diversified UL levels.

NEW INITIATIVES IN CREDIT RISK MANAGEMENT

Absa strives to achieve world-class credit risk management practices and continuously improves its credit risk management processes. The development of comprehensive credit risk rating systems that will enable proactive management of credit portfolio quality across all borrower type risk grades is well advanced.

MARKET RISK MANAGEMENT

Market risk is the risk that changes in financial market prices and interest and exchange rates will adversely impact the financial condition of a bank. Market risk consists of the following categories:

- Interest rate risk;
- Liquidity risk; and
- Trading and investment risk.

Interest rate risk management

Interest rate risk is the exposure of a bank's financial condition to adverse movements in interest rates. It results from differences in the repricing/maturity of bank assets, liabilities and off-balance-sheet instruments (repricing or maturity mismatch risk); from changes in the slope of the yield curve (yield curve risk); from imperfect correlations between the rates earned and paid on different instruments with otherwise similar repricing characteristics (basis risk); and from interest-rate-related options embedded in the bank products (option risk).

Interest rate risk is measured by means of the more traditional techniques (gap and sensitivity analyses, with a restricted set of assumptions, a unique balance sheet structure and a limited set of interest rate scenarios) as well as advanced simulation techniques.

Gap analysis refers to an analysis of the mismatch that results from timing differences in the repricing of assets, liabilities and off-balance-sheet instruments. The exposure is measured by both static and dynamic gap analyses, measuring current and future exposures. A major drawback of gap analysis is that it does not capture basis risk, yield curve risk or option risk. (The graph below depicts the monthly three-month cumulative repricing gap of Absa Group Limited excluding NBC and UniFer.)


THREE-MONTH CUMULATIVE REPRICING GAP
(Rm)
(%)
GAP BEFORE HEDGING (R MILLIONS)
HEDGING (R MILLIONS)
GAP AFTER HEDGING (R MILLIONS)
GAP AFTER HEDGING (% OF TOTAL ASSETS)
AVERAGE PRIME (%)

The table below depicts the three month cumulative gap of Absa Group Limited excluding NBC and UniFer. The three month cumulative gap inclusive of NBC and UniFer is also indicatd as at 31 March 2001.

Repricing analysis

Repricing maturity period	Call – 3 months	4 – 6 months	7 – 12 months	Over 12 months	Not rate sensitive
(Rm)					
as at 31 March 2001					
Interest rate sensitivity gap	**15 522**	**(8 642)**	**(98)**	**5 236**	**(12 018)**
Off-balance-sheet items*	**(8 055)**	**—**	**300**	**7 755**	
Cumulative interest rate gap	**7 467**	**(1 175)**	**(973)**	**12 018**	
Cumulative interest rate gap including NBC and UniFer	**6 447**	**(2 180)**	**(1 709)**	**12 532**	
as at 31 March 2000					
Interest rate sensitivity gap	10 782	(4 778)	(5 410)	(8 665)	9 249
Off-balance-sheet items*	(6 500)	1 650	4 850	—	
Cumulative interest rate gap	4 282	1 154	594	9 249	

**Off-balance-sheet items for interest rate risk management purposes*

Sensitivity as a percentage of net interest income

	2001	2000
As at 31 March	2,44%	1,75%
Average annual	2,11%	1,32%

As part of the total profitability measurement of all business activities in Absa, the matched funds transfer pricing (MFTP) methodology has been adopted

mismatch centrally managed

In addition to gap analysis, single-scenario analyses are used to transform gap exposures to interest rate sensitivity determination, with net interest income (NII) as the target variable. The sensitivity of NII is evaluated for one-off movements in interest rates as well as for specific interest rate scenarios, capturing likely and extreme economic developments with fundamental trends in interest rates. Absa's sensitivity to a one-off 100 basis point parallel shock over a 12-month period is indicated above.

As part of the total profitability measurement of all business activities in Absa, the matched funds transfer pricing (MFTP) methodology has been adopted. In terms of the MFTP philosophy, the contribution arising from any interest rate mismatch implicit in the lending and funding activities is to be allocated to a central division (ERM) that is responsible for the management of such interest rate mismatch, so that the profitability of other divisions (business activities) is not impacted by factors beyond their control. MFTP assigns the bank's net interest income to the following three sources:

- Asset margin: part of the total profitability measurement of the lending activities, measuring the isolated impact of changes in pricing of advances, different asset growth scenarios and composition (product type and client segment) on NII;

ABSA

- Liability margin: part of the total profitability measurement of the funding activities, measuring the isolated impact of changes in pricing of deposits and composition (product type – wholesale versus retail) on NII; and
- Mismatch margin: part of the total profitability measurement of ERM, responsible for the interest rate risk management, measuring the isolated impact of changes in interest rates on NII resulting from the repricing structuring of the balance sheet.

To complement the simplistic gap and single-scenario sensitivity analyses and to facilitate the dynamic management of interest rate risk, complete 12-month interest rate risk-reward profiles for both NII and the mismatch (mismatch margin – based on the MFTP methodology), are calculated and evaluated. A multiple interest rate simulation approach is followed to model the behaviour of these target variables (NII and mismatch margin) relative to benchmark or desired values, for example, the budget NII and budget mismatch margin. Risk and reward are measured over a comprehensive range of interest rate scenarios, including meaningful extreme scenarios. In developing appropriate interest rate scenarios, a variety of factors such as the shape and the level of the current term structure of interest rates and historical rate movements are considered.

The approach adopted for the management of interest rate risk is one of active risk-reward management based on sound portfolio management principles. The approach focuses on risk-reward optimisation of:

- on-balance-sheet portfolios: The optimal structuring of the wholesale and retail funding portfolios, with due cognisance of the repricing structure of loans and advances, as well as the statutory investment portfolio according to market, business and liquidity constraints.
- off-balance-sheet portfolio: Interest rate risk as an aggregate across Absa is managed by optimising the mismatch margin according to strategic targets within the approved mismatch-at-risk level (risk tolerance) as well as according to the required risk-reward ratio. This is achieved by entering into hedging transactions using interest rate derivative instruments.

LIQUIDITY RISK MANAGEMENT

Liquidity risk is the risk that operations cannot be funded and financial commitments cannot be met timeously and cost-effectively. Liquidity risk management is largely inseparable from core business activities and various bordering fields, like interest rate risk management, advances growth and profitability management.

Liquidity risk management forms an integral part of proactive balance sheet management. Liquidity is managed via a cash flow approach. Sufficient monthly liquidity (avoiding undue concentration of funding requirements at any point in time) is ensured through optimal funding strategies taking into account various interest rate views and the current and projected balance sheet structures. Interest rate risk is therefore considered together with liquidity risk factors in deriving the optimal funding strategy, with the minimisation of interest expense as interest rate risk consideration and market and business liquidity constraints as liquidity risk considerations. For regulatory purposes, an appropriate level of liquid assets, as well as an appropriate level of collateral to facilitate SARB accommodation is managed optimally.

Liquidity risk management is furthermore aimed at ensuring the stability of the deposit base by:

- core deposit protection: Ensuring that client service and product development is focused on the retention of the existing client base;
- the diversification of funding: Undue concentrations in funding sources increase liquidity risk. To ensure the adequate diversification of deposits, the level of reliance on particular funding sources is managed, both at a depositor level and by instrument type.

TRADING AND INVESTMENT RISK

Market risk in the trading area refers to the change or potential change in the value of a financial instrument or portfolio of instruments as a result of changes in interest rates, foreign exchange rates, equity and commodity prices. Management of trading and investment risk in Absa is conducted on a daily basis, based on Value-at-Risk (VaR) and stress-VaR relative to board-approved VaR limits and on the monitoring of net open positions and other parameters relative to management approved limits.

VaR is a statistical measure estimating the potential losses that could occur because of movements in market rates and prices over a specified time horizon within a given confidence level. VaR is measured using a 99% level of confidence, assuming a holding period of ten trading days. VaR is reported per trading portfolio and for the bank as a whole – daily to the responsible members of management and monthly to the Group Alco.

The risk models are constantly refined to ensure that risk calculations are reliable, especially during periods of volatility, turbulence, market illiquidity and breakdown in historic correlations. The reliability of VaR is assessed by backtesting, the results of which are reported to the Bank Supervision Department of the SARB monthly.

VaR provides a good estimate of the trading and investment risk under normal market conditions, but fails to capture extreme events. The VaR measure is supplemented by stress testing, which provides insight into the behaviour of a portfolio under extreme market events. The stress-VaR is calculated based on data obtained from the five most extreme market shifts over a historic period of at least 500 trading days.

Internal market risk models meet regulatory requirements and have been approved by the Registrar of Banks for the calculation of VaR for the trading portfolios. Besides quantitative measures, the judgement and experience of management and the trading staff are key elements in assessing and determining the acceptable level of trading and investment risk. A diverse skills base including quantitative analytic skills,

Underwriting risk

Underwriting risk refers to unexpected losses caused by events that result in exceeding predetermined exposures or forecasts.

Underwriting risk consists of the following elements:

- Short-term insurance risk is the risk associated with the short-term underwriting of fixed and/or moveable assets, accidents, guarantees and liabilities; and
- Life assurance risk is the risk associated with insuring the life and/or health of an individual or groups of individuals.

Underwriting risk can be seen as the risk that the actual results of an insurer differ from expected results relating to assumptions with respect to:

- mortality and morbidity; and
- the frequency and severity of claims.

Investment income, administrative expenditure, sales and lapses may influence the profits of the insurer but are not regarded as insurance risks per se.

line management and their

product knowledge, practical knowledge of the trading and valuation processes, and expertise in multiple-technology environments is essential.

Trading book value at risk (Rm)

	Minimum	Maximum	Average	Year-end	Previous year
Interest rate products	5,15	40,98	17,24	11,46	5,89
Foreign exchange	0,07	12,21	1,78	1,44	0,80
Commodities and equities	0,51	11,94	3,99	1,70	3,11
Money market	0,66	7,25	3,11	6,33	7,64
Non-linear derivatives	0,76	22,08	4,37	22,40	—
Total after diversification	6,14	46,91	19,33	29,37	9,75

An actuary appointed by the board of Absa Life and approved by the Financial Services Board performs an evaluation of the financial soundness of the life assurance company in the Absa Group at least once a year.

Underwriting risk in a life assurance company is measured at the following levels:

- The maximum exposure on a single life; and
- The maximum exposure on a single event.

Underwriting risk in a short-term insurance company is evaluated as follows:

- Estimated maximum loss and maximum probable loss (should be calculated per policy);
- Geographical and other concentrations of risk; and
- Individual risks.

staff are primary monitors of risk

Operational risk

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Operational Risk department's objective is to establish a dynamic approach, based on international norms and best practice, which integrates all operational risk activities in the Group and will result in the compilation of a reliable operational risk profile.

The operational risk profile is a deliverable resulting from the risk identification and measurement processes of core management activities. It indicates the level of risk in the Group or business unit.

The methodologies used to identify and classify operational risk are the Group operational risk profiling protocol (GORPP) and control self-assessment (CSA).

The GORPP structures the process to be followed during the operational risk management activities, which will result in more acceptable and reliable deliverables. The profile identifies critical management activities and the potential impact of certain events in terms of their seriousness.

CSA is used to evaluate the core management activities in terms of the effectiveness of the critical control requirements (probability) as well as the monetary and reputational impact (seriousness). It also provides a basis for the planning of Internal Audit's work.

The impact of each operational risk is measured using a process consisting of two evaluation techniques.

The level of effectiveness of critical control measures is evaluated relative to core management activities. The level of effectiveness is benchmarked against international standards and can be an indication of the likelihood or probability of a risk materialising.

The monetary and reputational impact of core management activities on the business objective is also evaluated. This should give an indication of the possible impact on the Group's financial position. Its deliverables are a managed profile and a validated profile.

Line management and their designated staff members are the primary monitors of risk in the Group. In addition, the Compliance, Internal Audit and Forensic Investigations departments do validations in terms of:

- control adequacy
- control effectiveness

The new Basel Accord has identified various approaches to the quantification as well as the allocation of risk capital to operational risk. The refinement of the operational risk methodology as well as the collation of the loss data will be a priority in addressing operational risk.


ABSA








ABSA



fully committed to the code

Introduction

The Absa Group is fully committed to the principles of openness, integrity and accountability as advocated in the King Committee Report on corporate governance.

Accordingly, the directors endorse and, during the period under review, have applied the Code of Corporate Practices and Conduct as set out in the King Report. In supporting the code, the directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practices.

The Group's corporate governance policies and practices as well as compliance with the code have been reviewed by the Absa board.

The directors recognise that, in the light of international and South African developments and experience, the application of the code must be reviewed and updated from time to time. Accordingly, the Group's corporate governance principles and practices have been reviewed, taking best practice and the principles of the Commonwealth Association for Corporate Governance into account. Certain important developments, enhancing Absa's approach to corporate governance and aligning the Group with current as well as emerging corporate governance trends have been finalised.

Application of the code and approach to corporate governance

All entities in the Absa Group are required to adhere to the spirit and principles of the code. In addition, the code is specifically and in all respects adopted in all operating entities of the nature and size identified in the King Report.

The directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practices

ABSA

Whereas the Absa board reviews overall Group compliance with the code, the directors of specific companies in the Group are responsible for ensuring compliance. The Group facilitates a comprehensive process to review compliance with the code by all relevant entities each year. This includes:

- a full and effective review during the year by the Absa board of all aspects relating to on-going corporate governance during the year and the inclusion of statements in this regard in the annual report; and
- a review of current and emerging trends in corporate governance and the Group's systems of governance and their benchmarking against local and international best practice.

A number of board-appointed committees have been established to assist the board in discharging its responsibilities. Details of these committees are set out in the accompanying pages. Specific responsibilities have been delegated to these committees, which operate under written terms of reference confirmed by the board. The minutes of committees represented by non-executive directors as well as minutes of all significant divisional and subsidiary boards are submitted to the Absa board for noting.

The Absa board reserves to itself a range of key decisions to ensure that it retains proper direction and control of the Group. A comprehensive framework, setting out authorities and responsibilities with regard to matters affecting the businesses of the boards and committees in the Group, assists in the control of the decision-making process.

Boards of directors and non-executive directors

Absa has unitary board structures in all South African companies in the Group. The boards meet regularly, retain full and effective control over the companies concerned and monitor executive management. All directors have access to the advice and services of the Group secretary and are entitled to obtain independent professional advice at the Group's expense, should they deem this necessary. The roles of chairpersons and managing directors do not vest in the same persons and the chairpersons are non-executive directors of the entities of which they are chairpersons. The chairman and Group chief executive of Absa respectively provide leadership and guidance to the Absa board, which has a strong contingent of independent non-executive directors. The directors bring a wealth of experience from their own fields of business and ensure that debate on matters of Group strategy, policy, progress and performance is robust, informed and constructive.

Non-executive directors on the Absa board are appointed for specific terms and reappointment is not automatic. The maximum term of office of directors is three years and one-third of the directors retire by rotation annually. If eligible, their names are submitted for re-election at the annual general meeting. Non-executive directors are obliged to retire at the annual general meeting following their 70th birthday. The board as a whole, within its powers, selects and appoints non-executive directors. Their appointment is subject to confirmation by the shareholders at the annual general meeting.

Training and orientation workshops covering topics such as the Group's business, corporate governance, asset and liability management and risk management are provided to both new and existing directors.

In terms of the Group's "closed period" policy, directors, officers, participants in the share incentive scheme and staff who may have access to price sensitive information are precluded from dealing in Absa shares approximately two and a half months prior to release of the Group's interim and final results. Details of directors' dealings in Absa shares are disclosed to the board and the JSE Securities Exchange South Africa through SENS.

Executive directors and the Group Executive Committee

There are a number of executive directors on the board of Absa and the boards of the Group's main subsidiaries. There are no long-term service contracts relating to the position of any group executive director. There is disclosure in the directors' report and the notes to the Group financial statements of emoluments and any share options granted and implemented in respect of the group executive directors.

The board appoints executive management, taking into account the recommendations of the Group chief executive and the Group Remuneration Committee. The remuneration and benefits of executive directors are determined by the Group Remuneration Committee, which consists mainly of non-executive directors. The Group Executive Committee established by the board is chaired by the Group chief executive and comprises the executive directors of Absa and of the Group's major subsidiary, Absa Bank Limited. It meets twice a week and deals with all material matters relating to the strategic management and development of the Group.

Group Remuneration Committee

The Group Remuneration Committee is chaired by a non-executive director of Absa and comprises the Group chief executive and five non-executive directors of Absa. Its specific terms of

ABSA

reference include direct authority for, or consideration and recommendation to, the boards on matters such as general staff policy, remuneration and benefits, profit bonuses, executive remuneration, directors' remuneration and fees, service contracts, the share purchase and option schemes, Group retirement funds, succession planning and potential board appointees.

Executive directors' emoluments, share and option allocations and other benefits are considered by the committee taking account of responsibility, individual performance and retention. To this end, the committee relies on external market surveys and industry reward levels as benchmarks. Remuneration packages are structured in such a way that short and long-term incentives depend on the achievement of business objectives and the delivery of shareholder value. The executive directors, including the Group chief executive, do not participate in discussions and decisions regarding their own remuneration and benefits.

Non-executive directors receive fees for their contribution to the boards and the committees on which they serve. The Group chairman recommends proposed fees for consideration by the committee and approval by the Absa board, after considering comparable fee structures and market practices.

A performance assessment of the Group chairman, the Group chief executive and the Absa board is undertaken by the committee annually.

Group Audit and Compliance Committee

The chairman and members of the Group Audit and Compliance Committee are non-executive directors on the board of Absa. One third of the members of the Group Audit and Compliance Committee retire annually by rotation and are considered for re-election by the Absa board. The internal and external auditors as well as the compliance officer have unrestricted access to the Group Audit and Compliance Committee, which ensures that their independence is in no way impaired. Meetings are held at least five times a year and are attended by the external and internal auditors and the compliance officer as well as appropriate members of executive management, including those involved in risk management and control and finance. The committee provides assistance to the board with regard to:

- ensuring compliance with the applicable legislation and the requirements of regulatory authorities;

Absa is committed to full

and is responsible for monitoring compliance risk processes on a Group basis. The compliance officer has unrestricted access to the Group Audit and Compliance Committee, the Group chief executive, the Group chairman and the chairman of the Group Audit and Compliance Committee. The committee's terms of reference includes various compliance aspects pursuant to the compliance function. The board, through a comprehensive evaluation (based on the recommendations of the King Report, the Banks Act, Group Audit Policy and generally accepted accounting and auditing practices), annually reviews the performance of the Group Audit and Compliance Committee to evaluate how effectively it has discharged its terms of reference.

Internal control

The directors are responsible for ensuring that the Group maintains adequate records which disclose, with

- matters relating to financial and internal control, accounting policies, reporting and disclosure;

and equal disclosure

- the internal and external audit, compliance and forensic and investigations policies;
- the activities, scope, adequacy and effectiveness of the internal audit, compliance and forensic and investigations functions and their coverage plans; this evaluation is assisted by quality assurance reviews of these functions against best practices, which are conducted by the external auditors; and
- reviewing/approving external audit plans, findings, reports and fees.

The compliance function is an independent function within the Group

The board annually reviews the performance of the Group Audit and Compliance Committee

ABSA

reasonable accuracy, the financial performance and position of the Group. In the case of a banking group in particular, great reliance is placed on information contained in its financial statements, not least by the investing community, depositors, other banks and the regulatory authorities.

To enable the directors to meet these responsibilities, the board sets standards and management implements systems of internal control, comprising policies, standards, procedures, systems and information to assist in:

- safeguarding assets and reducing the risk of loss, error, fraud and other irregularities;
- ensuring the accuracy and completeness of accounting records; and
- the timely preparation of reliable financial statements and information in compliance with relevant legislation and generally accepted accounting policies and practices.

The Group's internal audit function and the external auditors independently appraise the adequacy and effectiveness of the internal controls. The Group Audit and Compliance Committee, with extensive input by the internal and external auditors, plays a major role in assisting the directors in satisfying themselves regarding the adequacy and effectiveness of the accounting systems, records and internal controls. The directors' report on this aspect is contained in the statement on the responsibility of directors for annual financial statements.

The board of directors reports annually on the Group's controls in terms of Regulation 39(4) of the Banks Act. The view of the directors in this regard is in the statement on the responsibility of directors for the annual financial statements.

Group Risk Committee

The Group Risk Committee is chaired by a non-executive director and consists of four non-executive directors and the Group chief executive. The committee is responsible for developing and maintaining enterprise-wide risk management policies, reviewing and approving risk management plans, reviewing the Group's various risk profiles and evaluating risks in matters such as strategic plans, major projects, new ventures and acquisitions.

The committee, which meets four times a year, reviews issues for consideration as identified by the Group Audit and Compliance Committee with specific reference to the risk implications of issues such as major controls and weaknesses and losses affecting the Group resulting from illegal or criminal conduct or activities.

Details on the Group's approach to risk management in general are set out on pages 65 to 77 of the annual report.

ABSA

Going concern

The directors are of the opinion that the business will be a going concern in the year ahead and their statement in this regard is also contained in the statement on the responsibility of directors for annual financial statements.

Stakeholder communication and relationships

The Group has various policies governing communication, relationships and conduct with stakeholders. Absa's stakeholders include shareholders, employees, customers, the community and various resource providers (e.g. suppliers). The board recognises the importance of ensuring an appropriate balance in meeting the diverse needs and expectations of the Group's stakeholders and building lasting relationships with them.

Absa has an investor relations department responsible for ensuring appropriate communication with shareholders and the investment community. Regular contact is maintained with domestic and international institutional shareholders, fund and asset managers and analysts by means of a comprehensive investor relations programme. This includes meetings with executive management, investor road-shows, presentations to the investment community as well as liaison with private shareholders. In regard to the above, the Group also recognises the need for full, equal and timeous disclosure to all shareholders, as prescribed by the Listings Requirements and guidelines of the JSE Securities Exchange South Africa. The Group recognises the importance of its shareholders' attendance at its annual general meetings, which is an opportunity for shareholders to raise issues and participate in discussion relating to items included in the notice of meeting.

The Group's approach to communication, relationships and conduct with employees, customers and resource providers is expanded upon in the accompanying pages.

An employee report appears on pages 55 to 57 of the annual report. A social report, detailing Absa's role in the community, can be found on pages 59 to 63 of the annual report.

Employee participation

Employee participation is enhanced by a network of communication champions nominated by their colleagues to act as communication facilitators between management and staff.

Provincial committees have been established to provide a platform for employees and their recognised trade union representatives to consult

Absa values the existence of

meaningfully on issues that affect them. These forums are augmented by a national negotiation and consultation forum consisting of representatives of the provincial committees and management. The parties are committed to good faith bargaining based on the full disclosure of information, detailed motivation of proposals and the generation of alternative options, with the objective of reaching consensus.

Employment Equity

The following principles underlie Absa's employment equity policy:

- all employees have the need and potential to grow and to influence their own destinies, and should be given the opportunities and exposure to do so;
- all employees are treated as individuals regardless of race, sex and creed;
- all employees are capable of making their own decisions regarding aspects that influence their lives and development and are encouraged to do so; and
- it is recognised that special efforts are required to assist in the development of employees who, through lack of past opportunity, do not possess the necessary skills.

These objectives are in line with the requirements of the Employment Equity Act. Various strategies and programmes have been successfully implemented to ensure that these objectives are attained.

With regard to employment equity, the Group undertakes to employ, empower and develop competent people in order to utilise their potential, expand their careers and to assist them in becoming valuable contributors to a sustained competitive advantage. This includes a constructive employment process which is regarded as an extraordinary measure and temporary intervention to address a lack of past opportunities.

Absa values the existence of diversity in the organisation and seeks to manage this diversity through a strong focus on behavioural systems, policies and management practices entailing a number of organisational changes to enable all employees to perform to their maximum potential.

Code of Banking Practice

Absa's banking subsidiaries and banking divisions subscribe to the Code of Banking Practice endorsed by member banks of the Banking Council, South Africa.

In order to comply with the principles of the code, Absa has initiated an intensive multidisciplinary programme to address its core components. Various procedural changes to operations have been made and a compliance manual and policy have been implemented to ensure that effective control measures are in place. In addition, an employee training and development programme is in operation. The requirements of the code have been extensively communicated throughout the Group and a compliance procedure and Actionline service was successfully launched in 2000. The Group's legal documentation has been reviewed to ensure that plain language is used and a system to obtain customer consent to the marketing of services was also introduced.

Code of ethics

Absa's code of ethics, which has been endorsed by the recognised trade union, commits the Group to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders. An ethical decision-making model has been included, which facilitates sound business decisions by encouraging staff members to take all relevant aspects into consideration.

diversity in the organisation

In terms of this code, Absa conducts its business with uncompromising integrity and fairness so as to promote complete trust and confidence in the banking industry. In meeting this fundamental objective, Absa conducts its relationships with its customers in the manner described in this code.

Absa has internal procedures for handling customer complaints. Customers who remain dissatisfied after exhausting these complaint procedures may approach the office of the Banking Adjudicator. This office operates independently of the Banking Council.

Absa's code of ethics commits the Group to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders

ABSA


new
balance








ABSA
ABSA


ABSA

Responsibility for annual financial statements

The directors are responsible for the preparation, integrity and objectivity of financial statements that fairly present the state of the affairs of the Company and of the Group at the end of the financial year and the net income and cash flow for the year, and other information contained in this annual report.

To enable the directors to meet these responsibilities:

- the board and management set standards and management implements systems of internal control and accounting and information systems aimed at providing reasonable assurance that assets are safeguarded and the risk of error, fraud or loss is reduced in a cost effective manner – these controls, contained in established policies and procedures, include the proper delegation of responsibilities and authorities within a clearly defined framework, effective accounting procedures and adequate segregation of duties.
- the Group's internal audit function, which operates independently and unimpeded, and has unrestricted access to the Group Audit and Compliance Committee, appraises, evaluates and, when necessary, recommends improvements in the systems of internal control and accounting practices, based on audit plans that take cognisance of the relative degrees of risk of each function or aspect of the business; and
- the Group Audit and Compliance Committee, together with the external and internal auditors, plays an integral role in matters relating to financial and internal control, accounting policies, reporting and disclosure.

To the best of their knowledge and belief, based on the above, the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review. The auditors concur with this statement.

The Group consistently adopts appropriate and recognised accounting policies and these are supported by reasonable and prudent judgements and estimates on a consistent basis.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act and the Banks Act and comply with Statements of South African Generally Accepted Accounting Practice relating to companies and banks.

The directors have no reason to believe that the Group or any company within the Group will not be going concerns in the year that lies ahead, based on forecasts and available cash resources. These financial statements have accordingly been prepared on that basis.

It is the responsibility of the independent auditors to report on the financial statements. Their report to the members of the Company is set out on page 91 of this annual report.

Approval of annual financial statements

The directors' report and the annual financial statements, which appear on pages 92 to 136, were approved by the board of directors on 28 May 2001 and are signed by:

D C Cronjé
Chairman

E R Bosman
Group chief executive

Report of the Independent Auditors

To the members of Absa Group Limited

We have audited the annual financial statements and Group annual financial statements of Absa Group Limited set out on pages 92 to 136 for the year ended 31 March 2001. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards issued by the South African Institute of Chartered Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. Our audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 March 2001, and the results of their operations and cash flow information for the year then ended, in accordance with the statements of South African Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act.

KPMG Inc.
Chartered Accountants (SA)

Ernst & Young
Chartered Accountants (SA)

Johannesburg
28 May 2001

Group Secretary's Certificate

To the members of Absa Group Limited

In accordance with the provisions of the Companies Act, 1973 ("the Act"), I certify that, in respect of the year ended 31 March 2001, the Company has lodged with the Registrar of Companies all returns prescribed by the Act and that all such returns are true, correct and up to date.

W R Somerville
Group secretary

Johannesburg
28 May 2001

ABSA

NATURE OF ACTIVITIES

Absa Group Limited is the registered controlling company of a number of banks and insurance companies and an investment holding company. The Company directs the planning, control and co-ordination of the activities of the Group, which provides an extensive range of banking and financial services.

GROUP RESULTS

Headline earnings amounted to R2 456 million (2000: R1 988 million) and headline earnings per share increased by 22,1% to 378,7 cents (2000: 310,3 cents). Group net income attributable to ordinary shareholders amounted to R2 452 million (2000: R1 593 million after charging general provisions of R564 million, R395 million after tax). Headline earnings were derived from the following activities:

	2001		2000	
	Rm	**%**	Rm	%
Retail banking	**1 362**	**55,5**	947	47,7
Wholesale domestic banking	**482**	**19,6**	438	22,0
Wholesale international banking	**122**	**5,0**	100	5,0
Total banking	**1 966**	**80,1**	1 485	74,7
Insurance and financial services	**445**	**18,1**	515	25,9
Other	**45**	**1,8**	(12)	(0,6)
	2 456	**100,0**	1 988	100,0

A general review of the business and operations of major subsidiaries is given in the Group chief executive's review on pages 22 to 29 of this annual report.

SUBSIDIARY AND ASSOCIATED COMPANIES

The interests in subsidiary and associated companies, where considered material in the light of the Group's financial position and results are set out in Annexure A on page 133 of this annual report.

DIRECTORS' INTERESTS

As at 31 March, the directors' interests in the issued shares of the company were as follows:

	Direct			
	Beneficial		Non-beneficial	
	2001	2000	**2001**	2000
E R Bosman*	**72 573**	72 573	**–**	–
A A Noëth*	**2 772**	9 380	**–**	–
D C Cronjé	**–**	–	**–**	–
D C Brink	**–**	–	**–**	–
L Boyd	**8 062**	8 062	**–**	–
A S du Plessis	**–**	–	**–**	–
L N Jonker	**–**	–	**–**	–
H L Shill	**–**	1 220	**–**	–
P E I Swartz	**2 049**	2 049	**–**	–
Total	**85 456**	93 284	**–**	–

	Indirect			
	Beneficial		Non-beneficial	
	2001	2000	**2001**	2000
E R Bosman*	**484 483**(1)	444 483(1)	**–**	–
A A Noëth*	**328 193**(1)	342 193(1)	**–**	–
D C Cronjé	**483 942**(1)	733 942(1)	**–**	–
D C Brink	**30 900**	57 879	**–**	–
L Boyd	**–**	–	**–**	–
A S du Plessis	**–**	–	**4 000**	6 402
L N Jonker	**–**	–	**3 051**	3 051
H L Shill	**594 487**	842 710	**2 966 231**	3 038 825
P E I Swartz	**–**	–	**–**	–
Total	**1 922 005**	2 421 207	**2 973 282**	3 048 278

*Executive director

(1) Includes vested and non-vested options held in terms of the Absa Share Incentive Trust

The other directors of the Group have no shareholding in the Company.

ABSA

ACQUISITIONS

The following interests were acquired since the date of the last directors' report:

Absa Group Limited

- 2,6% interest in UniFer Holdings Limited, increasing the Group's interest to 53,6%

Absa Bank Limited

- 17% interest in Nu Payment Solutions (Proprietary) Limited so that 50% is now held by Absa Bank Limited
- restructuring in Ford Credit South Africa (Proprietary) Limited so that 50% is now held by Absa Bank Limited
- 100% interest in T.E. & M.J. (Proprietary) Limited
- 30% interest in AST – Distributed Technology Solutions (Proprietary) Limited
- 100% interest in Marriott Property Fund Nominees (Proprietary) Limited
- 50% interest in Meeg Asset Finance (Proprietary) Limited

DISPOSALS

The following interests were disposed of since the date of the last directors' report:

Absa Group Limited

- 15% interest in the National Bank of Commerce Limited (Tanzania)

Absa Bank Limited

- 66% interest in Oostelike Klerksdorp Beleggings Limited
- 100% interest in Absa Corporate Services (Namibia) (Proprietary) Limited
- 100% interest in Absa Corporate Services (Botswana) (Proprietary) Limited
- 66% interest in Vanwyksfontein Limited

Absa Financial Services Limited

- 31,8% interest in Stonehage Financial Services Holdings Limited (previously Absa Financial Services Holdings (Jersey) Limited), reducing the Group's interest to 50%

SPECIAL RESOLUTIONS

Absa Group Limited

Special resolutions were passed at the annual general meeting of shareholders held on 25 August 2000 in regard to:

- an amendment to the Company's articles of association to add the words "prior written approval of the Registrar of Banks" to Article 18 *bis*;
- a general authority to enable the Company to acquire its own shares; and
- an amendment to the Company's articles of association to provide for prior written approval of the Registrar of Banks before it may make payments to members in accordance with a general authority to purchase its own shares.

In respect of special resolutions passed by subsidiaries to effect name changes, various dormant companies' names were changed to include the word "AllPay" pursuant to an initiative to provide pension payment facilities.

The following other special resolutions were passed by subsidiaries:

Absa Insurance Company Limited

Amendment to the memorandum and articles of association to comply with recently promulgated Short-term Insurance Act conditions.

Absa Life Limited

An amendment to Article 143 of the company's articles of association and an increase in the authorised share capital.

DIRECTORS AND SECRETARY

Details of the directors and secretary of the Company are given on page 20 and that of its principal operating subsidiaries on pages 153 to 155.

Since the date of the last directors' report:

- Messrs J L Pamensky and A A Noëth retired as directors on 25 August 2000 and 31 March 2001 respectively. Messrs M H Daling and J J Brown resigned on 21 November 2000 and 16 January 2001 respectively.
- Messrs F J du Toit, T M G Sexwale and Dr B Bam were appointed as directors on 1 April, 14 May and 21 May 2001 respectively. Confirmation of these appointments will be sought at the forthcoming annual general meeting.

In accordance with the Company's articles of association, Dr D F Mostert, Messrs L N Jonker, F A Sonn and T van Wyk retire by rotation but, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

INTEREST OF DIRECTORS AND OFFICERS

During the financial year no contracts were entered into, in which directors and officers of the Company had an interest and which significantly affected the business of the Group. The directors had no interest in any third party or company responsible for managing any of the business activities of the Group. The emoluments and perquisites of executive directors are determined by the Group Remuneration Committee. No long-term service contracts exist between executive directors and the Company.

DIRECTORS' EMOLUMENTS

Directors' emoluments in respect of the Company's directors are disclosed in note 29.3 to the financial statements.

Further information relating to the determination of directors' emoluments, share and option allocations and related matters is contained in the statement on corporate governance on pages 81 and 82.

The earnings and perquisites of the Group chief executive, executive directors (including the executive directors of Absa Bank Limited) and the non-executive directors were as follows:

	2001		2000	
	Executive directors Rm	**Non-executive directors Rm**	Executive directors Rm	Non-executive directors Rm
Fees	**0,2**	**0,6**	0,1	0,6
Divisional board and committee fees	**—**	**0,8**	—	0,5
Salaries, allowances and contributions to funds	**10,4**	**1,1**	10,1	2,3
Bonuses	**1,9**	**—**	1,9	0,1
Other perquisites	**2,9**	**—**	4,1	—
Total	**15,4**	**2,5**	16,2	3,5

SHARES AND OPTIONS OF DIRECTORS

Details of shares and options of the Chairman, Group chief executive and executive directors (including executive directors of Absa Bank Limited) as at 31 March 2001 were as follows:

	As at 31 March 2000	Number of shares during the year: Granted	Exercised	**As at 31 March 2001**
Share purchase scheme	1 047 000	25 000	(98 000)	**974 000**
Options	1 471 000	154 000	(280 000)	**1 345 000**

ABSA

During the year 280 000 options were implemented (awarded at an average price of 1 054 cents, three or more years ago) at an average market price of 2 986 cents per share. A surplus of R4 842 600 was realised on the implementation of these options.

During the year 98 000 share purchase scheme shares were released (purchased at an average price of 1 403 cents) at an average price of 3 073 cents per share. A gain of R1 470 324 was realised on the released shares.

In terms of the rules of the Absa Group Limited Share Incentive Trust, loans are granted to executive management to purchase shares in Absa Group Limited. These loans are interest bearing at 0,1% per annum. At 31 March 2001, R38,3 million was owing to the share scheme (2000: R47,6 million), in terms of this share purchase scheme.

DIVIDENDS

On 29 May 2000, a dividend of 59,0 cents per share was declared to shareholders registered at the close of business on 15 June 2000.

On 20 November 2000, a dividend of 44,0 cents per share was declared to shareholders registered at the close of business on 8 December 2000.

ALLOTMENTS AND ISSUES OF SHARES

On 7 April 2000 the Company allotted and issued 5 517 894 ordinary shares of 200 cents each to the Absa Group Limited Share Incentive Trust.

POST-BALANCE SHEET EVENTS

There have been no material post balance sheet events.

INSURANCE

The Absa Group is insured against banker's bond, professional indemnity and computer fraud up to R1 billion. An excess of R15 million is payable in respect of each claim.

AT 31 MARCH

COMPANY 2001 Rm	COMPANY 2000 Rm		Note	GROUP 2001 Rm	GROUP 2000 Rm
		ASSETS			
48	104	Cash and short-term assets	1	**6 402**	6 557
		Short-term money market assets	2	**10 462**	4 395
		Liquid assets and other securities	3	**10 642**	11 687
		Advances	4	**156 396**	144 824
30	6	Other assets	7	**4 441**	2 848
138	126	Investments	8	**2 671**	2 835
4 424	5 150	Subsidiary companies	9		
168	148	Associated companies	10	**332**	281
		Property and equipment	11	**2 803**	2 842
		Intangible assets	12	**164**	74
		Deferred taxation	14.1	**198**	—
		Client liabilities under acceptances		**2 244**	1 118
4 808	5 534	**Total assets**		**196 755**	177 461
		LIABILITIES			
		Deposits and current accounts	13	**167 736**	153 541
199	156	Deferred taxation	14.1	**2 007**	1 759
5	7	Taxation	14.4	**451**	122
490	1 380	Provisions for liabilities and charges	15	**6 044**	5 525
		Insurance funds	16	**1 163**	972
		Subordinated debt	17	**2 962**	2 591
		Liabilities to clients under acceptances		**2 244**	1 118
694	1 543	**Total liabilities**		**182 607**	165 628
		SHAREHOLDERS' FUNDS			
1 297	1 286	Share capital	18.1	**1 297**	1 286
1 532	1 532	Share premium	18.2	**1 532**	1 532
1 285	1 173	Reserves	19	**10 829**	9 015
4 114	3 991	**Shareholders' funds**		**13 658**	11 833
		Minority shareholders' interest	20	**490**	—
4 808	5 534	**Total liabilities and shareholders' funds**		**196 755**	177 461
		Contingencies	24	**14 198**	11 471

FOR THE YEAR ENDED 31 MARCH

COMPANY 2001 Rm	COMPANY 2000 Rm		Note	GROUP 2001 Rm	GROUP 2000 Rm
152	131	Interest income	21.2	**22 571**	22 708
(2)	—	Interest expense		**(14 708)**	(15 843)
150	131	**Net interest income**		**7 863**	6 865
		Charge for bad and doubtful advances	5	**(1 643)**	(1 707)
150	131	**Income from lending activities**		**6 220**	5 158
753	655	Non-interest income	21.3	**6 408**	5 317
903	786	**Operating income**		**12 628**	10 475
(9)	(7)	Operating expenditure	21.4	**(8 990)**	(7 739)
894	779	**Net income before exceptional item**		**3 638**	2 736
		Exceptional item:			
		Regulatory increase in general provisions for bad and doubtful advances		**—**	(564)
894	779	**Net income before taxation**		**3 638**	2 172
(49)	(39)	Taxation	14.2	**(1 120)**	(615)
(40)	(32)	Taxation on income		**(817)**	(384)
(9)	(7)	Other taxation		**(303)**	(231)
845	740	**Net income after taxation**		**2 518**	1 557
23	19	Share of associated companies' income	10	**35**	36
		Minority shareholders' interest	20	**(101)**	—
868	759	**Net income attributable to shareholders**		**2 452**	1 593
868	759	**Headline earnings**	22.1	**2 456**	1 988
		Headline earnings per share (cents)	22.2	**378,7**	310,3
		Earnings per share (cents)	22.2	**378,1**	248,6
		Dividends per share (cents)	23	**116,0**	96,5
		Dividend cover (times)		**3,3**	3,2

ABSA

AT 31 MARCH

	Share capital and premium Rm	Translation reserve Rm	Insurance contingency reserve Rm	Unrealised gains/ (losses) on investments Rm	Associated companies' earnings Rm	Distributable reserves Rm	Total Rm
GROUP							
Balance at 31 March 1999	3 476	214	60	91	70	7 534	11 445
Foreign currency translation effects		(2)					(2)
Transfer to insurance contingency reserve			4			(4)	—
Changes in value of investments held by short-term insurance company				86			86
Share of associated companies' retained earnings					43	(36)	7
Attributable income						1 593	1 593
Goodwill on acquisition of subsidiaries	(658)						(658)
Dividends declared						(638)	(638)
Balance at 31 March 2000	**2 818**	**212**	**64**	**177**	**113**	**8 449**	**11 833**
Share capital issued	**11**						**11**
Foreign currency translation effects		**157**				**(20)**	**137**
Transfer to insurance contingency reserve			**9**			**(9)**	**—**
Changes in value of investments held by short-term insurance company				**(18)**			**(18)**
Share of associated companies' retained earnings					**35**	**(35)**	**—**
Attributable income						**2 452**	**2 452**
Dividends declared						**(757)**	**(757)**
Balance at 31 March 2001	**2 829**	**369**	**73**	**159**	**148**	**10 080**	**13 658**
COMPANY							
Balance at 31 March 1999	3 476				31	1 014	4 521
Share of associated companies' retained earnings					26	(19)	7
Attributable income						759	759
Goodwill on acquisition of subsidiaries	(658)						(658)
Dividends declared						(638)	(638)
Balance at 31 March 2000	**2 818**				**57**	**1 116**	**3 991**
Share capital issued	**11**						**11**
Foreign currency translation effects		**1**					**1**
Share of associated companies' retained earnings					**23**	**(23)**	**—**
Attributable income						**868**	**868**
Dividends declared						**(757)**	**(757)**
Balance at 31 March 2001	**2 829**	**1**			**80**	**1 204**	**4 114**

ABSA

1. **PRINCIPAL ACCOUNTING POLICIES**

The annual financial statements are prepared on the historical cost basis, except for investments held by insurance subsidiaries and financial instruments held in the trading portfolio, which are carried at fair value. The annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice.

Except for new accounting policies, including goodwill, intangible assets, related party transactions and provisions which are stated to comply with new statements of Generally Accepted Accounting Practice, the following accounting policies are consistent, in all material respects, with those of the previous year.

2. **BASIS OF CONSOLIDATION**

The consolidated annual financial statements include those of the Company, its subsidiaries and associated companies. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of their acquisition or to the date of their disposal. Companies in which the Group can exercise effective voting control, at either equity or board level, are regarded as subsidiaries.

Entities over which banking subsidiaries have acquired control in the course of lending activities or to protect advances are not consolidated, but are shown as advances.

3. **ASSOCIATED COMPANIES**

Associated companies are those companies which are not subsidiaries and in which the Group holds a long-term investment and exercises a significant influence on the financial and operating policies. The results of associated companies are accounted for according to the equity method, based on their most recent audited financial statements. The Group's interest in the post-acquisition reserves of associated companies is treated as non-distributable in the Group's annual financial statements.

The investment in an associated company is written down when there is considered to be an impairment in value.

4. **GOODWILL**

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of net assets, on the acquisition date, of the entity acquired. Negative goodwill is any excess of the fair value of the Group's share of net assets of the entity acquired, on the acquisition date, over the cost of acquisition.

Goodwill is amortised using the straight-line method over the estimated useful life, not exceeding twenty years. The carrying amount of goodwill is reviewed annually and written down for impairment where it is considered necessary.

Estimated useful life will be determined by the nature of the underlying business acquired.

5. **INVESTMENTS**

Investments in financial instruments are held in investment and trading portfolios.

Financial instruments held in the investment portfolio are stated at cost. Where there is considered to be an impairment in the value of an investment, the investment is written down.

Premiums and discounts arising on purchase are amortised on the yield-to-maturity basis and profits or losses are recognised only on realisation. Where the intention is to hold investments in the investment portfolio to maturity, no provision is made for the shortfall between the market value and the carrying value.

Financial instruments held in the trading portfolio are stated at fair value, and any surplus or deficit arising thereon is included in net income. Fair value in respect of listed investments is the quoted market price and in respect of unlisted investments, the amount that could be realised in an arm's length transaction between willing and knowledgeable parties. Where no active market exists, unlisted investments are valued at directors' valuation.

Financial instruments held for hedging purposes are accounted for on the same basis as the items hedged.

Investments in equities held by the insurance subsidiaries are stated at market value or directors' valuation where not listed. Unrealised gains on investments of the short-term insurance subsidiary, less deferred taxation thereon, are treated as non-distributable. Unrealised gains on investments owned by the life assurance subsidiary remain in the life fund of that company.

Investment properties held by the insurance subsidiaries are stated at market value based on valuations obtained annually from internal valuers.

6. FOREIGN CURRENCIES

All foreign businesses are treated as foreign entities for accounting purposes.

The assets and liabilities of foreign subsidiary companies and independent foreign entities are translated at the middle closing exchange rates ruling at year-end. Gains and losses arising on translation are transferred to non-distributable reserves. Income statement items in respect of foreign entities are translated at the appropriate weighted average exchange rate for the year.

Monetary items denominated in foreign currencies are translated at the middle closing exchange rates ruling at year-end and unrealised differences on translation are recognised in the income statement in the period in which they arise.

7. REPURCHASE AGREEMENTS

Where the Group sells investments from its investment portfolio, agrees to repurchase these at future dates and the risk of ownership remains with the Group, the considerations received are included under deposits and current accounts. The investments are shown on the balance sheet and valued according to the Group's policy regarding that category of investments.

Profits or losses arising from such a sale are amortised over the period of the transaction.

Conversely, where investments are purchased subject to commitments to resell these at future dates and the risk of ownership does not pass to the Group, the considerations paid are included under advances and not under investments.

8. DERIVATIVE INSTRUMENTS

Financial futures contracts, options, forward rate agreements, and interest rate swap agreements are stated at fair value. Gains and losses are included in net income.

When derivative instruments are utilised for hedging purposes, such instruments are accounted for on the same basis as the items hedged. The Group's criteria for recognising a derivative instrument as a hedge are as follows:

- The risk hedged can be clearly identified; and
- The effectiveness of the hedge can be demonstrated at different risk positions.

Unexpired forward exchange contracts are valued at the exchange rates ruling at year-end and the resultant profits and losses are recognised in the income statement.

9. PROPERTY AND EQUIPMENT

Land and buildings are stated at cost and are not depreciated.

Property under construction is stated at cost. Cost includes the cost of the land and construction costs to date.

Equipment is stated at cost and is depreciated on a straight-line basis over their expected useful lives.

The rates used to depreciate assets are as follows:

Furniture	10%
Vehicles	25%
Other equipment	15%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

10. INTANGIBLE ASSETS

10.1 Computer software development costs

Costs associated with developing computer software programs are recognised as an expense as incurred. Costs that are clearly associated with an identifiable and unique product, which will be controlled by the Group and has probable benefit exceeding the cost beyond one year, are recognised as an intangible asset.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives, not exceeding a period of five years.

Costs associated with the maintenance of existing computer software programs and modifications are expensed as incurred.

10.2 Other intangible assets

Expenditure on acquired trademarks and licences is capitalised and amortised using the straight-line method over their useful lives, not exceeding a period of five years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where considered necessary.

Expenditure on the development of the Absa brand is expensed as incurred.

11. INSTALMENT CREDIT AGREEMENTS

Leases, instalment credit and rental agreements are regarded as financing transactions, and rentals and instalments receivable thereunder, less unearned finance charges, are included under advances. Finance charges earned are computed at the effective rates of interest inherent in the contracts and are brought to income in proportion to balances outstanding.

12. DOUBTFUL ADVANCES

Advances are stated net of specific and general provisions. Specific provisions are made against identified doubtful advances based on regular evaluations that take cognisance of, inter alia, past experience, economic climate and the client's overall risk profile. Where applicable, specific provisions are determined by systems based on predetermined criteria.

General provisions are maintained to cover potential losses which, although not specifically identified, may be present in any portfolio of advances.

If the recoverability of interest is considered to be doubtful, it is suspended and excluded from interest income.

The aggregate provisions which are raised during the year, less recoveries of advances previously written off, are charged against net income.

Advances are written off once the probability of recovering any significant amounts becomes remote.

Repossessed assets, including properties in possession, are stated at the lower of cost and net realisable value. Cost comprises the value of the advance and the cost of repossession.

13. PROVISIONS

Provisions are recognised when the Group has a present constructive or legal obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

14. DEFERRED TAXATION

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Under this method, the Group is required to make provision for deferred taxes on the revaluation of certain non-current assets and, in relation to an acquisition, on the difference between the fair values of net assets acquired and their tax base. Provisions for taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

The principal temporary differences arise from depreciation on property and equipment, revaluation of certain non-current assets, provisions for pension and other post-retirement benefits, and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

15. POST-RETIREMENT BENEFITS

The Group makes provision for post-retirement benefits to eligible employees and pensioners, the cost of which is assessed in accordance with actuarial principles and recognised on a systematic basis over employees' remaining years of service.

Contributions to the defined contribution and defined benefit structures of the Absa Group Pension Fund are expensed as incurred.

Only employees who retired prior to 1 April 1996 are eligible for post-retirement medical aid benefits from the Group. Future commitments in this regard have been provided for in the Absa Group Pension Fund.

16. CONTINGENCIES AND COMMITMENTS

Transactions are classified as contingencies where the Group's obligations depend on uncertain future events and principally consist of third party obligations underwritten by banking subsidiaries.

Items are classified as commitments where the Group commits itself to future transactions or if the items will result in the acquisition of assets.

17. MANAGED FUNDS AND TRUST ACTIVITIES

Where Group companies operate unit trusts, hold and invest funds on behalf of clients and act as trustees in any fiduciary capacity, the assets and liabilities representing these activities are not reflected on the balance sheet. Income relating to these activities is recognised in the income statement in the period in which the services are rendered.

18. RELATED PARTY TRANSACTIONS

Absa Group Limited does not have one single controlling shareholder. Information regarding the major shareholders is provided on page 149 of this annual report.

All subsidiaries and associated companies of the Group are related parties. A list of the major subsidiaries and associated companies is included in Annexure A of the annual financial statements. Details of loans to and from subsidiaries and associated companies are also provided in Annexure A.

There were no material contracts with directors or officers other than those disclosed in the directors' report on page 94.

19. SEGMENTAL REPORTING

The Group is structured into the following main operating segments: retail banking, wholesale banking, insurance and financial services and other activities.

Primary segmental reporting is based on the type of business and correlates with the activities of the main operating divisions. Secondary segmental reporting according to geographical segmentation is only meaningful in respect of the wholesale banking segment as it is the only segment that has significant interests outside South Africa.

20. REVENUE RECOGNITION

Interest income is recognised at the effective rates of interest inherent in finance contracts and is brought into income in proportion to the balance outstanding on a time proportional method.

Revenue arising from the provision of services to clients is recognised on an accrual basis.

Dividends are recognised in the period in which the right to receipt is established.

21. OFFSETTING

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		1. CASH AND SHORT-TERM ASSETS		
		Coin and bank notes	**1 024**	1 192
48	104	Money on call	**3 900**	4 151
		Balances with South African Reserve Bank	**1 051**	1 193
		Balances with other central banks	**427**	21
48	104		**6 402**	6 557
		2. SHORT-TERM MONEY MARKET ASSETS		
		Land Bank and treasury bills	**5 536**	2 968
		Other	**4 926**	1 427
			10 462	4 395
		Portfolio analysis		
		Investment portfolio	**8 244**	4 395
		Trading portfolio	**2 218**	—
			10 462	4 395
		3. LIQUID ASSETS AND OTHER SECURITIES		
		Government and government guaranteed	**9 277**	8 613
		Public sector securities	**526**	644
		Corporate and other securities	**839**	2 430
		Book value	**10 642**	11 687
		Market value	**10 658**	11 664
		Maturity analysis		
		Within 1 year	**7 599**	4 871
		From 1 year to 3 years	**807**	1 143
		More than 3 years	**2 236**	5 673
			10 642	11 687
		Portfolio analysis		
		Investment portfolio	**9 528**	9 989
		Trading portfolio	**1 114**	1 698
			10 642	11 687

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		3. LIQUID ASSETS AND OTHER SECURITIES *(continued)*		
		Geographical analysis		
		South Africa	**9 091**	11 327
		Other African countries	**743**	—
		Asia	**724**	246
		Other	**84**	114
			10 642	11 687
		The maturity analysis is based on the remaining period from year-end to contractual maturity.		
		4. ADVANCES		
		Corporate overdrafts	**2 867**	5 240
		Retail overdrafts and credit cards	**17 049**	18 130
		Foreign currency loans	**13 004**	10 889
		Instalment finance	**22 541**	18 960
		Gross advances	**26 493**	22 133
		Unearned finance charges	**(3 952)**	(3 173)
		Loans against pledge of deposit	**5 950**	4 057
		Mortgages	**70 882**	64 947
		Overnight finance	**3 210**	7 170
		Personal loans	**11 418**	7 243
		Project finance	**4 114**	3 771
		Other	**10 035**	8 147
			161 070	148 554
		Provisions for bad and doubtful advances (refer note 5)	**(4 674)**	(3 730)
			156 396	144 824
		Sectoral analysis		
		Agriculture	**5 971**	5 345
		Construction and property	**3 863**	2 101
		Consumer	**87 075**	75 324
		Electricity	**581**	300
		Finance	**21 335**	27 892
		Manufacturing	**12 113**	10 285
		Mining	**2 901**	1 372
		Services	**12 220**	6 474
		Transport	**1 415**	1 540
		Wholesale	**6 810**	6 456
		Other	**6 786**	11 465
			161 070	148 554

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		4. ADVANCES *(continued)*		
		Maturity analysis		
		Within 1 year	**45 322**	48 514
		From 1 year to 5 years	**43 811**	36 154
		More than 5 years	**71 937**	63 886
			161 070	148 554
		Geographical analysis		
		South Africa	**152 717**	143 320
		Europe	**4 429**	3 175
		Asia	**2 019**	1 543
		Other African countries	**1 063**	84
		Americas	**513**	432
		Australia	**329**	—
			161 070	148 554
		The maturity analysis is based on the remaining period from year-end to contractual maturity.		
		5. PROVISIONS FOR BAD AND DOUBTFUL ADVANCES		
		Balance at the beginning of the year	**3 730**	2 908
		Acquisitions	**265**	—
		Specific provisions	**212**	—
		General provisions	**53**	—
		Amounts written off during the year	**(1 075)**	(1 546)
			2 920	1 362
		Provisions raised during the year	**1 754**	1 804
		Regulatory increase in general provisions	**—**	564
		Balance at the end of the year	**4 674**	3 730
		Comprising		
		Specific provisions	**3 264**	2 450
		General provisions	**1 410**	1 280
			4 674	3 730
		Income statement charge		
		Provisions raised during the year	**1 754**	1 804
		Specific provisions	**1 677**	1 753
		General provisions	**77**	51
		Recoveries of advances previously written off	**(111)**	(97)
		Charge to the income statement	**1 643**	1 707

	GROUP 2001				
	As % of advances	Outstanding balance Rm	Security Rm	Net exposure Rm	Provisions raised Rm
6. NON-PERFORMING ADVANCES					
Overdrafts and credit cards	**8,1**	**1 619**	**598**	**1 021**	**859**
Foreign currency loans	**2,9**	**374**	**83**	**291**	**212**
Instalment finance	**5,5**	**1 232**	**331**	**901**	**880**
Mortgages	**5,0**	**3 522**	**2 685**	**837**	**825**
Other	**1,1**	**387**	**84**	**303**	**488**
	4,4	**7 134**	**3 781**	**3 353**	**3 264**
Sectoral analysis					
Agriculture	**3,5**	**209**	**147**	**62**	**66**
Construction and property	**8,1**	**314**	**129**	**185**	**146**
Consumer	**4,9**	**4 241**	**2 445**	**1 796**	**1 801**
Electricity	**0,5**	**3**	**1**	**2**	**2**
Finance	**2,4**	**510**	**286**	**224**	**203**
Manufacturing	**4,5**	**541**	**244**	**297**	**218**
Mining	**0,2**	**6**	**3**	**3**	**4**
Services	**3,9**	**474**	**244**	**230**	**190**
Transport	**2,3**	**32**	**10**	**22**	**19**
Wholesale	**7,2**	**487**	**245**	**242**	**210**
Other	**4,7**	**317**	**27**	**290**	**405**
	4,4	**7 134**	**3 781**	**3 353**	**3 264**
	GROUP 2000				
Overdrafts and credit cards	6,0	1 406	555	851	736
Foreign currency loans	3,5	380	86	294	271
Instalment finance	4,2	787	321	466	458
Mortgages	6,7	4 333	3 459	874	866
Other	1,0	300	241	59	119
	4,9	7 206	4 662	2 544	2 450
Sectoral analysis					
Agriculture	3,4	182	127	55	56
Construction and property	18,8	396	248	148	149
Consumer	5,4	4 105	3 001	1 104	1 101
Electricity	1,7	5	1	4	3
Finance	2,4	675	416	259	260
Manufacturing	4,2	433	155	278	150
Mining	0,9	12	6	6	6
Services	7,0	456	286	170	177
Transport	2,9	45	16	29	25
Wholesale	9,1	586	329	257	232
Other	2,7	311	77	234	291
	4,9	7 206	4 662	2 544	2 450

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		7. OTHER ASSETS		
30	6	Accounts receivable	**2 509**	1 910
		Trading assets	**1 535**	303
		Properties held for sale	**198**	189
		Accrued interest and dividends	**112**	29
		Taxation	**87**	53
		Shares at cost in subsidiary	**—**	364
30	6		**4 441**	2 848
		8. INVESTMENTS		
		At carrying value		
		Listed		
135	126	Ordinary and preference shares	**2 042**	2 141
3	—	*Unlisted*	**629**	694
3	—	Ordinary and preference shares	**599**	656
		Fixed property investments	**30**	38
138	126	**Total book value**	**2 671**	2 835
		At market value and directors' valuation		
212	401	Market value of listed investments	**2 090**	2 277
3	—	Directors' valuation of unlisted investments	**612**	721
215	401	**Total market value and directors' valuation**	**2 702**	2 998
		Portfolio analysis		
138	126	Investment portfolio	**2 664**	2 803
		Trading portfolio	**7**	32
138	126		**2 671**	2 835

Details regarding investments required in terms of the Companies Act are kept at each company's registered office and this information will be made available to shareholders on written request.

ABSA

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		9. SUBSIDIARY COMPANIES		
4 147	3 865	Shares at cost less amounts written off		
		Indebtedness to the Company		
(94)	907	Loans		
371	378	Dividends		
4 424	5 150			
		10. ASSOCIATED COMPANIES		
88	91	Shares and loans at book value	**184**	168
80	57	Share of post-acquisition reserves	**148**	113
24	19	Share of current year's income	**48**	76
(1)	—	Dividends received	**(13)**	(40)
23	19		**35**	36
—	7	Realisation on disposal of associated company	**—**	7
57	31	Share of reserves at the beginning of the year	**113**	70
168	148	**Carrying value**	**332**	281
30	46	Market value of listed shares	**30**	46
221	192	Directors' valuation of unlisted shares and loans	**390**	290
251	238	**Total market value and directors' valuation**	**420**	336
		11. PROPERTY AND EQUIPMENT		
		Freehold property	**1 053**	1 001
		Computer equipment and systems	**751**	989
		At cost	**2 371**	2 470
		Accumulated depreciation	**(1 620)**	(1 481)
		Furniture, other equipment and vehicles	**999**	852
		At cost	**2 376**	1 844
		Accumulated depreciation	**(1 377)**	(992)
			2 803	2 842

ABSA

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		11. PROPERTY AND EQUIPMENT *(continued)*		
		Movement in property and equipment		
		Freehold property	**1 053**	1 001
		Opening balance	**1 001**	843
		Acquisitions	**54**	—
		Net additions	**(2)**	158
		Computer equipment and systems	**751**	989
		Opening balance	**989**	914
		Acquisitions	**35**	—
		Net additions	**49**	424
		Depreciation	**(322)**	(349)
		Furniture, other equipment and vehicles	**999**	852
		Opening balance	**852**	673
		Acquisitions	**87**	—
		Net additions	**347**	355
		Depreciation	**(287)**	(176)
			2 803	2 842

Freehold property is valued every three years by both external and internal valuers, using the income yield method. The most recent valuation was performed on 31 December 1998 and the current surplus amounts to R144 million.

Details regarding freehold property required in terms of the Companies Act are kept at each company's registered office and this information will be made available to shareholders on written request.

COMPANY			GROUP	
2001	2000		**2001**	2000
Rm	Rm		**Rm**	Rm
		12. INTANGIBLE ASSETS		
		Computer software development costs	**69**	74
		At cost	**654**	600
		Accumulated amortisation	**(585)**	(526)
		Goodwill	**95**	—
		At cost	**112**	—
		Accumulated amortisation	**(17)**	—
			164	74
		Movement in intangible assets		
		Computer software development costs	**69**	74
		Opening balance	**74**	94
		Net additions	**54**	37
		Amortisation charge	**(41)**	(57)
		Impairment charge	**(18)**	—
		Goodwill	**95**	—
		Net additions	**112**	—
		Amortisation charge	**(17)**	—
			164	74
		13. DEPOSITS AND CURRENT ACCOUNTS		
		Deposits from banks	**20 609**	21 345
		Call deposits	**24 733**	30 888
		Current accounts	**26 060**	20 440
		Savings and transmission deposits	**11 126**	10 117
		Negotiable certificates of deposit	**26 217**	20 823
		Fixed and notice deposits	**38 534**	32 645
		Other deposits and accrued interest	**20 457**	17 283
			167 736	153 541
		Maturity analysis		
		On demand	**65 265**	63 949
		Within 1 month	**33 792**	27 498
		From 1 month to 6 months	**46 968**	39 612
		Between 6 months and 1 year	**14 257**	12 325
		More than 1 year	**7 454**	10 157
			167 736	153 541
		Geographical analysis		
		South Africa	**142 840**	138 035
		Europe	**16 579**	10 659
		Asia	**3 325**	1 649
		Other African countries	**3 211**	496
		Americas	**1 781**	2 702
			167 736	153 541

The maturity analysis is based on the remaining period from year-end to contractual maturity.

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		14. TAXATION		
		14.1 Deferred taxation		
		Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate of 30% (2000: 30%).		
		The movement on deferred income tax account is as follows:		
156	124	At beginning of year	**1 759**	1 539
		Deferred tax on net life income	**(60)**	46
		Acquisition of subsidiaries (refer note 33)	**(78)**	—
43	32	Income statement charge	**220**	180
		Tax effect of translations and other differences	**(32)**	(6)
199	156	At end of year	**1 809**	1 759
		Deferred income tax assets and liabilities are offset when the income taxes relate to the same fiscal authority and there is a legal right of offset at settlement. The following amounts are disclosed in the balance sheet:		
		Deferred tax assets	**(198)**	—
199	156	Deferred tax liabilities	**2 007**	1 759
199	156		**1 809**	1 759
		Tax effect of temporary differences between tax and book value for:		
		– accruals and provisions	**2 010**	1 729
		– provision for doubtful advances	**(305)**	(203)
		– property allowances	**254**	212
		– unrealised gains on investments	**—**	21
		– tax losses	**(150)**	—
			1 809	1 759

Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable.

Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested.

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		14. TAXATION *(continued)*		
		14.2 Income statement charge		
40	32	Taxation on income	**817**	384
(3)	—	South African normal – current year	**432**	79
		– prior year	**(43)**	—
43	32	Deferred	**220**	180
		Payments to trusts	**162**	111
		Foreign taxation	**46**	14
9	7	Other taxation	**303**	231
8	7	Secondary tax on companies	**59**	40
		Value-added tax net of input credits	**180**	146
		Regional Services Council levies	**34**	30
1	—	Stamp duty	**30**	15
49	39	**Total taxation**	**1 120**	615
%	%		**%**	%
30	30	**14.3 Rate of taxation**	**30**	30
		The rate of taxation has been reduced as a consequence of		
(23)	(25)	– dividend income	**(2)**	(10)
		– capital gains on disposal of investments	**(1)**	(5)
		– assessed tax losses	**(9)**	—
(3)	—	– other permanent differences	**4**	3
4	5	Effective rate – taxation on income	**22**	18
1	—	Other taxation	**9**	10
5	5	Effective rate – total taxation	**31**	28
Rm	Rm	**14.4 Taxation liability**	**Rm**	Rm
(3)	1	Normal taxation	**397**	84
8	6	Secondary tax on companies	**52**	38
		Other	**2**	—
5	7		**451**	122

14.5 Future tax relief

The Group has estimated tax losses of R668 million (2000: R115 million), of which R500 million (2000: R14 million) has been applied to reduce the deferred tax balances.

14.6 Secondary tax on companies (STC)

The Group has accumulated STC credits of R188 million (2000: R168 million) arising from dividends received and receivable that exceeds dividends paid. The value of these credits amounts to R35 million (2000: R21 million) and will be applied against STC payable on the final dividend.

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		15. PROVISIONS FOR LIABILITIES AND CHARGES		
467	379	Provision for final cash dividend	**467**	379
		Trading liabilities	**1 059**	13
23	1 001	Other creditors	**3 683**	4 660
		Provisions (refer note 15.1)	**835**	473
490	1 380		**6 044**	5 525
		15.1 Provisions		
		Employee related provisions	**400**	292
		Opening balance	**292**	244
		Acquisitions	**6**	—
		Additional provisions	**18**	10
		Charge to income statement	**460**	381
		Utilised during year	**(376)**	(343)
		Audit fees	**14**	10
		Opening balance	**10**	6
		Additional provisions	**2**	—
		Charge to income statement	**28**	18
		Utilised during year	**(26)**	(14)
		Other provisions	**421**	171
		Opening balance	**171**	121
		Acquisitions	**80**	—
		Unused amounts reversed	**(9)**	—
		Charge to income statement	**262**	110
		Utilised during year	**(83)**	(60)
			835	473
		16. INSURANCE FUNDS		
		Life assurance fund (refer note 16.1)	**953**	826
		Short-term insurance fund	**210**	146
			1 163	972
		16.1 Life assurance fund		
		Opening balance	**826**	686
		Unrealised changes in market values of investments	**—**	(23)
		Transfer for the year (refer note 21.3)	**127**	163
		Balance at end of year	**953**	826
		16.2 Embedded value		
		Details of the life assurance fund embedded value and value of new business are provided in Annexure C.		

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		17. SUBORDINATED DEBT		
		The subordinated debt instruments listed below qualify as secondary capital in terms of the Banks Act 1990.		
		17.1 Subordinated convertible loans	**646**	791
		Interest rate / *Conversion date*		
		13,95% effective / 15 September 2003	**220**	290
		12,95% effective / 25 November 2003	**102**	132
		16,60% effective / 20 October 2005	**324**	369
		The above loans are unsecured and are compulsorily convertible by Absa Group Limited into ordinary shares of Absa Bank Limited at the dates set out above.		
		17.2 Unsecured subordinated redeemable debentures		
		Interest rate / *Redemption date* / *Number*	**1 050**	1 050
		15,70% / 20 October 2004 / 300	**300**	300
		14,65% / 20 October 2005 / 200	**200**	200
		14,45% / 20 October 2005 / 300	**300**	300
		17,90% / 25 November 2005 / 250	**250**	250
		The above debentures are redeemable in full on the dates noted above. Interest is paid semi-annually in arrear at the interest rates set out above.		
		Interest rate / *Redemption date* / *Number*	**16**	—
		Prime linked / 30 September 2003 / 16	**16**	—
		The above debentures are redeemable in full on maturity or at three months written notice at the option of the debenture holders.		
		17.3 Subordinated callable notes	**1 250**	750
		Interest rate / *Final maturity date*		
		15,00% / 1 March 2010	**1 250**	750
		The notes may be redeemed at the option of Absa Bank Limited on 1 March 2005. Interest is paid semi-annually in arrear on 1 March and 1 September. The notes are listed on the Bond Exchange of South Africa.		
		Preliminary expenses relating to the placement of the notes were capitalised and are expensed on a systematic basis over the period of the notes.		
			2 962	2 591

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		18. SHARE CAPITAL AND PREMIUM		
		18.1 Share capital		
		Authorised		
1 400	1 400	700 000 000 ordinary shares of R2 each	**1 400**	1 400
		Issued		
1 297	1 286	648 546 749 (2000: 643 028 855) ordinary shares of R2 each	**1 297**	1 286
		Unissued shares		
		All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as they deem fit.		
		This authority expires at the forthcoming annual general meeting of the Company.		
		The Group has a share incentive scheme in terms of which shares are issued and options are granted. Details of the share incentive scheme are set out in Annexure B.		
		18.2 Share premium		
1 532	2 205	Balance at beginning of year	**1 532**	2 205
—	(15)	2000: 7 601 509 capitalisation shares issued at par value	**—**	(15)
—	(658)	Goodwill on acquisition of subsidiary companies	**—**	(658)
1 532	1 532	Balance at end of year	**1 532**	1 532
		19. RESERVES		
		Non-distributable reserves		
1	—	*Foreign currency translation reserve*	**369**	212
		Insurance contingency reserve	**73**	64
80	57	Share of post-acquisition reserves of associated companies	**148**	113
		Unrealised gains on investments held by short-term insurance company	**159**	177
81	57		**749**	566
		Distributable reserves		
—	—	General reserve	**418**	418
1 204	1 116	Retained income	**9 662**	8 031
1 204	1 116		**10 080**	8 449
1 285	1 173	**Total reserves**	**10 829**	9 015

ABSA

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		20. MINORITY SHAREHOLDERS' INTEREST		
		Pre-acquisition reserves acquired (refer note 33)	**415**	—
		Share of net income distributable to minorities	**101**	—
		Attributable income	**106**	—
		Goodwill written off	**(5)**	—
		Dividend	**(26)**	—
		At end of year	**490**	—
		21. INCOME AND EXPENDITURE		
		21.1 Turnover		
		Turnover is a concept not relevant to the business of banking. The Group's revenue consists of net interest income, service fees, commissions, net surplus arising from trading activities, insurance related and other income.		
		21.2 Interest income		
		Advances	**20 247**	20 256
		Cash and short-term assets	**368**	294
		Short-term money market assets	**506**	487
		Liquid assets and other securities	**1 450**	1 671
152	131	Loans to subsidiary companies		
152	131		**22 571**	22 708
		21.3 Non-interest income		
753	655	Banking related income	**5 327**	4 129
		Commissions and fees	**4 355**	3 204
		Net trading profit	**455**	277
(7)	—	Net profit on realisation of investments	**47**	209
		Valuation fees	**51**	34
704	629	Dividends from subsidiary companies		
56	24	Other dividend income	**80**	100
—	2	Other banking income	**339**	305
		Insurance related income	**977**	1 101
		Net broking commissions	**300**	410
		Net profit on realisation of investments	**27**	238
		Trust and estate income	**260**	219
		Net insurance underwriting surplus	**229**	117
		Net life surplus	**146**	98
		Excess of income over outgo	**273**	261
		Transfer to life fund	**(127)**	(163)
		Other	**15**	19
		Other activities	**104**	87
		Profit on disposal of property and equipment	**45**	50
		Property development profits	**34**	19
		Property rentals	**25**	18
753	655		**6 408**	5 317

ABSA

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		21. INCOME AND EXPENDITURE *(continued)*		
		21.4 Operating expenditure		
		Amortisation	**58**	57
		Computer software development costs	**41**	57
		Goodwill	**17**	—
		Auditors' remuneration	**28**	18
		Depreciation	**609**	525
		Computer equipment and systems	**322**	349
		Furniture, other equipment and vehicles	**287**	176
		Impairment charge		
		Computer software development costs	**18**	—
		Information technology costs	**709**	469
		Marketing costs	**310**	299
		Operating lease charges	**513**	399
		Office premises	**499**	390
		Equipment	**14**	9
2	—	Other professional fees	**422**	413
1	—	Staff costs (refer note 21.5)	**4 480**	3 880
6	7	Other expenses	**1 843**	1 679
9	7		**8 990**	7 739
		21.5 Staff costs		
1	—	Salaries	**3 888**	3 453
		Employer contribution to retirement funds	**240**	217
		Training costs	**79**	70
		Other	**273**	140
1	—		**4 480**	3 880

ABSA

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		22. DETERMINATION OF HEADLINE EARNINGS PER SHARE		
		22.1 Headline earnings		
		Headline earnings is determined as follows:		
868	759	Net income attributable to shareholders	**2 452**	1 593
		Adjustment for regulatory increase in general provisions (after taxation)	**—**	395
		Net profit on disposal of subsidiary	**(8)**	—
		Net goodwill	**12**	—
		Goodwill written off	**17**	—
		Minority shareholders' interests	**(5)**	—
868	759		**2 456**	1 988

22.2 Headline earnings per share

Earnings per share is calculated on net income attributable to shareholders of R2 452 million (2000: R1 593 million) and headline earnings per share is calculated on R2 456 million headline earnings (2000: R1 988 million), based on the weighted average number of 648 547 749 ordinary shares (2000: 640 758 815) in issue during the year.

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		23. DIVIDENDS		
		Interim cash dividends paid		
285	241	Dividend number 28 of 44,0 cents per ordinary share (2000: 37,5 cents)	**285**	241
		Final cash dividends payable		
467	379	Dividend number 29 of 72,0 cents per ordinary share (2000: 59,0 cents)	**467**	379
5	18	Previous year's underprovision	**5**	18
757	638		**757**	638

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		24. CONTINGENCIES		
		Guarantees	**11 643**	9 135
		Letters of credit	**2 555**	2 336
			14 198	11 471
		No material losses, other than those for which provision has been made in the financial statements, are anticipated as a result of these transactions.		
		25. COMMITMENTS		
		Capital expenditure		
		Authorised and contracted for	**54**	16
		Authorised but not contracted for	**57**	63
			111	79
		Funds to meet these commitments will be provided from internal Group resources.		
		Operating leases		
		Office premises	**3 083**	2 827
		Within 1 year	**183**	165
		From 1 year to 5 years	**867**	681
		More than 5 years	**2 033**	1 981
		Equipment	**41**	41
		Within 1 year	**15**	13
		From 1 year to 5 years	**26**	28
		Total operating lease commitments	**3 124**	2 868

ABSA

	GROUP 2001				GROUP 2000	
	Nominal amount Rm	**Fair value Rm**	**Fair value assets Rm**	**Fair value liabilities Rm**	Nominal amount Rm	Fair value Rm
26.1 DERIVATIVE INSTRUMENTS						
Dealing						
Foreign exchange						
Foreign exchange contracts	**630 058**	**846**	**5 174**	**4 328**	254 017	305
Foreign exchange options	**22 141**	**43**	**51**	**8**	3 133	68
Futures in Euro	**3 854**	**—**	**—**	**—**	11 550	(4)
Total	**656 053**	**889**	**5 225**	**4 336**	268 700	369
Interest rate contracts						
Forward rate agreements	**73 709**	**(18)**	**22**	**40**	53 857	25
Swap contracts	**137 619**	**29**	**1 240**	**1 211**	96 482	235
Options on FRA and swaps	**15 360**	**—**	**—**	**—**	8 450	1
Unsettled gilts	**41 295**	**9 971**	**15 339**	**5 368**	10 596	(16)
Bond option contracts	**5 439**	**(14)**	**—**	**14**	9 348	(79)
Total	**273 422**	**9 968**	**16 601**	**6 633**	178 733	166
Other contracts						
Equity futures	**18 907**	**35**	**37**	**2**	1 617	1
Options on gold	**9 072**	**11**	**17**	**6**	2 760	9
Other commodity contracts	**12 972**	**—**	**4**	**4**	1 857	3
Total	**40 951**	**46**	**58**	**12**	6 234	13
Total dealing	**970 426**	**10 903**	**21 884**	**10 981**	453 667	548
Hedging						
Foreign exchange contracts	**8 162**	**(6)**	**—**	**6**	3 300	226
Interest rate swap contracts	**9 805**	**64**	**64**	**—**	1 015	437
Options on FRA and swaps	**4 700**	**7**	**7**	**—**	100	1
Total hedging	**22 667**	**65**	**71**	**6**	4 415	664
Total derivative instruments	**993 093**	**10 968**	**21 955**	**10 987**	458 082	1 212

	GROUP 2001			
	Less than 1 year Rm	**1 to 5 years Rm**	**More than 5 years Rm**	**Total Rm**
Maturity analysis				
Foreign exhange contracts	**648 360**	**15 247**	**608**	**664 215**
Interest rate contracts	**183 893**	**89 057**	**14 977**	**287 927**
Other contracts	**40 518**	**433**	**—**	**40 951**
	872 771	**104 737**	**15 585**	**993 093**

26.1 DERIVATIVE INSTRUMENTS *(continued)*

Derivative instruments are entered into in the normal course of business and no material losses are anticipated other than those for which provision has been made.

Derivatives entered into in terms of asset and liability management strategies are defined as hedging transactions and have been disclosed as such. All other derivatives entered into by the Group are for trading purposes.

Nominal amount

The gross nominal amount is the sum of the absolute value of all bought and sold contracts. The nominal amount will not generally reflect the amount receivable or payable under a derivative contract. The nominal amount should be viewed only as a means of assessing the extent of the Group's participation in derivative contracts and not the market risk position or the credit exposure arising on such contracts.

Fair value

The amounts disclosed represent the net fair value as at year-end of all derivative instruments held. The fair value of a derivative financial instrument represents the market value if the rights and obligations arising from derivative instruments were closed out by the Group in orderly market conditions at year-end. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, where appropriate.

Fair value assets and liabilities

The fair value assets and liabilities represent the fair value of derivative instruments aggregated per counterparty. The impact of master netting agreements is taken into account on an aggregate basis in determining the fair value of assets which represent the credit exposure arising on such contracts.

Other information

Information regarding derivative instruments and other banking risks, additional to those included in this note, is provided in the risk management section of the annual report.

26.2 GROUP CURRENCY PROFILE

	31 March 2001					
	ZAR Rm	USD Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
ASSETS						
Cash and short-term assets	4 013	785	539	644	421	6 402
Short-term money market assets	7 911	1 667	595	141	148	10 462
Liquid assets and other securities	7 609	1 452		576	1 005	10 642
Advances	139 309	13 165	687	2 128	1 107	156 396
Other assets	607	2 432	956	46	400	4 441
Investments and subsidiaries	2 066	364	180	1	60	2 671
Associated companies	305		17	10		332
Property and equipment	2 698	2	23		80	2 803
Intangible assets	164					164
Deferred taxation	193		5			198
Client liabilities under acceptances	2 225	19				2 244
Total assets	167 100	19 886	3 002	3 546	3 221	196 755
LIABILITIES						
Deposits and current accounts	133 668	27 676	1 665	2 473	2 254	167 736
Deferred taxation	2 003				4	2 007
Provision for liabilities and charges	5 202	38	177	162	465	6 044
Taxation	407		28		16	451
Insurance funds	1 163					1 163
Subordinated debt	2 962					2 962
Liabilities to clients under acceptances	2 225	19				2 244
Total liabilities	147 630	27 733	1 870	2 635	2 739	182 607
Shareholders' funds	12 953	279	197	133	96	13 658
Minority shareholders' interest	490					490
Total liabilities and shareholders' funds	161 073	28 012	2 067	2 768	2 835	196 755

	31 March 2000					
	ZAR Rm	USD Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
ASSETS						
Cash and short-term assets	4 552	177	672	586	570	6 557
Short-term money market assets	2 763	376	1 134		122	4 395
Government and public sector securities	9 590	328	1 362	114	293	11 687
Advances	134 964	2 970	2 718	1 164	3 008	144 824
Other assets	1 975	335	40	36	98	2 484
Investments and subsidiaries	2 636	298		8	257	3 199
Associated companies	281					281
Property and equipment	2 798	2	12	13	17	2 842
Intangible assets	74					74
Deferred taxation						
Client liabilities under acceptances	990		5		123	1 118
Total assets	160 623	4 486	5 943	1 921	4 488	177 461
LIABILITIES						
Deposits and current accounts	134 742	8 130	5 712	1 699	3 258	153 541
Deferred taxation	1 759					1 759
Provision for liabilities and charges	5 111		172	76	166	5 525
Taxation	122					122
Insurance funds	972					972
Subordinated debt	2 591					2 591
Liabilities to clients under acceptances	990		5		123	1 118
Total liabilities	146 287	8 130	5 889	1 775	3 547	165 628
Shareholders' funds	11 235		157	116	325	11 833
Minority shareholders' interest						
Total liabilities and shareholders' funds	157 522	8 130	6 046	1 891	3 872	177 461

Note: Balance Sheets of offshore subsidiaries/branches/representative offices, were translated at the appropriate exchange rate at year-end as set out in note 27.

26.3 GROUP LIQUIDITY PROFILE

	31 March 2001				
	On demand Rm	Within 1 year Rm	From 1 year to 5 years Rm	More than 5 years Rm	Total Rm
ASSETS					
Cash and short-term assets	6 402				6 402
Short-term money market assets	2 218	8 244			10 462
Liquid assets and other securities		7 599	3 043		10 642
Advances	23 126	21 125	42 443	69 702	156 396
Other assets		4 441			4 441
Investments and subsidiaries				2 671	2 671
Associated companies				332	332
Property and equipment			1 750	1 053	2 803
Intangible assets			164		164
Deferred taxation				198	198
Client liabilities under acceptances		2 244			2 244
Total assets	31 746	43 653	47 400	73 956	196 755
LIABILITIES					
Deposits and current accounts	65 265	95 017	7 454		167 736
Deferred taxation				2 007	2 007
Provision for liabilities and charges	5 209	835			6 044
Taxation	451				451
Insurance funds			1 163		1 163
Subordinated debt			1 712	1 250	2 962
Liabilities to clients under acceptances		2 244			2 244
Total liabilities	70 925	98 096	10 329	3 257	182 607
Shareholders' funds				13 658	13 658
Minority shareholders' interest				490	490
Total liabilities and shareholders' funds	70 925	98 096	10 329	17 405	196 755

	31 March 2000				
	On demand Rm	Within 1 year Rm	From 1 year to 5 years Rm	More than 5 years Rm	Total Rm
ASSETS					
Cash and short-term assets	6 557				6 557
Short-term money market assets		4 395			4 395
Government and public sector securities		4 871	6 816		11 687
Advances	23 370	24 137	35 577	61 740	144 824
Other assets		2 848			2 848
Investments and subsidiaries				2 835	2 835
Associated companies				281	281
Property and equipment			1 841	1 001	2 842
Intangible assets			74		74
Deferred taxation					
Client liabilities under acceptances		1 118			1 118
Total assets	29 927	37 369	44 308	65 857	177 461
LIABILITIES					
Deposits and current accounts	63 949	79 435	10 157		153 541
Deferred taxation				1 759	1 759
Provision for liabilities and charges	5 052	473			5 525
Taxation	122				122
Insurance funds			972		972
Subordinated debt			1 841	750	2 591
Liabilities to clients under acceptances		1 118			1 118
Total liabilities	69 123	81 026	12 970	2 509	165 628
Shareholders' funds				11 833	11 833
Minority shareholders' interest					
Total liabilities and shareholders' funds	69 123	81 026	12 970	14 342	177 461

COMPANY			GROUP	
2001	2000		**2001**	2000
Rm	Rm		**Rm**	Rm
		27. FOREIGN CURRENCY EXPOSURES		
		Foreign currency assets	**22 354**	13 545
		Foreign currency liabilities	**(24 673)**	(16 256)
		Net foreign currency commitments	**3 416**	3 200
		Net open position	**1 097**	489
			One South African rand equals	
		Principal foreign currency conversion rates		
		Deutschmark	**0,2768**	0,3117
		Japanese yen	**15,6149**	15,7116
		Pound sterling	**0,0874**	0,0955
		Swiss franc	**0,2159**	0,2535
		United States dollar	**0,1246**	0,1522
		Euro	**0,1415**	0,1594
		Tanzanian shillings	**107,383**	121,656
		The above exchange rates were used to translate foreign currency monetary items to South African rand at the financial year-end.		
		28. MANAGED FUNDS	**Rm**	Rm
		Estates	**700**	798
		Portfolio management	**3 882**	7 122
		Trusts	**2 813**	16 972
		Participation bond schemes	**799**	688
		Unit trusts	**14 691**	10 357
			22 885	35 937
		The above assets are managed in a fiduciary capacity on behalf of clients.		

29. RELATED PARTY TRANSACTIONS

Absa Group Limited is the ultimate holding company in the Absa Group. The shares are widely held by public and non-public shareholders. Refer to page 149.

29.1 Subsidiary companies

Absa Group Limited and its subsidiaries entered into various financial services transactions with fellow subsidiaries and other related parties during the year. These transactions are entered into in the normal course of business, under terms that are no more favourable than those arranged with third parties.

All intergroup transactions and balances are eliminated on consolidation.

Refer to note 9 and Annexure A for detailed disclosure of investments in subsidiaries.

29.2 Associated companies

Absa Group Limited and its subsidiaries entered into a limited number of non-material transactions with associated companies during the year. These transactions are entered into in the normal course of business, under terms that are no more favourable than those arranged with third parties.

Refer to note 10 and Annexure A for detailed disclosure of investments in associated companies.

29.3 Directors

	COMPANY	
	2001	2000
	Rm	Rm
Directors' emoluments		
Executive directors	**7,4**	7,1
Services as directors	**0,1**	0,2
Other services	**7,3**	6,9
Non-executive directors	**2,5**	3,5
Services as directors	**1,4**	1,1
Other services	**1,1**	2,4
Paid by subsidiary companies	**(9,2)**	(9,9)
	0,7	0,7

For further details on the relationships between Absa Group Limited and its subsidiaries with the directors and officers of the Group refer to the corporate governance statement and the directors' report on pages 81 and 92 respectively.

29.4 Share options granted to directors

The aggregate number of shares and share options granted to the executive directors during the year was 72 000 (2000: 143 334). The share options were granted on the same terms and conditions as those offered to other employees of the Company. The outstanding number of shares and share options granted to the Chairman and executive directors at the end of the year was 1 051 000 (2000: 1 560 000).

30. RETIREMENT FUNDS

With the exception of certain employees who have exercised an option not to become members, all full-time permanent employees are members of the Absa Group Pension Fund ("the Fund"), which has a defined benefit and a defined contribution structure. All members at 31 March 1997 had the option to convert to the defined contribution structure of which the majority did. Members joining the Fund on or after 1 April 1997 are entitled to benefits under the defined contribution structure.

Of the employees belonging to the Fund, 99% (2000: 99%) were members of the defined contribution structure, while 1% (2000: 1%) were members of the defined benefit structure.

The Fund is financed by company and employee contributions and investment income. Company contributions in respect of the defined benefit structure are based on actuarial advice and are expensed in the income statement. It is Absa's policy to ensure that the Fund is adequately funded to provide for the benefits of members, and particularly to ensure that any shortfall with regard to the defined benefit structure is being met by way of additional contributions.

The benefits provided by the defined benefit structure are based on a formula taking into account years of membership and remuneration levels. The benefits provided by the defined contribution structure are determined by accumulated contributions and returns on investments.

The Fund is governed by the Pension Funds Act, 1956, which requires that an actuarial valuation be carried out at least every three years. The most recent valuation of the Fund was effected on 1 April 2000 and confirmed that the Fund was in a sound financial position.

Liabilities in respect of the defined benefit structure are calculated based on assumptions regarding the expected experience in respect of death, withdrawals, early retirement, family statistics, rate of increase in pensionable remuneration and medical subsidies, administration costs and the expected yield on assets.

The most recent valuation of the Fund was, consistent with previous valuations, performed using a projected benefit method in respect of the defined benefit structure, and confirmed that the fair value of the assets in respect of the defined benefit structure of the Fund, amounting to R2 630 million (2000: R2 621 million), exceeded the value of the actuarially determined liabilities, amounting to R2 256 million (2000: R2 094 million), of this structure by R374 million (2000: R527 million). Current contribution levels are also considered to be adequate to meet future obligations.

The pension fund costs were as follows:

	2001	2000
	Rm	Rm
Employer contributions to scheme	**240**	217

31. POST-RETIREMENT MEDICAL AID CONTRIBUTIONS

The Group has no commitments in respect of medical aid contributions of pensioners that retired after 31 March 1996. Future liabilities in respect of pensioners that retired prior to 1 April 1996 have been provided for in the Absa Group Pension Fund.

32. COMPARATIVE FIGURES

Comparative figures have been regrouped where necessary.

33. ACQUISITIONS

33.1 UniFer Holdings Limited

On 31 March 2000 the Group acquired 51% of the share capital of the UniFer Group. Subsequently an additional interest of 2,6% was acquired increasing the Group's interest to 53,6%. The UniFer Group contributed R724 million to operating income and R49 million to headline earnings (after funding cost) for the year from 1 April 2000 to 31 March 2001. Goodwill arising on the transaction was written off against share premium in the previous financial period.

At acquisition the net assets acquired and goodwill were as follows:

	Rm
Purchase consideration:	
Cash paid	649
Fair value of interest in NuBank sale	341
Total purchase consideration	990
Less: Fair value of net assets acquired	364
Goodwill written off against share premium (refer note 18.2)	626
Fair value adjustments were made to the book values of net assets acquired.	
Cash and short-term assets	323
Short-term money market assets	192
Advances	3 260
Other assets	144
Investments	13
Property and equipment	45
Deferred taxation	78
Deposits and current accounts	(2 406)
Other liabilities	(887)
Provisions	(32)
Subordinated debt	(16)
Minority shareholders' interest	(350)
Fair value of net assets acquired	364
Goodwill	626
Total purchase consideration	990
Less:	
Discharged by shares issued by UniFer Holdings Limited	(341)
Cash and cash equivalents in subsidiary acquired	(323)
Cash outflow on acquisition	326

ABSA

33. ACQUISITIONS *(continued)*

33.2 National Bank of Commerce Limited (Tanzania)

On 1 April 2000 the Group acquired 70% of the share capital of the National Bank of Commerce Limited (Tanzania) and subsequently disposed of 15% during the year. The acquired business contributed operating income of R137 million and headline earnings of R18 million to the Group for the period from 1 April 2000 to 31 December 2000.

Details of the net assets acquired and goodwill are as follows:

	Rm
Purchase consideration:	
Cash paid and payable	96
Less: Fair value of net assets acquired	79
Goodwill (refer note 12)	17
Fair value adjustments were made to the book values of net assets acquired.	
Cash and short-term assets	1 306
Short-term money market assets	178
Liquid assets and other securities	695
Advances	184
Other assets	110
Property and equipment	131
Deposits and current accounts	(2 183)
Other liabilities	(174)
Provisions	(56)
Taxation	(47)
Minority shareholders' interest	(65)
Fair value of net assets acquired	79
Goodwill	17
Total purchase consideration	96
Less:	
Future payments	(20)
Cash and cash equivalents in subsidiary acquired	(1 306)
Cash inflow on acquisition	1 230

FOR THE YEAR ENDED 31 MARCH

COMPANY				GROUP	
2001 Rm	2000 Rm		Note	**2001 Rm**	2000 Rm
		Cash retained from operating activities			
766	659	Cash receipts from customers	2	**28 702**	27 361
(11)	(7)	Cash paid to customers, employees and suppliers	3	**(22 739)**	(23 000)
755	652	Cash available from operating activities	1	**5 963**	4 361
(669)	(354)	Dividends paid	4	**(695)**	(354)
86	298	**Net cash inflow from operating activities**		**5 268**	4 007
(1 002)	984	**Net increase/(decrease) in operating funds**		**(6 688)**	(1 676)
(24)	(2)	Increase in income-earning funds and other debtors	5	**(15 397)**	(9 303)
(978)	986	Increase/(decrease) in deposits and other creditors and provisions	6	**8 709**	7 627
(8)	(4)	**Taxation paid**	7	**(668)**	(386)
856	(1 174)	**Cash generated from/(utilised in) investing activities**		**1 285**	(1 799)
		Capital expenditure on:			
		Freehold property		**(16)**	(177)
		Computer equipment and systems		**(111)**	(403)
		Furniture, other equipment and vehicles		**(347)**	(359)
		Computer and software development costs		**(149)**	(37)
		Proceeds on disposal of:			
		Freehold property		**60**	71
		Computer equipment and systems		**65**	13
		Furniture, other equipment and vehicles		**—**	4
871	(1 139)	Investment in subsidiary companies	8	**1 553**	(1 022)
3	(11)	Investment in share of associated companies		**(16)**	(13)
(19)	(24)	Investment in shares		**—**	(508)
		Proceeds on disposal of investments		**233**	592
1	—	Dividends received from associated companies		**13**	40
11	—	**Cash flows from financing activities**		**511**	750
11	—	Issue of share capital		**11**	—
		Proceeds on issue of debentures and notes		**500**	750
1	—	**Other movements**		**137**	(2)
(56)	104	**(Decrease)/increase in cash and cash equivalents**		**(155)**	894
104	—	**Cash and short-term assets at beginning of year**		**6 557**	5 663
48	104	**Cash and short-term assets at end of year**		**6 402**	6 557

ABSA

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		1. RECONCILIATION OF OPERATING PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES		
894	779	Operating profit	**3 638**	2 736
		Adjusted for:		
		Amortisation	**58**	57
		Depreciation	**609**	525
		Impairment charge	**18**	—
		Provisions	**274**	—
		Provision for bad and doubtful advances	**1 643**	1 707
		Profit on disposal of property and equipment	**(45)**	(50)
7	—	Profit on realisation of investments	**(74)**	(447)
(145)	(127)	Write-up of dated securities	**(145)**	(127)
(1)	—	Dividends received from associated companies	**(13)**	(40)
755	652	Net cash inflow from operating activities	**5 963**	4 361
		2. CASH RECEIPTS FROM CUSTOMERS		
152	131	Interest income	**22 571**	22 708
(145)	(127)	Writing-up of dated securities	**(145)**	(127)
		Fees and commission income	**4 355**	3 204
759	655	Trading and other income	**1 921**	1 576
766	659		**28 702**	27 361
		3. CASH PAID TO CUSTOMERS, EMPLOYEES AND SUPPLIERS		
2	—	Interest expense	**14 708**	15 843
1	—	Staff costs	**4 480**	3 880
8	7	Other payments	**3 551**	3 277
11	7		**22 739**	23 000
		4. DIVIDENDS PAID		
379	95	Amounts unpaid at the beginning of the year	**379**	95
757	638	Income statement charge	**757**	638
(467)	(379)	Amounts unpaid at the end of the year	**(467)**	(379)
		Dividends paid to minority	**26**	—
669	354		**695**	354

ABSA

COMPANY 2001 Rm	COMPANY 2000 Rm		GROUP 2001 Rm	GROUP 2000 Rm
		5. INCREASE IN INCOME-EARNING FUNDS AND OTHER DEBTORS		
		Advances and other accounts	**9 771**	9 488
		Liquid assets and other securities	**(1 740)**	1 603
24	2	Other assets	**1 669**	279
		Other short-term securities	**5 697**	(2 067)
24	2		**15 397**	9 303
		6. INCREASE/(DECREASE) IN DEPOSITS AND OTHER CREDITORS AND PROVISIONS		
		Deposits	**9 606**	6 770
		Insurance funds	**191**	235
(978)	986	Creditors and other liabilities	**(1 088)**	622
(978)	986		**8 709**	7 627
		7. TAXATION PAID		
163	128	Amounts unpaid at beginning of year	**1 752**	1 523
163	128	Other liabilities	**1 805**	1 649
		Other assets	**(53)**	(126)
		Acquisitions	**(31)**	—
		Other liabilities	**47**	—
		Other assets	**(78)**	—
49	39	Income statement charge	**1 120**	615
(204)	(163)	Amounts unpaid at end of year	**(2 173)**	(1 752)
(204)	(163)	Other liabilities	**(2 458)**	(1 805)
		Other assets	**285**	53
8	4		**668**	386
		8. INVESTMENT IN SUBSIDIARY COMPANIES		
871	(481)	Disposal/(investment) in shares	**1 553**	(364)
—	(658)	Goodwill on acquisition of subsidiary companies	**—**	(658)
871	(1 139)		**1 553**	(1 022)

Annexure A

Name	Issued capital Rm	Direct holding %	Shares at book value 2001 Rm	Shares at book value 2000 Rm	Net indebtedness 2001 Rm	Net indebtedness 2000 Rm
SUBSIDIARY COMPANIES						
Banking related						
Absa Bank Limited and its major divisions/subsidiaries	270	100	**2 443**	2 443	**787**	1 686
Retail banking						
Business Banking Services						
Absa Home Loans						
Retail Banking Services						
Bankfin						
Absa Card						
Absa Direct						
Private Bank						
AllPay						
Flexi Banking Services						
Delivery Channel Services						
Wholesale banking						
Absa Corporate and Merchant Bank						
Absa Bank London						
Absa Bank Singapore						
Bankhaus Wölbern & Co (Germany)						
Absa Asia Limited (Hong Kong)						
Absa Development Company Holdings (Proprietary) Limited	0	100	**23**	23		
Cutfin (Proprietary) Limited	10	100	**10**	10	**852**	909
MLS Bank Limited	30	100	**87**	57	**47**	46
Absa Manx Holdings Limited (Isle of Man)	0	100	**3**	3		
Absa Securities (Proprietary) Limited	0	100	**0**	2	**23**	16
Absa Asset Management Limited	0	100	**0**	0		
UniFer Holdings Limited	13	53	**398**	0	**1 113**	300
National Bank of Commerce Limited (Tanzania)*	81	55	**96**	0		
Financial services and insurance						
Absa Financial Services Limited and its major subsidiaries	0	100	**118**	118	**185**	165
Absa Insurance Company Limited						
Absa Life Limited						
Absa Brokers (Proprietary) Limited						
Absa Trust Limited						
Absa Consultants and Actuaries (Proprietary) Limited						
Absa Fund Managers Limited						
Absa Syndicate Investments Holdings Limited (United Kingdom)						
Absa Investment Management Services (Proprietary) Limited						
Subsidiaries' aggregate profits and losses after taxation						
Aggregate profits after taxation			**2 287**	1 886		
Aggregate losses after taxation			**(30)**	(64)		
ASSOCIATED COMPANIES						
Commercial Bank of Zimbabwe Limited (Zimbabwe)*	17	26	**30**	28	**2**	
Bank Windhoek Limited (Namibia)	5	36	**81**	41		
Meeg Bank Holdings Limited	42	39	**20**	28	**13**	13
Global Access Telecommunications Services (SA) (Proprietary) Limited**	0	40	**5**	3	**9**	11
Associated companies' aggregate profits and losses after taxation						
Aggregate profits after taxation			**35**	36		
Aggregate losses after taxation			**–**	–		

Details are given in respect of companies that are material to the proper appreciation of the affairs of the Group.
All companies are registered in South Africa unless otherwise indicated.
* 31 December year-end
** 30 June year-end

ABSA

Annexure B

In terms of the rules of the Absa Group Limited Share Incentive Scheme ("the Scheme") the maximum number of shares of the Company which may be issued or transferred and/or in respect of which options may be granted to the participants, shall be limited to shares representing 7,5% of the total number of issued shares from time to time, excluding shares repurchased by the Trustees, in respect of which options have been exercised, cancelled or have lapsed, and Scheme shares released to participants.

	Number of shares	
	2001	2000
Shares and options subject to the Scheme at beginning of year		
Scheme shares issued	**2 028 483**	2 285 245
Options granted	**26 218 407**	21 508 978
	28 246 890	23 794 223
Scheme shares issued and options granted during the year	**5 582 982**	9 353 632
	33 829 872	33 147 855
Options exercised and implemented, options cancelled and Scheme shares released or repurchased by the Trustees in terms of the rules of the Scheme	**(4 159 377)**	(4 900 965)
Shares and options subject to the Scheme at end of year	**29 670 495**	28 246 890
Comprising		
Scheme shares issued	**1 594 976**	2 028 483
Options granted and unexercised	**28 075 519**	26 218 407
	29 670 495	28 246 890

	% of total issued shares	**Number of shares**	% of total issued shares	Number of shares
Maximum shares and options available	**7,5**	**48 641 006**	7,5	48 227 164
Shares and options subject to the Scheme	**(4,6)**	**(29 670 495)**	(4,4)	(28 246 890)
Balance of shares and options available	**2,9**	**18 970 511**	3,1	19 980 274

Details regarding the options granted and still outstanding at 31 March 2001 are as follows:

Expiry date*	**Number of options**	**Average option price** R
Year to 31 March 2003	68 000	10,53
Year to 31 March 2004	589 043	9,95
Year to 31 March 2005	793 799	11,05
Year to 31 March 2006	908 519	14,26
Year to 31 March 2007	3 474 445	20,78
Year to 31 March 2008	3 523 699	30,69
Year to 31 March 2009	4 788 150	18,59
Year to 31 March 2010	8 544 218	27,72
Year to 31 March 2011	5 385 646	26,62
	28 075 519	22,57

**Options are implementable at least 5 years before expiry date.*

Annexure C

SCOPE OF THE EMBEDDED VALUE REPORT

This report deals with the embedded value of the life business of Absa Life Limited and the value of new business written during the financial year.

DEFINITIONS

Embedded value

The embedded value of the life business is the discounted present value of the projected stream of future after-tax shareholder profits from business in force at the valuation date, as well as the shareholders' net assets.

Shareholders' net assets are the excess of the assets of the life business, less current liabilities, over the actuarial value of policy liabilities, as determined using the financial soundness valuation method.

Value of new business

This is a measure of the value added to a company as a result of writing new business. This is calculated as the discounted value, at the date of sale, of projected after-tax shareholder profit from that business – net of the opportunity cost of the solvency capital requirements for new business.

Economic value of a life company

The economic value of a life company can be derived by adding to the embedded value an estimate of the future sales on new life assurance business. This is sometimes calculated by applying a multiple to the value of one year's new business.

EMBEDDED VALUE AND VALUE OF NEW BUSINESS

	2001 Rm	2000 Rm
Shareholders' net assets	**728**	635
Cost of solvency capital	**(15)**	(10)
Value of business in force	**305**	244
Total embedded value	**1 018**	869
Value of new business	**44**	40

The shareholders' net assets of R728 million (2000: R635 million) represent the excess of assets over liabilities with assets at market value and liabilities on the financial soundness valuation method.

ASSUMPTIONS

The embedded value and value of new business was determined using the same "best estimate" assumptions regarding future mortality, discontinuance rate and expenses used in the financial soundness valuation.

The discount rate used to discount future profits includes a margin over assumed investment returns to allow for the risk that the actual experience in future years may differ from that assumed.

The main economic assumptions that were used for the embedded value calculations are set out in the following table:

	2001 %	2000 %
Risk-free rate of return	**12,5**	14,5
Equity return	**15,5**	17,5
Risk discount rate	**16,5**	18,5
Unit cost inflation	**10,0**	10,0

The adjustments to these assumptions from 31 March 2000 reflect the reduction in long-term interest rates over the period. (The overall impact of these changes in economic assumptions on the embedded value is not material).

Annexure C (continued)

SENSITIVITIES

In order to indicate the sensitivity of the values to varying risk discount rates, an increase/(decrease) in the risk discount rate of one percent would reduce/(increase) the value of existing business by R14 million and the value of new business by R3 million, should all the other assumptions remain unchanged.

The development of the embedded value can be analysed as follows:

	2001 Rm	2000 Rm
Embedded value at the end of the year	**1 018**	869
Embedded value at the beginning of the year	**869**	714
Increase in embedded value	**149**	155
Consisting of:		
Investment return on shareholders' net assets	**46**	92
Unwinding of risk discount rate	**49**	33
Value of new business written	**44**	40
Changes in assumptions and methodology	**34**	21
Experience better than assumptions	**29**	25
Effect of change in tax basis	**–**	(22)
Dividends paid and provided	**(53)**	(34)
	149	155

REVIEW BY THE INDEPENDENT ACTUARIES

The embedded value of Absa Life Limited and the value of new business written during the year have been reviewed and agreed by the independent consulting actuaries, Southern Africa Actuarial Consultants (Proprietary) Limited.

Headline Earnings by Business Activity

FOR THE YEAR ENDED 31 MARCH

2000 Rm	2000 %		2001 Rm	2001 %
947	47,6	**Retail banking**	**1 362**	**55,5**
683	34,3	Commercial bank	**1 020**	**41,5**
214	10,8	Bankfin	**210**	**8,6**
50	2,5	MLS Bank	**56**	**2,3**
		UniFer	**49**	**2,0**
		Africa	**27**	**1,1**
538	27,1	**Wholesale banking**	**604**	**24,6**
438	22,0	Domestic operations	**482**	**19,6**
100	5,0	International operations	**122**	**5,0**
1 485	74,7	**Total banking**	**1 966**	**80,1**
515	25,9	Insurance and financial services	**445**	**18,1**
(12)	(0,6)	Other	**45**	**1,8**
1 988	100,0		**2 456**	**100,0**

Value Added Statement

FOR THE YEAR ENDED 31 MARCH

2000 Rm	2000 %		2001 Rm	2001 %
		VALUE ADDED		
6 865	103,5	Net interest income	**7 863**	**90,1**
5 317	80,1	Other income	**6 408**	**73,4**
(5 548)	(83,6)	Operating expenditure	**(5 544)**	**(63,5)**
6 634	100,0		**8 727**	**100,0**
		VALUE ALLOCATED		
		To employees		
3 880	58,5	Staff costs	**4 480**	**51,3**
615	9,3	*To government*	**1 120**	**12,8**
384	5,8	Direct taxation	**817**	**9,3**
231	3,5	Indirect taxation	**303**	**3,5**
		To shareholders		
638	9,6	Cash dividends	**757**	**8,7**
1 501	22,6	*To retention for expansion and growth*	**2 370**	**27,2**
582	8,8	Depreciation	**609**	**7,0**
919	13,8	Retained income for year	**1 761**	**20,2**
6 634	100,0		**8 727**	**100,0**

ABSA

Retail Banking – main divisions/companies

	Commercial Bank*		Bankfin		MLS Bank	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm	**2001 Rm**	2000 Rm
Total assets	**108 005**	98 904	**23 467**	21 630	**3 679**	3 309
Advances	**94 800**	87 123	**21 070**	19 277	**3 290**	2 916
Operating income	**8 656**	7 937	**1 178**	1 149	**125**	116
Bad and doubtful advances	**(823)**	(1 092)	**(203)**	(223)	**(8)**	(10)
Operating expenditure	**(6 245)**	(5 796)	**(663)**	(634)	**(40)**	(34)
Net income before taxation	**1 588**	1 049	**312**	292	**77**	72
Taxation and other	**(568)**	(366)	**(102)**	(78)	**(21)**	(22)
Net income	**1 020**	683	**210**	214	**56**	50
Return on average assets excluding acceptances (%)	**1,00**	0,71	**0,93**	1,02	**1,60**	1,57
Return on average equity (%)	**21,16**	20,15	**13,43**	14,33	**24,09**	22,56
Cost-to-income ratio (%)	**72,15**	73,02	**56,30**	55,18	**32,00**	29,31
Staff complement	**26 771**	24 218	**2 468**	2 531	**124**	118

COMMERCIAL BANK

	2001 Rm	2000 Rm		**2001 Rm**	2000 Rm
Advances			*Deposits*		
Commercial Bank	**91 509**	84 747	Commercial Bank	**69 474**	60 941
Card	**2 443**	2 012	Card	**1 945**	1 521
Absa Private Bank	**848**	364	Absa Private Bank	**693**	277
	94 800	87 123		**72 112**	62 739

ANALYSIS OF RETAIL BANKING CONTRIBUTION TO HEADLINE EARNINGS

	2001 Rm	2000 Rm
Commercial Bank	**1 020**	683
Bankfin	**210**	214
MLS Bank	**56**	50
UniFer	**49**	
Africa	**27**	
Total retail banking	**1 362**	947

Notes

* *Includes Absa Commercial Bank, Absa Card, Absa Direct, Absa Private Bank and Operations.*

– *Return on average equity is based on shareholders' funds allocated to divisions on an equivalent basis to the Banks Act requirements.*

– *Operating expenditure includes appropriate charges for shared services and other head office costs.*

Wholesale Banking

	Corporate and Merchant Bank			
	Domestic operations		International operations	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm
Total assets	**88 652**	91 213	**24 188**	12 257
Advances	**23 932**	28 438	**7 370**	5 582
Operating income	**1 391**	1 488	**456**	385
Bad and doubtful advances	**(140)**	(283)	**(36)**	(57)
Operating expenditure	**(646)**	(630)	**(249)**	(216)
Net income before taxation	**605**	575	**171**	112
Taxation	**(123)**	(137)	**(49)**	(12)
Net income	**482**	438	**122**	100
Return on average assets excluding acceptances (%)	**0,54**	0,72	**0,67**	0,85
Return on average equity (%)	**20,08**	20,63	**23,56**	n/a
Cost-to-income ratio (%)	**46,44**	42,34	**54,56**	56,10
Staff complement	**1 466**	1 463	**250**	231

Notes

- *Return on average equity is based on shareholders' funds allocated to divisions on an equivalent basis to the Banks Act requirements.*
- *Operating expenditure includes appropriate charges for shared services and other head office costs.*

Capital Adequacy of the Group's banking operations

	2001	2000
Ratio of capital to risk weighted assets	**11,20%**	10,90%
Tier 1	**7,29%**	8,20%
Tier 2	**3,91%**	2,70%
Capital adequacy ratios (banking activities) for individually regulated units		
Absa Bank Limited	**10,9%**	10,4%
MLS Bank Limited	**10,0%**	9,1%
Absa Asia Limited	**8,3%**	25,8%
Bankhaus Wölbern and Co	**13,6%**	12,9%
UniFer (Banking activities only)	**18,4%**	
National Bank of Commerce Limited (Tanzania)	**19,6%**	

ABSA

	2001 Rm	2000 Rm
Summarised income statement for the year ended 31 March		
Net broking commission	**148**	161
Income on investments	**184**	391
Net insurance underwriting surplus	**168**	117
Net life surplus	**146**	98
Excess of income over outgo	**273**	261
Transfer to life fund	**(127)**	(163)
Trust and estate income	**254**	216
Other income	**220**	147
Operating income	**1 120**	1 130
Operating expenses	**(622)**	(577)
Net income before taxation	**498**	553
Taxation	**(53)**	(38)
Attributable income	**445**	515
Summarised balance sheet at 31 March		
Funds employed		
Shareholders' funds	**1 884**	1 536
Insurance funds	**1 118**	972
Other liabilities and taxation	**897**	1 134
	3 899	3 642
Employment of funds		
Stocks, money market assets and investments	**3 441**	3 240
Mortgage bond participation stock	**20**	29
Other assets	**438**	373
	3 899	3 642
Funds under management		
Trust activities	**4 546**	22 903
Participation bond schemes	**799**	688
Unit trusts	**14 190**	9 563
	19 535	33 154
Staff complement	**Number**	Number
Salaried employees	**2 049**	2 080
Commission-earning employees	**957**	814
	3 006	2 894

2000 Average balance Rm	2000 Average rate %	2000 Interest income/ expense Rm		2001 Average balance Rm	2001 Average rate %	2001 Interest income/ expense Rm
			ASSETS			
			Liquid assets			
6 023	4,88	294	Cash and short-term assets	**7 974**	**4,61**	**368**
5 283	9,22	487	Short-term money market assets	**7 933**	**6,38**	**506**
10 947	15,26	1 671	Liquid assets and other securities	**11 525**	**12,58**	**1 450**
22 253	11,02	2 452		**27 432**	**8,47**	**2 324**
			Other assets			
2 845			Investment and trading securities*	**3 008**		
141 678	14,30	20 256	Advances	**150 327**	**13,47**	**20 247**
2 525			Other assets	**1 665**		
169 301	13,41	22 708	**Interest-earning assets**	**182 432**	**12,37**	**22 571**
250			**Associated companies**	**307**		
2 868			**Property, equipment and intangible assets**	**2 946**		
172 419	13,18	22 708		**185 685**	**12,16**	**22 571**
			LIABILITIES AND SHAREHOLDERS' FUNDS			
			Liabilities			
152 547	10,19	15 550	Deposits and current accounts	**162 537**	**8,78**	**14 276**
4 838			Other liabilities	**5 359**		
157 385	9,88	15 550		**167 896**	**8,50**	**14 276**
560			**Deferred taxation**	**353**		
157 945	9,85	15 550		**168 249**	**8,49**	**14 276**
898			**Insurance funds**	**1 068**		
			Debentures and long-term liabilities			
854	14,99	128	Convertible loan	**719**	**15,72**	**113**
1 114	14,81	165	Subordinated debt	**2 191**	**14,56**	**319**
160 811	9,85	15 843	**Interest-bearing liabilities**	**172 227**	**8,54**	**14 708**
			Shareholders' funds			
3 476			Share capital and premium	**2 829**		
8 132			Reserves	**10 183**		
—			**Minority shareholders' interest**	**446**		
172 419	9,19	15 843		**185 685**	**7,93**	**14 708**
	3,99		**Net interest margin**		**4,23**	

Notes

**Returns on investment and trading securities are reflected in non-interest income.*

Five-year Summary of the Consolidated Balance Sheets

	2001 US$m	5-Year CAGR# %	2001 Rm	2000 Rm	1999 Rm	1998 Rm	1997 Rm
ASSETS							
Cash and short-term assets	**798**	**11,7**	**6 402**	6 557	5 663	5 539	6 803
Short-term money market assets	**1 304**	**27,3**	**10 462**	4 395	6 462	4 140	4 518
Liquid assets and other securities	**1 326**	**14,6**	**10 642**	11 687	10 084	8 235	7 885
Advances	**19 489**	**10,2**	**156 396**	144 824	137 607	125 920	108 305
Mortgages	**8 833**	**7,4**	**70 882**	64 947	62 428	58 845	55 338
Instalment finance	**2 809**	**2,7**	**22 541**	26 203	24 746	23 756	21 861
Retail overdrafts and credit cards	**2 124**	**5,6**	**17 049**	18 130	18 123	16 406	14 931
Foreign currency loans	**1 620**	**14,7**	**13 004**	10 889	11 226	9 446	7 128
Other	**4 685**	**31,4**	**37 594**	28 385	23 992	19 901	11 449
	20 071	**10,3**	**161 070**	148 554	140 515	128 354	110 707
Provisions for doubtful advances	**(582)**	**15,7**	**(4 674)**	(3 730)	(2 908)	(2 434)	(2 402)
Other assets	**553**	**27,0**	**4 441**	2 484	2 278	3 022	1 989
Investments	**333**	**10,0**	**2 671**	2 835	2 472	2 320	1 717
Subsidiary companies	**—**	**n/a**	**—**	364	—	—	—
Associated companies	**41**	**29,8**	**332**	281	225	151	119
Property and equipment	**349**	**4,4**	**2 803**	2 842	2 560	2 328	2 161
Intangible assets	**20**	**n/a**	**164**	74	—	—	—
Deferred taxation	**25**	**n/a**	**198**	—	—	—	—
Client liabilities under acceptances	**280**	**20,9**	**2 244**	1 118	1 386	1 166	973
Total assets	**24 518**	**11,4**	**196 755**	177 461	168 737	152 821	134 470
LIABILITIES							
Deposits and current accounts	**20 902**	**10,5**	**167 736**	153 541	146 771	133 899	119 499
Deferred taxation	**250**	**28,7**	**2 007**	1 759	1 539	1 364	931
Taxation	**56**	**55,9**	**451**	84	110	87	37
Provision for liabilities and charges	**753**	**18,9**	**6 044**	5 563	4 695	3 717	3 015
Insurance funds	**145**	**9,8**	**1 163**	972	823	922	801
Subordinated debt	**369**	**19,7**	**2 962**	2 591	1 968	1 827	1 122
Liabilities to clients under acceptances	**280**	**20,9**	**2 244**	1 118	1 386	1 166	973
Total liabilities	**22 755**	**11,1**	**182 607**	165 628	157 292	142 982	126 378
Shareholders' funds	**1 702**	**15,1**	**13 658**	11 833	11 445	9 839	8 092
Minority shareholders' interest	**61**	**n/a**	**490**	—	—	—	—
Total liabilities and shareholders' funds	**24 518**	**11,4**	**196 755**	177 461	168 737	152 821	134 470
Contingencies	**1 769**	**22,3**	**14 198**	11 471	13 735	7 471	7 323

Notes

Rand/US dollar exchange rate at 31 March 2001 of R8,025 was used.

 # 5-Year CAGR: Compounded annual growth rate with 1996 as base.

ABSA

	2001 US$m	5-Year CAGR# %	2001 Rm	2000 Rm	1999 Rm	1998 Rm	1997 Rm
Interest income	**2 813**	**6,5**	**22 571**	22 708	28 124	23 116	20 644
Interest expense	**(1 833)**	**4,5**	**(14 708)**	(15 843)	(21 336)	(16 992)	(15 291)
Net interest income	**980**	**11,1**	**7 863**	6 865	6 788	6 124	5 353
Charge for bad and doubtful advances	**(205)**	**25,0**	**(1 643)**	(1 707)	(1 460)	(1 003)	(766)
Net income from lending activities	**775**	**8,6**	**6 220**	5 158	5 328	5 121	4 587
Non-interest income	**799**	**21,6**	**6 408**	5 317	4 623	3 879	3 150
Operating income	**1 574**	**14,1**	**12 628**	10 475	9 951	9 000	7 737
Operating expenditure	**(1 120)**	**12,9**	**(8 990)**	(7 739)	(7 223)	(6 546)	(5 710)
Net income before exceptional items	**454**	**17,6**	**3 638**	2 736	2 728	2 454	2 027
Exceptional items	**—**	**—**	**—**	(564)	(63)	(94)	—
Net income before taxation	**454**	**15,8**	**3 638**	2 172	2 665	2 360	2 027
Taxation	**(140)**	**11,6**	**(1 120)**	(615)	(774)	(780)	(729)
Net income after taxation	**314**	**17,9**	**2 518**	1 557	1 891	1 580	1 298
Share of associated companies' retained income	**4**	**6,1**	**35**	36	14	18	21
Minority shareholders' interest	**(13)**	**n/a**	**(101)**	—	—	—	—
Net income attributable to shareholders	**305**	**16,8**	**2 452**	1 593	1 905	1 598	1 319
Non-headline earnings	**1**	**n/a**	**4**	395	63	94	—
Headline earnings	**306**	**19,1**	**2 456**	1 988	1 968	1 692	1 319
SELECTED RATIOS							
Headline earnings per share (cents)	**47,2**	**16,3**	**378,7**	310,3	309,7	271,3	222,2
Earnings per share (cents)	**47,0**	**14,0**	**378,1**	248,6	299,8	256,2	222,2
Return on average shareholders' funds (%)*			**19,3**	17,1	18,5	18,9	17,8
Return on average assets excluding acceptances (%)*			**1,32**	1,16	1,23	1,19	1,07
Cost-to-income ratio	**63,0**		**63,0**	63,5	63,3	65,4	67,2
Net asset value per share (cents)	**262,4**		**2 105,9**	1 840,2	1 801,2	1 548,4	1 341,8
Dividends per share (cents)	**14,4**		**116,0**	96,5	96,5	86,0	72,0
Dividend cover (times)**	**3,3**		**3,3**	3,2	3,2	3,2	3,1

Notes

Rand/US dollar exchange rate at 31 March 2001 of R8,025 was used.

* *Ratios calculated using headline earnings.*

** *Dividend cover is calculated using headline earnings per share and dividend per share.*

\# *5-Year CAGR: Compounded annual growth rate with 1996 as base.*

ABSA

E R Bosman (56)
B Com (Hons), MBL, Diploma in Banking, FIBSA
Group chief executive
Appointed 1963

S L Botha (36) B Econ (Hons)
Group executive director
Appointed 1996

- PERSONAL FINANCIAL SERVICES
  B O'Donnell (37) CAIB, Gr Dip Mkt (IMM)
  Managing executive
  Appointed 1992
- GROUP MARKETING
  D Cooper (47) B A
  Group executive
  Appointed 2001
- GROUP CORPORATE AND PUBLIC AFFAIRS
  D M Ramaphosa (43) M A
  Group executive
  Appointed 1998
- GROUP STRATEGY DEVELOPMENT
  I S Beukes (43) M A
  Group executive
  Appointed 1985
- GROUP BUSINESS INTELLIGENCE
  H A van Tiddens (44) B Econ (Hons)
  Group consultant
  Appointed 1979

C Erasmus (50) B Sc, FIA, ASA
Group executive director
Appointed 1978

- ABSA BROKERS (PROPRIETARY) LIMITED
  P J Reyneke (46) B Juris, FILPA
  Managing director
  Appointed 1998
- ABSA LIFE LIMITED
  W T Lategan (32) B Com, FFA
  Managing director
  Appointed 1995
- ABSA INSURANCE COMPANY LIMITED
  C F de Jager (40) B Sc, FIA, CFP
  Managing director
  Appointed 1985
- MLS BANK LIMITED
  M J Croucamp (56) FIAC
  Managing director
  Appointed 1973
- ABSA PRIVATE BANKING AND INVESTMENT SERVICES
  A S Swart (54) B Com (Acc), MBL
  Operating executive
  Appointed 1966
- ABSA PRIVATE BANK
  Vacant
  Managing executive
- ABSA CONSULTANTS AND ACTUARIES (PROPRIETARY) LIMITED
  M J Grobler (44) B Sc, MBL, CFP
  Managing director
  Appointed 1985
- ABSA HEALTH CARE CONSULTANTS (PROPRIETARY) LIMITED
  L J Botha (46) B Com, B Compt (Hons), CTA, CFA, FILPA
  Managing director
  Appointed 1994
- ABSA INVESTMENT MANAGEMENT SERVICES (PROPRIETARY) LIMITED (AIMS)
  C M Harris (49) FIAC, RPP
  Managing director
  Appointed 1998
- ABSA SYNDICATE INVESTMENTS LIMITED
  A D Hussey (39)
  Managing director
  Appointed 1998

Vacant
Group executive director

- ABSA CORPORATE AND MERCHANT BANK
  S P Leach (47) M Com
  Managing executive
  Appointed 1988
- **S F Booysen (38)** D Com (Acc), CA (SA)
  Deputy managing executive
  Appointed 1988
- **F J Geldenhuys (42)** B Com (Hons)
  Deputy managing executive
  Appointed 1985

ENTERPRISE-WIDE RISK MANAGEMENT
E Swanepoel (43) B Com (Acc)
Group executive
Appointed 1989

ABSA

F J du Toit (56) B Com (Hons), CA (SA)
Group executive director
Appointed 1987

A M Griesel (47) M Com
Group executive director
Appointed 1995

H R de W Wright (58) B Com, MBA
Group executive director
Appointed 1969

GROUP FINANCE AND SECRETARIAT
J H Schindehütte (41)
B Com (Hons), CA (SA), H Dip Tax
Group executive
Appointed 1999

GROUP LOGISTICS AND PROPERTIES
G C Dry (56) MBA, Ph D, FIBSA, PMS
Group executive
Appointed 1991

GROUP LEGAL SERVICES
J N Wepener (57) B A, LL B
General manager
Appointed 1980

GROUP ECONOMIC RESEARCH
C W Luüs (40) B Com (Hons), MBL, FIFM
Chief economist
Appointed 1985

GROUP INVESTOR RELATIONS
W J Roux (57) B A
Group consultant
Appointed 1983

ABSA DEVELOPMENT COMPANY HOLDINGS (PROPRIETARY) LIMITED
A C Botma (49)
TRP (SA) Nat Tech Dip, B Sc (TRP), M Phil (Urban Studies)
Managing director
Appointed 1998

CUSTOMER SERVICES, CHANNEL, GROUP OPERATIONS AND GROUP PROJECTS
L L von Zeuner (39)
B Econ
Executive director
Appointed 1981

GROUP ADMINISTRATION
J S Steele (56)
General manager
Appointed 1970

GROUP SECURITIES
J A Potgieter (51)
FIBSA
General manager
Appointed 1971

GROUP PROJECTS AND MANAGEMENT SERVICES
J S Hayden (44)
BSc (Eng Mech), MSc (Eng Ind)
General manager
Appointed 1998

ABSA RETAIL BANK
J P van der Merwe (52)
BA (Econ), CA (SA)
Executive director
Appointed 1989

RETAIL BANKING SERVICES
J J Grobler (43)
CBSI, CIAC
Managing executive
Appointed 1979

CREDIT AND RISK MANAGEMENT
F Meisenholl (45)
B Acc (Hons), CA (SA)
Managing executive
Appointed 1993

FLEXI BANKING SERVICES, CARD, GROUP PAYMENT SYSTEMS AND COMMUNITY BUSINESS DEVELOPMENT
E W Tomlinson (47)
CA (SA)
Managing executive
Appointed 1998

GROUP INFORMATION TECHNOLOGY
L du Rand (46)
B A (Hons), M Com
Group executive
Appointed 1987

GROUP PEOPLE MANAGEMENT
L A van Dyk (45)
M A, MBA, FIBSA
Group executive
Appointed 1985

BANKFIN
N P Mageza (46) FCCA (UK)
Deputy managing executive
Appointed 2000

BUSINESS BANKING SERVICES
R R Emslie (42) B Com (Hons), CA (SA)
Managing executive
Appointed 1987

CUTFIN (PROPRIETARY) LIMITED
J F R Stoltz (45)
B Com (Hons) (Acc), CA (SA)
Managing director
Appointed 1998

Note:
Date of appointment indicates the year of joining Absa or its predecessors

MARKET SEGMENT BUSINESS UNITS

Wholesale banking

ABSA

CORPORATE AND MERCHANT BANK

Absa Corporate and Merchant Bank's customers have access to comprehensive services through a highly representative network in South Africa and abroad.

Corporate Banking services include cheque accounts, domestic and international funding, cash management systems, card services and specialised finance transactions.

Merchant Banking services include corporate, project and structured finance as well as stockbroking through Absa Securities (Proprietary) Limited.

Treasury offers a range of services to corporate and retail customers. These services include foreign exchange, derivatives trading, money and capital market products, commodity trading and funding.

International Banking offers international trade services in the form of documentary letters of credit, collections, import and export finance, Eurocurrency loans, travellers' cheques and foreign currency transfers.

International representation includes branches in London and Singapore; wholly owned subsidiaries Absa Asia Limited (Hong Kong), Bankhaus Wölbern & Co (Germany), and Absa Manx Holdings Limited (Isle of Man); representative offices in Hamburg, New York and Shanghai; and African representation through National Bank of Commerce Limited in Tanzania, Commercial Bank of Zimbabwe Limited and Bank Windhoek Limited. Correspondent relationships are maintained with more than 1 500 banks in 130 countries.

Retail banking

Absa's retail banking activities are rendered through a new business model introduced on 1 April 2001. The business units are either segment- or product-based and Delivery Channel Services provides customers of these units with access to a selection of convenient, safe and appropriately priced physical and digital delivery channels. These channels include branches, automated teller machines (ATMs), telephone and Internet banking.

ABSA

BUSINESS BANKING SERVICES

Business Banking customers receive customised financial solutions from appropriately qualified bankers with an understanding of their business and financial needs. Service delivery for large business customers takes place through seven business centres, while dedicated areas within certain outlets provide more conventional financial solutions for medium-sized business customers.

ABSA PRIVATE BANK

Absa Private Bank offers integrated financial solutions to high net worth individuals. It focuses on wealth creation, preservation and maintenance. Absa's offshore wealth management capability further enhances its service proposition.

Contact with customers is through personal interaction with highly skilled personal bankers. Banking suites have been established in Johannesburg, Pretoria, Cape Town, Bloemfontein and Durban.

ABSA

PERSONAL FINANCIAL SERVICES

Personal Financial Services (PFS) renders financial services to customers with more specialised financial needs through wealth creation and preservation, advice and tailor-made solutions such as estate, tax and investment planning. PFS operates in selected outlets, predominantly in the metropolitan areas.

ABSA

RETAIL BANKING SERVICES

Retail Banking Services provides middle-market customers with high-quality, competitively priced products via all delivery channels.

ABSA

FLEXI BANKING SERVICES

Flexi Banking Services provides efficient and safe payment solutions and loan facilities through traditional and non-traditional delivery channels and focuses on making banking more accessible to the traditionally unbanked segment of the population. Microlending is provided through UniFer Holdings Limited.

MLS BANK

Founded in 1976 as Medical Leasing Services, MLS Bank was established in 1978. It is a niche bank satisfying the financial needs of the medical and dental professions as well as listed and private hospitals.

ABSA

ASSET-BASED AND PRODUCT BUSINESS UNITS

ABSA HOME LOANS

Absa Home Loans offers innovative products and services to suit the needs of residential property customers.

Bankfin

Bankfin offers asset-based finance through customised products and services ranging from tax-efficient finance and insurance to finance packages structured to suit the customer's particular needs.

These services are provided through the branches of Absa Bank, approved motor dealers countrywide and 68 Bankfin branches.

An extensive range of products is offered, catering for the commercial and personal market segments. (The former includes the public, business and agricultural sectors.) This range includes leases, rentals, instalment sales, floor plans, tax-based finance, fleet cards, credit line facilities and full maintenance leases.

CUTFIN

Founded in 1990 as Commercial Union Trade Finance (Proprietary) Limited and acquired by Absa in 1994, this company was renamed Cutfin in 1994.

Cutfin offers working capital and debtor finance facilities to businesses with turnover exceeding R6 million per annum, both in South Africa and internationally via Factors Chain International.

DELIVERY CHANNEL SERVICES

Delivery Channel Services manages a mix of physical and electronic channels for the Group.

PHYSICAL CHANNELS

Absa has 753 physical outlets spread throughout the provinces. Although activities through electronic channels show continuous growth, physical outlets will remain a key channel in the Group's delivery strategy.

SELF-SERVICE CHANNELS

Absa has a number of self-service channels. Services are offered through 2 217 ATMs, while the network is being expanded by increasing the number of multi-functional self-service centres and, through co-ownership with customers of Absa Business Banking Services, the franchise network is also being enlarged.

ABSA DIRECT

Absa Direct serves as a platform for the Group's e-commerce activities. It offers a comprehensive telephone and Internet banking service 24 hours a day, seven days a week, and electronic business-to-business banking solutions for the commercial and corporate markets. Its Help Desk services include stopping lost cards, telemarketing and the provision of information. Absa Direct, which supports the ATM network and offers value-added services, also administers the cellphone banking activities of the Group in conjunction with cellular service providers. The ATM network brings cash dispensing and other value-added services closer to the customer.

ABSA CARD

Absa is a leading provider of card products and merchant acquiring services in South Africa. A comprehensive range of Visa and MasterCard products is available in the personal, business and corporate market, mostly marketed under the Absa brand. A number of affinity and co-branded products are also on offer, while customised payment solutions are available to selected corporate and business customers.

FINANCIAL SERVICES

ABSA LIFE

A range of life assurance products is provided to Absa's customers by the Group's life assurer. The business is mainly derived from issuing mortgage protection policies to Absa's mortgage customers and from credit life assurance, funeral assurance and other single-need life assurance policies sold to the Group's customer base.

ABSA INSURANCE COMPANY

This is a short-term insurance company, registered to transact general insurance business for the Group.

A significant portion of its portfolio consists of comprehensive homeowners' insurance on Absa's large base of mortgaged properties. Other lines of business marketed to Absa's customer base are motor and personal lines insurance.

ABSA BROKERS

Some 1 000 brokers provide services through the Group's network of commercial bank outlets. Services are also offered to the customers of Bankfin, Absa Trust and MLS Bank. These include financial and retirement planning, life and health assurance broking, investment advice to customers in the personal, commercial and corporate market segments, as well as short-term insurance broking.

ABSA

ABSA
CONSULTANTS AND ACTUARIES

Comprehensive administrative, actuarial and consulting services, including asset-consulting services, are offered in respect of pension funds, provident funds and group schemes, as well as a wide range of related employee benefit services.

A range of umbrella retirement funds is available to cater for the smaller employer as well as domestic and farm workers.

ABSA
HEALTH CARE CONSULTANTS

Absa Health Care Consultants specialises in proactively identifying the healthcare risks and problems experienced by employer groups and medical schemes. It offers a value-added consultancy service that fully addresses each customer's unique healthcare needs, enabling trustees and employers' medical aid committees to make sound strategic and operational decisions. Strong emphasis is placed on the sustainability of value-added healthcare benefits and the optimisation of service levels.

ABSA
INVESTMENT MANAGEMENT SERVICES (AIMS)

AIMS is an approved investment manager and linked investment service provider. It offers off-the-shelf local and international linked investment products (with or without guarantees) as well as investment solutions tailored to suit the specific needs of individuals or business entities. Products are distributed through financial advisors, who use technology to provide skilled professional advice and products to investors.

ABSA TRUST

Absa Trust's main activities include the drafting of wills, the administration of deceased estates and trusts (including employee benefit trusts), portfolio management and estate and financial planning.

Absa Trust Participation Bond Managers, a subsidiary of Absa Trust, provides loan finance for the development or purchase of commercial and industrial property.

ABSA FUND MANAGERS

Absa Fund Managers offers a wide range of unit trusts, including a general fund, an income fund, a balanced fund, two international funds, a financial and industrial index fund, a smaller-companies fund and two funds of funds.

The Absa Money Market Fund invests in specialised money market instruments and offers high returns, liquidity and easy access to both individuals and businesses. Absa Fund Managers acts as the South African host for the Absa Offshore range of investment products.

STONEHAGE FINANCIAL SERVICES HOLDINGS

Stonehage Financial Services Holdings offers its international high net worth and corporate customers a range of offshore financial services, including offshore trustee services and asset management from offices in England, Switzerland, Israel and the Channel Islands.

ABSA
SYNDICATE INVESTMENTS LIMITED

Absa Syndicate Investments Limited is a corporate member of Lloyd's, based in London. It underwrites on 15 syndicates and has a premium income limit of £32 million for 2001.

OTHER ACTIVITIES

ABSA ASSET MANAGEMENT

Absa Asset Management performs portfolio asset management activities, mainly for the Absa Group's in-house funds. It focuses mainly on the management of private portfolios and fixed-interest assets for wholesale funds. The Absa Money Market Fund accounts for the bulk of this business.

ABSA SECURITIES

Absa Securities is a stockbroking firm that offers services mainly to the retail/individual market.

ABSA DEVCO

Absa DevCo specialises in the acquisition, development and sale of residential, industrial and commercial property as well as the management of property portfolios.

ALLPAY

AllPay is a division of Absa Bank, offering a mobile and biometrically-based payments system for the disbursement of social pensions and grants. It renders these services to a number of provincial governments. In addition, AllPay offers a service for the payment of wages.

Shareholders' Information

AS AT 31 MARCH 2001

	Shareholders Number	Shareholders %	Shares held Number	Shares held %
Analysis of shareholding				
Major shareholders (owners) (holding more than 5%)				
Sanlam Limited and associates			156 129 575	24,1
Universa (Proprietary) Limited and its shareholders			154 370 129	23,8
Public Investment Commissioner			43 707 036	6,7
			354 206 740	54,6
Shareholder type				
Controlling shareholders (Sanlam and Universa)			310 499 704	47,9
Managed funds			257 343 761	39,7
Individuals			80 703 284	12,4
			648 546 749	100,0
Spread of registered shareholding				
1 – 10 000	63 329	99,0	43 735 190	6,7
10 001 – 100 000	577	0,9	11 297 740	1,7
100 001 – 500 000	22	0,0	5 527 510	0,9
500 001 and over	25	0,1	587 986 309	90,7
	63 953	100,0	648 546 749	100,0
Public and non-public shareholders				
Public			322 671 484	49,8
Non-public			325 875 265	50,2
– Directors and associates			4 980 743	0,7
– Trustees of the Absa Share Incentive Scheme			10 394 818	1,6
– Sanlam Limited and associates			156 129 575	24,1
– Universa (Proprietary) Limited and its shareholders			154 370 129	23,8
			648 546 749	100,0

Performance on the JSE Securities Exchange South Africa

AS AT 31 MARCH

	2001	2000
Number of shares in issue	**648 546 749**	643 028 855
Market prices (cents per share):		
Closing	**3 210**	2 390
High	**3 365**	3 760
Low	**2 020**	2 020
Weighted average	**2 753**	2 853
Closing price/net asset value per share	**1,5**	1,3
Closing price/earnings	**8,5**	7,7
Volume of shares traded (millions)	**244,0**	244,8
Value of shares traded (R millions)	**6 719,4**	6 984,8
Market capitalisation (R millions)	**20 818,4**	15 368,4

ABSA

Financial year-end	31 March 2001
Annual general meeting	24 August 2001

Reports

Announcement of results for the year	28 May 2001
Issuing of annual financial statements	22 June 2001
Publication and issuing of interim report	19 November 2001

DIVIDEND	ANNOUNCED	LAST DATE FOR REGISTRATION	PAYABLE
Final 2000/2001	28 May 2001	15 June 2001	29 June 2001

	DECLARATION DATE	LAST DAY TO TRADE	EX DIVIDEND DATE	RECORD DATE	PAYMENT DATE
Interim 2001/2002*	19 November 2001	7 December 2001	10 December 2001	14 December 2001	18 December 2001

**In terms of the timetable required by STRATE*

ABSA Group Limited ("the Company")

Notice is hereby given that the fifteenth annual general meeting of shareholders will be held in the P W Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, on Friday, 24 August 2001 at 11:45.

Agenda

1. To consider and adopt the Group and Company financial statements for the year ended 31 March 2001.
2. To approve the remuneration of the directors for the past financial year.
3. To re-elect retiring directors by a single resolution.
4. To elect directors in place of Mr L N Jonker, Dr D F Mostert, Dr F A Sonn, Mr PE I Swartz and Mr T van Wyk, who retire by rotation, but being eligible, offer themselves for re-election.[1]
5. To confirm the appointments of Mr F J du Toit, Mr T M G Sexwale and Dr N B Bam as directors of the Company.[1]
6. To renew the general authority granted to the directors on 25 August 2000 in terms of which the authorised but unissued share capital of the Company be placed under the control of the directors of the Company subject to the provisions of Sections 221 and 222 of the Companies Act No. 61 of 1973, as amended, ("the Companies Act") and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE").
7. To consider and if deemed fit, to pass, with or without modification, the following as an Ordinary Resolution, in order to provide the directors with flexibility to issue the unissued ordinary shares for cash as and when suitable situations arise:

   "Resolved that, the directors be authorised, until this authority lapses at the next annual general meeting of the Company, provided that the authority shall not extend beyond 15 (fifteen) months of the approval, to allot and issue any ordinary shares for cash, subject to the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") and to any other restrictions set out in the mandate on the following basis:

   (a) The allotment and issue of the ordinary shares must be made to persons qualifying as public shareholders as defined in the Listings Requirements of the JSE;

   (b) The number of ordinary shares issued for cash shall not in the aggregate in any one financial year exceed 10% (ten per cent) of the Company's issued ordinary share capital, provided that such issues shall not in the aggregate in any 36 (thirty-six) month period (each of which commences on the first day of the financial year of the Company) exceed 15% (fifteen per cent) of the Company's issued ordinary share capital. The number of ordinary shares which may be issued shall be based on the number of ordinary shares in issue at the date of such application less any ordinary shares issued during the then current financial year or then current and preceding 2 (two) financial years (as applicable) provided that any ordinary shares to be issued pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application;

   (c) The maximum discount at which ordinary shares may be issued is 10% (ten per cent) of the weighted average traded price on the JSE of those shares over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors of the Company;

   (d) After the Company has issued ordinary shares for cash which represent, on a cumulative basis within a financial year, 5% (five per cent) or more of the number of ordinary shares in issue prior to that issue, the Company shall publish an announcement containing full details of the issue, including the effect of the issue on net asset value and earnings per share."

   As more than 35% of the Company's issued ordinary shares are held by public shareholders (as defined in the Listings Requirements of the JSE), a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this resolution to become effective as the resolution entails the waiver of pre-emptive rights.

8. To consider and if deemed fit, to amend the rules of the Absa Group Limited Share Incentive Scheme ("the scheme")

and the scheme's trust deed. The scheme was adopted by the Company in general meeting on 27 February 1987 and amended by the Company in general meetings on 28 July 1989, 26 March 1991, 26 July 1991 and 27 August 1999. The JSE Securities Exchange South Africa ("JSE") Listings Requirements were amended in 2000 and it is necessary to amend the rules of the scheme and the scheme's trust deed in order to comply with the changes to Schedule 14 of the JSE Listings Requirements.

The substance of the changes to Schedule 14 of the JSE Listings Requirements introduced last year are:

- share/option schemes are to be used to incentivise staff and may not be used for trading purposes
- shares may only be purchased once a participant to whom they will be allocated has been identified
- shares may only be sold once a participant has resigned or is deceased or on behalf of an employee, once the rights have vested in the employee
- a share scheme may not buy shares for the purpose of holding them to limit the volume of shares traded or for the sake of holding large quantities of shares to prevent other parties from obtaining the shares

Accordingly it is necessary to pass, with or without modification, the following Ordinary Resolution:

"Resolved that, the rules of the scheme and the scheme's trust deed, as initialled by the chairman for identification purposes, be and are hereby amended to comply with the amendments to Schedule 14 of the JSE Listings Requirements effected by the JSE in 2000."

Copies of the rules of the scheme and the scheme's trust deed, reflecting the amendments, are available for inspection during normal office hours on business days from 22 June 2001 to 24 August 2001, at the registered office of the Company, 3rd Floor, Absa Towers East, 170 Main Street, Johannesburg.

9. To consider and if deemed fit, to pass, with or without modification, the following resolution as Special Resolution Number 1.

"Resolved that, the articles of association of the Company, as initialled by the chairman for identification purposes, be and they are hereby adopted as the articles of association of the Company in substitution for the existing articles of association."

The reason for Special Resolution Number 1 is to replace the Company's articles of association ("the articles") so as:

- to make provision for Section 91A of the Companies Act to apply in respect of uncertificated shares, pursuant to the entry of the Company's shares on the "STRATE" system of the JSE Securities Exchange South Africa ("JSE")
- to bring the articles into line with the provisions of the Banks Act 94 of 1990, formerly known as The Deposit-taking Institutions Act (for example, deletion in the articles of references to the "Deposit-taking Institutions Act" and substitution therefor of the "Banks Act")
- where applicable, to align the articles with the current provisions of the JSE Listings Requirements
- to provide for communication to shareholders by electronic media, pursuant to a practice note issued by the JSE under cover of a letter dated 23 February 2001. (These procedures are not mandatory – they enable the Company, and those of its shareholders who wish to do so, to communicate electronically only if shareholders have expressly and individually consented thereto; accordingly, shareholders will not be obliged to receive electronic communications if they do not wish to.)

The effect of Special Resolution Number 1 will be to replace the articles of the Company in their entirety, in the manner aforesaid.

Because of the number of changes to the articles, they have not been itemised in Special Resolution Number 1 but have been incorporated into a revised draft of the articles, which it is proposed should replace the existing articles. Copies of the articles, reflecting the amendments, as well as the proposed replacement articles, are available for inspection during normal office hours on business days from 22 June 2001 to 24 August 2001, at the registered office of the Company, 3rd Floor, Absa Towers East, 170 Main Street, Johannesburg.

10. To consider and if deemed fit, to pass, with or without modification, the following resolution as Special Resolution Number 2.

"Resolved that, the Company or any subsidiary of the Company, may, subject to the Companies Act, the Company's articles of association and the Listings Requirements from time to time of the JSE Securities Exchange South Africa ("JSE") and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, acquire shares issued by the Company, provided that this authority shall be valid only until the next annual general meeting of the Company and may be varied by special resolution by any general meeting of the Company at any time prior to the next annual general meeting."

Pursuant to the above, the following additional information, required in terms of the Listings Requirements of the JSE, is submitted:

It is recorded that the Company may only make a general repurchase of securities if:

(a) the repurchase of securities is implemented on the JSE ("open market");
(b) the Company is authorised thereto by its articles of association;
(c) the Company is authorised by its shareholders in terms of a special resolution of the Company in general meeting, which authorisation shall be valid only until the next annual general meeting, provided that it shall not extend beyond 15 months from the date of the resolution;
(d) the general repurchase is limited to a maximum of 10% of the Company's issued share capital of that class at the time the authority is granted;
(e) repurchases must not be made at a price more than 5% above the weighted average of the market value for the securities for the five business days immediately preceding the date of repurchase; and
(f) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition.

The directors of the Company are of the opinion that, after considering the effects of a repurchase of 10% of the Company's issued share capital:

- the company would be able in the ordinary course of business to repay its debts for a period of 12 months after the date of the notice of annual general meeting;
- the consolidated assets of the Company, fairly valued in accordance with Generally Accepted Accounting Practice, would be in excess of the Company's consolidated liabilities; and
- the Company's ordinary capital reserves and working capital would be adequate for a period of 12 months after the date of the notice of annual general meeting.

In terms of the Listings Requirements of the JSE, the maximum number of shares that can be repurchased amounts to 64 854 675 shares (10% of the 648 546 749 shares currently in issue). This authority shall extend from the date of this annual general meeting to the following annual general meeting.

The reason for passing Special Resolution Number 2 is to enable the Company or any of its subsidiaries, by way of a general authority from shareholders, to acquire shares issued by the Company. The effect of Special Resolution Number 2, once registered, will be to permit the Company or any of its subsidiaries to acquire such shares in terms of the Companies Act.

Notice of the proposal to pass Special Resolution Number 2 set out in 10 above should not be construed as an intention by the Company at any time in the near future to give effect to an acquisition of its own shares, in terms of the Companies Act.

A member qualified to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

In order to be effective, proxy forms must be delivered or posted to the Transfer Secretaries, Mercantile Registrars Limited, 8th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) so as to reach this address not later than 11:45 on Wednesday, 22 August 2001.

By order of the board

W R Somerville
Group Secretary

Johannesburg
22 June 2001

[1] *Biographical information about the directors to be re-elected or confirmed appears on page 20 of the annual report.*

Controlling company

Absa Group Limited
Reg No 1986/003934/06

Registered office
3rd Floor, Absa Towers East
170 Main Street, Johannesburg, 2001

Postal address
PO Box 260595, Excom, 2023
Telephone (011) 350-4000
Telefax (011) 350-4928
e-mail: groupsec@absa.co.za

BOARD OF DIRECTORS
D C Cronjé *(Chairman)*
D C Brink *(Deputy Chairman)*
E R Bosman* *(Group Chief Executive)*
N B Bam
L Boyd
B P Connellan
A S du Plessis
F J du Toit*
L N Jonker
P du P Kruger
D F Mostert
T M G Sexwale
H L Shill
F A Sonn
P E I Swartz
T van Wyk

TRANSFER SECRETARIES
Mercantile Registrars Limited
11 Diagonal Street, Johannesburg, 2001

Postal address
PO Box 1053, Johannesburg, 2000
Telephone (011) 370-5000
Telefax (011) 370-5271/2

UNITED KINGDOM GDR DEPOSITARY
Bankers Trust (part of Deutsche Bank Group)
Winchester House
1 Great Winchester Street
London EC2N 2DB, United Kingdom

AUDITORS
KPMG
Ernst & Young

GROUP SECRETARY
W R Somerville
e-mail: williams@absa.co.za

SPONSORS

Lead Sponsor
Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch Group)
138 West Street, Sandown, Sandton, 2196

Postal address
PO Box 5591, Johannesburg, 2000
Telephone (011) 305 5555
Telefax (011) 305 5610

Co-sponsor
Absa Corporate and Merchant Bank
Corporate Finance Department
3rd Floor, Absa Towers North, 3W2,
180 Commissioner Street, Johannesburg, 2001

Postal Address
P O Box 8054, Johannesburg, 2000
Telephone (011) 350 4000
Telefax (011) 350 7422

Banking

Absa Bank Limited and its operating divisions
Absa Bank Limited
Reg No 1986/004794/06

REGISTERED OFFICE
3rd Floor, Absa Towers East
170 Main Street, Johannesburg, 2001

POSTAL ADDRESS
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-5143
e-mail: groupsec@absa.co.za

BOARD OF DIRECTORS
D C Cronjé *(Chairman)*
D C Brink *(Deputy Chairman)*
E R Bosman* *(Chief Executive)*
N B Bam
S L Botha*
L Boyd
B P Connellan
A S du Plessis
F J du Toit*
C Erasmus*
A M Griesel*
L N Jonker
P du P Kruger
D F Mostert
T M G Sexwale
H L Shill
F A Sonn
P E I Swartz
J P van der Merwe*
T van Wyk
L L von Zeuner*
H R de W Wright*

ABSA RETAIL BANK DIVISION
Absa Towers, 160 Main Street
Johannesburg, 2001

Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-5144
e-mail: jansn@absa.co.za

DIVISIONAL BOARD
E R Bosman* (Chairman)
S L Botha*
J M Bortz
D C Cronjé
F J du Toit*
A M Griesel*
M Kropman
P C Luttig
S N Mahomed
F A Sonn
D D Tabata
J P van der Merwe*
L L von Zeuner*
H R de W Wright*

BANKFIN DIVISION
Absa Towers, 160 Main Street
Johannesburg, 2001

Postal address
PO Box 8842, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-5374
e-mail: bankfin@absa.co.za

ABSA CORPORATE AND MERCHANT BANK DIVISION
Absa Towers North, 180 Commissioner Street,
Johannesburg, 2001

Postal address
PO Box 2683, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-3104
e-mail: nicolaf@absa.co.za

DIVISIONAL BOARD
E R Bosman* *(Chairman)*
S P Leach* *(Managing Executive)*
D C Brink
B P Connellan
D C Cronjé
F J du Toit*
L N Jonker
N J Morris

Overseas offices

London Branch
52 – 54 Gracechurch Street
London, EC3V OLD
United Kingdom
Telephone (0944207) 528-8296
Telefax (0944207) 528-8298
e-mail: joe.rosen@absa.co.uk

Hamburg
Bankhaus Wölbern & Co. (AG & Co. KG),
Reg No HRA 51805
Herrengraben 74
Hamburg, D-20459
Telephone (094940) 37 608-100
Telefax (094940) 37 608-101
e-mail: info@woelbern.de

Absa Bank
Representative Office
Herrengraben 74
Hamburg, D-20459
Telephone (094940) 36 9730-0
Telefax (094940) 36 97 3036
e-mail: tucher@absa.de

Hong Kong
Absa Asia Limited
Reg No 116188
13th Floor, Dah Sing
Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
Telephone (09852) 2531-9388
Telefax (09852) 2802-1908
e-mail: absahk@absaasia.com

Isle of Man
Absa Manx Holdings Limited
Reg No 076041C
3rd Floor, 18 – 20 North Quay
Douglas, Isle of Man, IM1 4LE
Telephone (09441624) 615-042
Telefax (09441624) 614-943
e-mail: amalgfin@enterprise.net

*Executive in Absa Group

ABSA

New York
Absa Bank Representative Office
42nd Floor
780 Third Avenue
New York, NY 10017
Telephone (091212) 223-4400
Telefax (091212) 223-5620
e-mail: mrule@ix.netcom.com

Shanghai
Absa Bank Representative Office
Room 404, Dynasty Centre
457 Wulumuqi Road North
Shanghai, 200040
People's Republic of China
Telephone (098621) 6249-7050
Telefax (098621) 6249-0181
e-mail: juliaabsash@online.sh.cn

Singapore Branch
7 Temasek Boulevard
#16 – 01 Tower One
Singapore, 038987
Telephone (0965) 333-1033
Telefax (0965) 333-1066
e-mail: absasgsg@singnet.com.sg

Stockbroking

ABSA SECURITIES (PROPRIETARY) LIMITED
Reg No 1973/010798/07
Park Ridge Office Park, Block C
65 Empire Road, Parktown, 2193

Postal address
PO Box 61320, Marshalltown, 2107

Dealing Department:
Telephone (011) 647-0892
Telefax (011) 647-0877

Scrip Department:
Telephone (011) 377-3000
Telefax (011) 838-7653
e-mail: les@absasecurities.co.za

Factoring and invoice discounting

CUTFIN (PROPRIETARY) LIMITED
Reg No 1990/001207/07
H R de W Wright* *(Chairman)*
J F R Stoltz* *(Managing Director)*
Cutfin House, Block A, Dunkeld Park
6 North Road, Dunkeld West, 2196

Postal address
PO Box 1411, Saxonwold, 2132
Telephone (011) 280-6666
Telefax (011) 280-6601
e-mail: echina@cutfin.co.za

Direct Banking and Investments

ABSA DIRECT
L L von Zeuner* *(Executive Director)*
Curatio Building, 5th Floor
3 Annet Road, Auckland Park, 2092

POSTAL ADDRESS
PO Box 91856, Auckland Park, 2006
Telephone (011) 356-7011
Telefax (011) 356-7020
e-mail: henris@absa.co.za

Credit card services

ABSA CARD DIVISION
Volkskas Centre
Strijdom Square
230 Van der Walt Street, Pretoria, 0001

Postal address
P O Box 3915, Pretoria, 0001
Telephone (012) 317-0000
Telefax (012) 320-6982
e-mail: contactcard@absa.co.za

Asset Management

ABSA ASSET MANAGEMENT LIMITED
Reg No 1997/017903/06
C Erasmus* *(Chairman)*
A S Swart* *(Managing Director)*
Park Ridge Office Park
Block C, 65 Empire Road, Parktown, 2193

Postal address
PO Box 1064, Auckland Park, 2006
Telephone (011) 647-0800
Telefax (011) 647-0809
e-mail: wynandvn@absa.co.za

Specialist bank

MLS BANK LIMITED
Reg No 1963/006472/06
C Erasmus* *(Chairman)*
M J Croucamp* *(Managing Director)*
50 Oxford Road, Parktown, 2193

Postal address
PO Box 87175, Houghton, 2041
Telephone (011) 486-1430
Telefax (011) 486-2255
e-mail: mlsexec@mlsbank.co.za

Other banking subsidiaries and interests

UNIFER HOLDINGS LIMITED
Homestead Court
37 Homestead Road
Rivonia 2128

Postal address
Private Bag X9941, Sandton, 2146
Telephone (011) 259-7030
Telefax (011) 259-7031
e-mail: jklotnick@unifer.co.za

NATIONAL BANK OF COMMERCE LIMITED
NBC House
Sokoine Drive – Mezzanine Floor
P O Box 1863, Dar es Salaam, Tanzania
Telephone (09255) 222-110959
Telefax (09255) 222-112887
e-mail: nbc97Ltd@raha.com

COMMERCIAL BANK OF ZIMBABWE LIMITED
60 Union Avenue
P O Box 3313, Harare, Zimbabwe
Telephone (092634) 749714
Telefax (092634) 758077
e-mail: cbzinfo@africaonline.co.zw

BANK WINDHOEK HOLDINGS LIMITED
Bank Windhoek Building
262 Independence Avenue, Windhoek
P O Box 15, Windhoek, Namibia
Telephone (0926461) 299-1122
Telefax (0926461) 299-1287
e-mail: info@bankwindhoek.com.na

MEEG BANK LIMITED
Meeg Bank Building
60 Sutherland Street, Umtata
Eastern Cape, 5100

Postal address
P O Box 332, Umtata, 5100
Telephone (047) 502-6200
Telefax (047) 532-2546

Financial services and insurance

ABSA Financial Services Limited and its major subsidiaries

ABSA FINANCIAL SERVICES LIMITED
Reg No 1969/009007/06
E R Bosman* *(Chairman)*
C Erasmus* *(Managing Director)*
ABSA Towers East
170 Main Street, Johannesburg, 2001

Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4227
Telefax (011) 350-3946
e-mail: charlese@absa.co.za

ABSA CONSULTANTS AND ACTUARIES (PROPRIETARY) LIMITED
Reg No 1961/001434/07
C Erasmus* *(Chairman)*
M J Grobler* *(Managing Director)*
21 Kruis Street, Johannesburg, 2001

Postal address
PO Box 928, Johannesburg, 2000
Telephone (011) 330-2224
Telefax (011) 331-5264
e-mail: jgrobler@absa.co.za

ABSA HEALTH CARE CONSULTANTS (PROPRIETARY) LIMITED
Reg No 1983/008344/07
C Erasmus* *(Chairman)*
L J Botha* *(Managing Director)*
Absa Building, 2nd Floor, 1263 Heuwel Avenue, Centurion, Pretoria, 0157

Postal address
PO Box 10285, Centurion, 0046
Telephone (012) 663-4159
Telefax (012) 663-8673
e-mail: louisjb@absa.co.za

ABSA FUND MANAGERS LIMITED
Reg No 1991/000881/06
C Erasmus* *(Chairman)*
A S Swart* *(Managing Director)*
65 Empire Road, Parktown, 2193

Postal address
PO Box 6115, Johannesburg, 2000
Telephone (011) 480-5000
Telefax (011) 480-5440

**Executive in Absa Group*

ABSA

e-mail: wayned@absa.co.za

ABSA BROKERS (PROPRIETARY) LIMITED
Reg No 1970/002732/07
C Erasmus* *(Chairman)*
P J Reyneke* *(Managing Director)*

LIFE BROKING
267 Kent Avenue, Randburg, 2194

Postal address
PO Box 3540, Randburg, 2125
Telephone (011) 289-0600
Telefax (011) 289-0740
e-mail: jreyneke@absa-ib.co.za

SHORT-TERM BROKING
267 Kent Avenue, Randburg, 2194

Postal address
PO Box 3992, Randburg, 2125
Telephone (011) 289-0600
Telefax (011) 289-0740
e-mail: jreyneke@absa-ib.co.za

ABSA INSURANCE COMPANY LIMITED
Reg No 1992/001737/06
C Erasmus* *(Chairman)*
C F de Jager* *(Managing Director)*
21 Kruis Street, Johannesburg, 2001

Postal address
PO Box 421, Johannesburg, 2000
Telephone (011) 330-2285
Telefax (011) 331-7414
e-mail: coenraad@absa.co.za

ABSA LIFE LIMITED
Reg No 1992/001738/06
C Erasmus* *(Chairman)*
W T Lategan* *(Managing Director)*
21 Kruis Street, Johannesburg, 2001

Postal address
PO Box 421, Johannesburg, 2000
Telephone (011) 330-2371
Telefax (011) 331-1312
e-mail: williel@absa.co.za

ABSA TRUST LIMITED
Reg No 1915/004665/06
C Erasmus* *(Chairman)*
A S Swart* *(Managing Director)*
65 Empire Road, Parktown, 2193

Postal address
PO Box 223, Auckland Park, 2006
Telephone (011) 480-5000
Telefax (011) 480-5193
e-mail: willieg@absa.co.za

ABSA PRIVATE BANK
1st Floor, Block A, 65 Empire Road
Parktown, 2193

Postal address
PO Box 1133, Auckland Park, 2006
Telephone (011) 480-5014
Telefax (011) 480-5225
e-mail: absapbc@absa.co.za

DIVISIONAL BOARD
C L van Wyk *(Chairman)*
F J du Toit*
C Erasmus*
M Kropman
B O'Donnell*
D L Rose
A S Swart*
Alternate
G G Ciucci

ABSA INVESTMENT MANAGEMENT SERVICES (PROPRIETARY) LIMITED
Reg No 1980/002425/07
C Erasmus* *(Chairman)*
C M Harris* *(Managing Director)*
1 Woodmead Drive, Block 12
Woodmead Estate, 2128

Postal address
P O Box 974, Johannesburg, 2000
Telephone (011) 259-0111
Telefax (011) 259-0051/2
e-mail: aims@absa.co.za

STONEHAGE FINANCIAL SERVICES HOLDINGS LIMITED
Reg No 68206
C L van Wyk *(Chairman)*
G G Ciucci *(Operating Executive)*

Registered office
Sir Walter Raleigh House
48/50 The Esplanade, St Helier, Jersey
JE1 4HH
Channel Islands

Postal address
PO Box 639, St Helier, Jersey, JE1 4HH
Channel Islands
Telephone (09441534) 823-000
Telefax (09441534) 823-001
e-mail: ian.crosby@stonehage.com

GTS TRUST (JERSEY) LIMITED
Reg No 46604
I C Crosby *(Managing Director)*

Registered office
Sir Walter Raleigh House
48/50 The Esplanade, St Helier, Jersey
JE1 4HH
Channel Islands

Postal address
PO Box 639, St Helier, Jersey, JE1 4HH
Channel Islands
Telephone (09441534) 823-000
Telefax (09441534) 823-001
e-mail: ian.crosby@stonehage.com

Property development

ABSA DEVELOPMENT COMPANY HOLDINGS (PROPRIETARY)LIMITED
Reg No 1968/001326/07
F J du Toit* *(Chairman)*
A C Botma* *(Managing Director)*
Absa Towers North, 180 Commissioner Street
Johannesburg, 2001

Postal address
PO Box 1132, Johannesburg, 2000
Telephone (011) 350-8512
Telefax (011) 350-7424
e-mail: chrisbot@absa.co.za

Provincial boards

Eastern Cape
J A C McIntosh *(Chairman)*
D D Tabata *(Vice-chairman)*
G C Albertyn
A A da Costa
B P Erasmus
J Schewitz
M O Xundu

Free State
R G Burls *(Chairman)*
W F Relling *(Vice-chairman)*
I H Auret
H Lerm
D Motlhanke
F P Retief

Gauteng
L I Weil *(Chairman)*
P J Muller *(Vice-chairman)*
I J de Villiers
M C Mogase
Y A Moti
J J Sauer
C Worthington

Gauteng North
D J de Villiers *(Chairman)*
H P Africa
C Smith
M P Cilliers

KwaZulu-Natal
N A Gasa *(Chairman)*
P C Cornell *(Vice-chairman)*
N T Oosthuizen
A G S Osman
S J Sibeko

Mpumalanga
J J Claassen *(Chairman)*
J Shill *(Vice-chairman)*
J J Maritz
H van der Merwe

Northern Cape
P Crouse *(Chairman)*
T G Ntlangula
C P van den Heever
A Vermeulen
M S Wookey

Northern Province
S N Mahomed *(Chairman)*
I I Bower *(Vice-chairman)*
T F Pretorius
P G A Vorster

North West Province
I Klynsmith *(Chairman)*
M Kropman *(Vice-chairman)*
J P du Preez
R K Mokitime
T A Ratefane
S Roopa
G van der Merwe

Western Cape
P E I Swartz *(Chairman)*
G Mallinick
B R September
D G Steenkamp
G J van der Merwe

*Executive in Absa Group

ABSA

Persons seeking information about Absa Group Limited should contact
Absa Group Investor Relations

PO Box 7735, Johannesburg, 2000

Telephone (+2711) 350-4061
Telefax (+2711) 350-6487

e-mail: willier@absa.co.za
Website: www.absa.co.za

Design and production by: Bastion Graphics, Absa Group Finance and Group Investor Relations

'n Afrikaanse weergawe van dié jaarverslag is by die oordragsekretaris beskikbaar.

ABSA

Form of Proxy

ANNUAL GENERAL MEETING

Absa Group Limited

Registration number 1986/003934/06
("the Company")

I/We ______________________________
(name(s) in block letters)

of ______________________________
(address in block letters)

being (a) member(s) of the Company and entitled to vote, do hereby appoint ______________________________

____

or, failing him/her, ______________________________

or, failing him/her, the chairman of the meeting as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the annual general meeting of members of the Company to be held on Friday, 24 August 2001 at 11:45 and at any adjournment thereof, as follows:

	In favour of*	Against*	Abstain*
1. Resolution to adopt the Group and Company annual financial statements			
2. Resolution to approve the remuneration of the directors			
3. Resolution to re-elect retiring directors by a single resolution			
4. Resolution to re-elect retiring directors, namely Mr L N Jonker, Dr D F Mostert, Dr F A Sonn, Mr P E I Swartz and Mr T van Wyk			
5. Resolution to confirm the appointments of Mr F J du Toit, Mr T M G Sexwale and Dr N B Bam as directors			
6. Resolution to place the unissued shares under the control of the directors			
7. Ordinary Resolution to issue ordinary shares for cash			
8. Ordinary Resolution to amend the rules of the Absa Share Incentive Scheme and the Scheme's Trust Deed			
9. Special Resolution No 1			
10. Special Resolution No 2			

**Please indicate with an "X" in the appropriate spaces provided above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she thinks fit.*

A member of the Company entitled to attend and vote at the above-mentioned meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Signed at ______________ on ______________ 2001

Full name(s) ______________________________
(in block letters)

Signature(s) ______________________________

Assisted by (guardian) ______________ Date ______________ 2001

If signing in a representative capacity, see note 2 overleaf.

ABSA

Notes

1. If two or more proxies attend the meeting, then that person attending the meeting whose name appears first on the proxy form and whose name is not deleted shall be regarded as the validly appointed proxy.

2. The authority of a person signing a proxy in a representative capacity must be attached to the proxy form unless the authority has already been recorded by the Company.

3. In order to be effective, proxy forms must be delivered or posted to the Transfer Secretaries, Mercantile Registrars Limited, 8th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) so as to reach this address not later than 11:45 on Wednesday, 22 August 2001.

4. The delivery of a duly completed proxy form shall not preclude any member or his/her duly authorised representative from attending the meeting and speaking and voting thereat instead of the proxy.

ABSA

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